As filed with the Securities and Exchange Commission on April 17, 2015
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FLAGSHIP CREDIT CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	6141	61-1758288
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

	Flagship Credit Corporation 3 Christy Drive, Suite 201 Chadds Ford, PA 19317 1-800-430-9063
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Ritter Chief Executive Officer and President Flagship Credit Corporation 3 Christy Drive, Suite 201 Chadds Ford, PA 19317 1-800-430-9063
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Richard D. Truesdell, Jr., Esq. John B. Meade, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	David J. Goldschmidt, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  __________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, $.001 par value per share	$50,000,000	$5,810

(1)	Includes shares which may be sold pursuant to the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 17, 2015

PRELIMINARY PROSPECTUS

                Shares

Class A Common Stock
$            per share

We are offering                 shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional                  shares. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

This is our initial public offering, and no public market exists for our Class A common stock. We anticipate that the initial public offering price will be between $        and $        per share.

We have two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which has one vote per share. Following this offering, certain investment funds constituting part of the Perella Weinberg Partners Asset Based Value Strategy will hold substantially all of our issued and outstanding Class B common stock and will control more than a majority of the combined voting power of our common stock. As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our amended and restated certificate of incorporation and amended and restated bylaws and the approval of any merger or sale of substantially all of our assets. We are a “controlled company” within the meaning of the corporate governance rules of the                           . See “Organizational Structure” and “Management—Controlled Company Exception.”

We intend to apply to have our Class A common stock listed on the                                 under the symbol “      .”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 15.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us before expenses(1)	$	$
Proceeds to the selling stockholders before expenses	$	$

(1)	See “Underwriting” for additional compensation to be paid to the underwriters.

The selling stockholders have granted the underwriters the option to purchase up to an additional              shares of Class A common stock.

The underwriters expect to deliver the shares to purchasers on or about                , 2015 through the book-entry facilities of The Depository Trust Company.

, 2015

TABLE OF CONTENTS

	Page		Page
Prospectus Summary	1	Management	87
Risk Factors	15	Compensation Discussion and Analysis	91
Special Note Regarding Forward-Looking Statements	44	Certain Relationships and Related Party Transactions	101
Organizational Structure	45	Principal and Selling Stockholders	108
Use of Proceeds	50	Description of Capital Stock	111
Dividend Policy	50	U.S. Federal Tax Considerations for Non-U.S. Holders of Class A Common Stock	118
Capitalization	51	Shares Eligible for Future Sale	120
Dilution	52	Underwriting	122
Unaudited Pro Forma Financial Information	53	Legal Matters	128
Selected Historical Financial Data	56	Experts	128
Management’s Discussion and Analysis of Financial Condition and Results of Operations	57	Where You Can Find More Information	128
Business	73	Index to Combined Consolidated Financial Statements	F-1

In this prospectus, “Flagship,” the “company,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” to FC HoldCo LLC (“FC HoldCo”) and its consolidated subsidiaries and (ii) after the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” to Flagship Credit Corporation and its consolidated subsidiaries, including FC HoldCo. We also refer to Flagship Credit Corporation as the “Issuer.” We refer to the investment funds constituting part of the Perella Weinberg Partners Asset Based Value Strategy as the “ABV Funds.” The ABV Funds are managed by Perella Weinberg Partners Capital Management LP, an affiliate of Perella Weinberg Partners Group LP (together with its affiliates and designees, including the ABV Funds, “PWP”).

Throughout this prospectus we also refer to the term “FICO® score,” which means a credit score developed by Fair Isaac & Co. A FICO® score is widely used as a means of evaluating the likelihood that credit users will pay their obligations. The range of FICO® scores is 300-850, with a higher FICO® score generally indicating a greater likelihood of repayment.

We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A common stock.

This prospectus includes industry and market data that we obtained from periodic industry publications, third-party studies and surveys, filings of public companies in our industry and internal company surveys. These sources include government and industry sources. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

Certain of the states in which we are licensed to provide consumer finance services have laws or regulations which require regulatory notice or approval for the acquisition of “control” of regulated entities. Under some state laws or regulations applicable to licensing, there exists a presumption of “control” when an acquiring party acquires as little as 10% of the voting securities of a regulated entity or of a company which itself controls (directly or indirectly) a regulated entity. Therefore, in connection with any person acquiring 10% or more of our combined common stock, the prior notification to or approval of some state licensing regulators, or a determination from such regulators that “control” has not been acquired, may be required.

Until          , 2015, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, the consolidated financial statements and the notes to those statements.

Our Company

Flagship is an independent, growth-oriented automotive financing and servicing company. We provide financing to borrowers that do not typically have access to prime credit lending terms for the purchase of affordable, late-model vehicles and the refinancing of existing automotive financings. We have a full-service platform for the origination, underwriting and servicing of automotive finance receivables with robust enterprise-wide risk management and compliance systems and processes. The majority of our finance receivables are retail installment contracts originated through our growing base of dealer customers in our Indirect channel. We also originate automotive loans directly to borrowers through CarFinance.com, our Direct channel. Our strategy is to consistently grow our finance receivables while prudently managing our portfolio risk.

In 2014, we originated $1.3 billion in finance receivables to more than 64,600 accounts. These originations represented a 40% increase from 2013. 64% of our total originations in 2014 were used by borrowers to finance the purchase of used vehicles, 12% were used to refinance existing automotive financings of used vehicles, and 24% were used to finance the purchase of new vehicles. As of December 31, 2014, we managed approximately $1.9 billion of gross finance receivables, of which 99.3% are originated finance receivables, with a weighted average FICO® score of 597, based on FICO® scores at origination. In 2014, we achieved a 13.5% yield on earning assets, earned net interest income of $163.0 million and net income of $22.6 million. As of December 31, 2014, we had 595 employees across our Chadds Ford, Pennsylvania, Irving, Texas, Irvine, California, Phoenix, Arizona and Indianapolis, Indiana offices.

Our Industry

The automotive lending market is among the largest consumer finance markets in the U.S. and continues to grow as more consumers choose to finance the purchase of new and used vehicles. Total outstanding automotive loan balances were approximately $886 billion according to Experian Information Solutions, Inc. (“Experian”) as of December 31, 2014. In the fourth quarter of 2014, approximately 84% of new and 55% of used vehicle purchases (including leased vehicles) were financed, compared to 81% and 51% in the fourth quarter of 2010. In the fourth quarter of 2014, approximately 63% of all vehicles financed in the U.S. were used vehicles. Borrowers typically considered to be below prime by credit evaluation services purchase a greater portion of used vehicles relative to borrowers considered to be prime. According to Experian, as of December 31, 2014, the percentage of borrowers that were considered to be below prime was 39% of the total automotive loans outstanding.

The U.S. light vehicle sales market is large and has experienced significant recent growth supported by an improving U.S. economy as well as the vehicle replacement cycle. In December 2014, U.S. light vehicle sales reached a Seasonally Adjusted Annual Rate (“SAAR”) of 16.8 million units, having increased at a 7.9% compound annual growth rate (“CAGR”) since December 2010, according to the U.S. Bureau of Economic Analysis. Moreover, according to the Federal Reserve Board and Federal Open Market Committee economic projections, as of March 18, 2015, the U.S. economy is expected to grow at an annual rate of 2.5% in 2015 and 2016. In addition to an attractive macroeconomic environment, the aging of vehicles in the U.S. is further driving light vehicle sales growth. According to the Bureau of Transportation Statistics, the average U.S. vehicle age has increased 36% since 1995 to 11.4 years old as of January 1, 2014, setting the stage for an upcoming replacement cycle as consumers make vehicle purchases that were deferred during the recent recession.

The U.S. automotive lending market is fragmented, especially for lenders to below prime borrowers. Based on Experian Automotive data, no single lender had greater than a 6% share of the below prime automotive lending market as measured by unit count during the fourth quarter of 2014. Similarly, among used vehicle lenders that provide financing to borrowers with a VantageScore® of 501 to 660, the five largest market participants had a collective market share (based on the number of vehicles financed) of only 24% in the fourth quarter of 2014. VantageScore® is a credit score developed by the three major credit bureaus with a range of 300-850.

Our Typical Borrower

Our typical borrower does not have access to credit on prime lending terms, but has stable income, limited indebtedness and a FICO® score that is between 525 and 675. Our borrowers often have a blemished credit history but are able to demonstrate an ability to satisfy their obligations under a retail installment contract or loan that is consistent with our established underwriting guidelines. We refer to our typical borrowers as non-prime, although some third-party credit evaluation services refer to our typical borrowers as a mix of non-prime and sub-prime. We believe our underwriting approach enables us to offer financing on terms that are fair and affordable to our borrowers relative to alternatives in the market and are attractive to our dealer customers.

Our Indirect Channel

Our Indirect channel currently uses the Flagship and CarFinance brands. We have well-established relationships with our nationwide dealer customer base from whom we originate retail installment contracts that meet our underwriting criteria. When selecting dealer customers, we focus on manufacturer-franchised dealers that sell new and used vehicles and independent dealers that meet our standards. We use the term “active dealers” to refer to dealer customers who have completed our dealer enrollment process and are capable of submitting applications. We use the term “funding dealers” to refer to dealer customers who have funded a retail installment contract with us in the past 12 months. As of December 31, 2014, our dealer customer base consisted of more than 7,400 active dealer customers in 43 states of which approximately 5,400 are funding dealer relationships. We are continuing to grow our nationwide dealer customer base through our dealer roll-out strategy and increasing our penetration rate with our existing dealer customers.

We are positioned with our dealer customers as one of the few independent lenders able to tailor financing terms to meet a borrower’s specific ability to pay, helping dealer customers complete certain sales transactions. We offer a relationship-based model for working with dealer customers where our area sales managers, credit analysts and funding analysts work together to service each dealer. We believe this team approach helps build relationships with our dealer customers and enables us to be more flexible in offering financing suitable to our borrowers and dealer customers.

For the year ended December 31, 2014, we originated approximately $1.1 billion of retail installment contracts from our dealer customers, 83% of which were originated from manufacturer-franchised dealer customers and approximately 17% of which were originated from our qualified independent dealer customers. Additionally, we established more than 2,000 new dealer customer relationships. As of December 31, 2014, the weighted average APR on our Indirect finance receivables portfolio was 15.6% on a gross outstanding balance of $1.6 billion.

Our Direct Channel

Our Direct channel, CarFinance.com, offers automotive loans directly to non-prime borrowers that meet our underwriting criteria to refinance existing automotive financings and to finance the purchase of new or used vehicles. We source applications both organically, which includes our web portal, direct mail campaigns and paid web search placements, and through third-parties, such as lead generation providers and “pass through” relationships with other financial institutions.

While to date CarFinance.com originations have predominantly been used by borrowers to refinance existing automotive financings, we believe CarFinance.com is an attractive long-term growth opportunity for us to capitalize on changing consumer behavior in the automotive market. We believe there is an emerging group of consumers who prefer to use the internet, including via mobile devices, to research and arrange for vehicle purchases prior to visiting a dealer. As consumers continue to use the internet, including via mobile devices, to complete more aspects of the vehicle purchasing process, we believe CarFinance.com will increasingly be viewed as a value-added lead generation service for our dealer customers.

In 2014, we originated approximately $194 million of automotive loans through our Direct channel, of which 79% were used to refinance existing automotive loans and 21% of which were used to purchase new and used vehicles. As of December 31, 2014, our weighted average APR on our Direct finance receivables portfolio was 12.9% on a gross outstanding balance of $264 million.

Our Affinity Program

Within our Indirect and Direct channels, we can generate origination volume through affinity programs. Affinity programs enable us to gain access to incremental borrowers through their affiliation with certain professions, employers and organizations. For example, we have a relationship with Dealers’ Financial Services, LLC (“DFS”) and its Military Installment Lending and Education Service program (“MILES”), a third-party affinity network focused on providing non-prime active duty military personnel with information and education about automotive financing. We continue to seek similar affinity relationships that provide access to borrowers that meet our underwriting criteria.

Our Underwriting Approach

When evaluating an application, we rely on a highly disciplined credit and underwriting approach that employs a hybrid of advanced analytics, proprietary scorecards, workflow systems and review by trained and experienced credit analysts. Applications sourced through our Indirect and Direct channels that meet our minimum underwriting criteria are scored using one of our proprietary statistical scorecards and reviewed by a credit analyst. Our scorecards augment commonly applied credit factors, such as FICO® scores, with additional credit characteristics and the specifics of each finance receivable structure. Once scored, each application is reviewed by a credit analyst. The credit analyst determines if the financing terms are consistent with our underwriting guidelines based on the applicant’s credit history, debt level, and capacity to repay borrowings as well as an analysis of the loan structure and collateral.

Following underwriting, all accepted approval offers undergo a verification process prior to funding. Our funding analysts review documentation received directly from borrowers and from dealer customers on behalf of borrowers to assess the accuracy and completeness of all information we require. Through our stringent funding verification process, we seek to verify, among other items, employment, income and insurance information and typically conduct a telephone interview. This process helps improve our credit performance and enhances our compliance program by helping to ensure that our borrowers understand the terms of their retail installment contract or loan.

Our History

Our management team has significant experience in the non-prime automotive financing sector over multiple economic cycles. The Flagship brand was initially created in 1998 when our Chief Executive Officer and President, Michael Ritter, merged Franklin Acceptance Corporation and ProCredit, Inc. Under Mr. Ritter’s leadership, the finance receivables portfolio grew to $841 million prior to the sale of the company to Wells Fargo Financial, Inc. in 2000 to form its national indirect vehicle lending operations. The origins of our current business date back to 2005 when the former Flagship Credit Corporation (“Former FCC”) was founded by Michael Ritter. In August 2010, the ABV Funds formed Flagship Credit Acceptance LLC (“FCA”) and acquired the assets of Former FCC. Our management team transitioned to FCA and continued to operate the business.

Similarly, CarFinance Capital LLC (“CFC”) was founded and led by a team of automotive financing industry veterans that successfully managed automotive financing companies over multiple economic cycles. Members of the management team led Triad Financial Corporation, helping it grow to more than $4 billion of finance receivables. Members of the management team also founded RoadLoans.com, one of the earliest web-based, direct lending origination platforms. In 2011, the ABV Funds made an equity investment in CFC.

On January 1, 2015, we completed the merger of the parent entities of FCA and CFC within a single corporate entity, which is our ongoing company.

Our Competitive Strengths

Well positioned in an attractive, high growth market.

We provide automotive financing to borrowers that do not typically have access to prime credit lending terms for the purchase of affordable, late-model vehicles and the refinancing of existing automotive financings. Our typical borrowers, which we refer to as non-prime, represent a large market segment served by a fragmented group of lenders. Since the recession of 2008-2009, many of our competitors have exited our chosen market creating a significant opportunity for lenders with expertise and scale in this market segment.

Full-service, scalable automotive financing platform.

We have developed a full-service automotive financing platform with origination, underwriting, risk management and servicing capabilities to support our growth strategy. We employ centralized underwriting and servicing to ensure we continue our disciplined, consistent approach to underwriting, risk management, servicing and compliance. In addition, we have made significant investments in staffing, processes and state-of-the-art systems.

Flexible business model tailored to the needs of our dealer customers and borrowers.

We believe we provide a differentiated, flexible approach to origination and underwriting that benefits our dealer customers and borrowers while providing attractive risk-adjusted financial returns. Our relationship-based model for working with dealer customers helps us understand each dealer customer’s individual needs allowing us to offer a competitive automotive financing product with superior customer service. While our larger competitors, primarily banks, tend to compete on cost of funds and speed of execution, we focus on better understanding the specific credit profile and particular financial circumstances of our borrowers.

In our Direct channel, CarFinance.com, we similarly provide flexibility for our borrowers. CarFinance.com simplifies the automotive financing process by enabling borrowers to source refinancing for existing borrowings and financing for the purchase of new and used vehicles over the internet, including via a mobile device.

Experienced management team.

Our senior management team is comprised of professionals with deep experience in automotive financing, commercial banking, accounting, and the financial industry. Led by our Chief Executive Officer and President, Michael Ritter, who has over 37 years of experience in the financial services industry, our management team has a proven track record of building and leading successful multi-billion dollar non-prime automotive and specialty finance businesses. Our management team has successfully managed credit risk and efficiently serviced retail installment contracts and loans through multiple economic cycles.

Access to robust financing markets to fund growth.

We rely primarily on secured warehouse facilities, the asset backed securities (“ABS”) market and residual interest credit facilities to fund our originations. Currently we have five multinational banks in our warehouse facilities and one multinational bank providing residual financing. We have successfully executed 9 ABS transactions from 2012 to 2014, raising approximately $2.2 billion in total proceeds. Historically, the secured lending markets for automotive receivables have been deep and liquid, with accessibility throughout different economic cycles. For example, automotive ABS issuances continued during the economic crisis in 2008-2009, enabling lenders to support new originations. We believe our proprietary underwriting and the forecasting abilities of our credit loss projection models have given us credibility with lenders, offering us access to funding through the economic cycle.

Comprehensive risk management and compliance systems and processes.

We have comprehensive underwriting, servicing, risk management and compliance systems and processes. We developed our underwriting criteria based on an extensive, proprietary database of historical data and expansive third-party inputs. We continuously review our underwriting criteria based on data analytics and third-party data sources to respond to changing market conditions. Our rigorous approach to credit underwriting is evidenced by our consistent risk-adjusted returns on our finance receivables. Our senior management team has significant experience in managing enterprise-wide risk and compliance in the automotive financing market and has built a team of experienced professionals to design, implement and continuously improve our systems and processes. We also utilize industry-leading regulatory consulting and advisory firms to assess and review internal practices and controls. As we execute our growth strategy, we will continue to adapt to evolving legal, compliance and regulatory requirements.

Our Business and Growth Strategy

Continue national dealer roll-out.

Throughout our operating history, we have demonstrated an ability to grow our base of dealer customers, including having added more than 2,000 active dealer customers in 2014. Our base of dealer customers as of December 31, 2014 included more than 7,400 active dealer customers. In the U.S., according to CNW Marketing Research, Inc. (“CNW”), there are approximately 15,500 franchised and 35,000 independent dealers, which offer us significant capacity for growth. We plan to build on our success by continuing our national roll-out strategy by expanding into new markets through our team of area sales managers. We have a methodical and targeted growth plan that carefully seeks to integrate each new sales territory with our team of trained credit analysts and funding analysts, as well as our supporting infrastructure. We believe that our systems, staffing and platform capabilities are sufficient to support our growth objectives.

Increase dealer penetration.

We continually work to further develop our relationships within our existing dealer base of more than 7,400 active dealer customers. As our area sales managers, credit analysts and funding analysts build stronger working relationships with our dealer customers, we expect that they will better understand the dealer customer’s individual needs. We believe this will drive our penetration rates with dealer customers, helping to further drive our growth. Our area sales managers are incentivized to increase their dealer penetration rate on a monthly basis. As our dealer penetration rates increase, we believe we have the potential to realize significant cost and operating synergies in our origination and marketing functions, helping to drive our profitability.

Expand our CarFinance.com platform.

Our Direct channel, CarFinance.com, accounted for 15% of our total originations in 2014. We believe we can continue to grow our direct originations through third-party application sources such as lead generation providers and pass-through applications from other financial institutions. However, we believe the larger, and more strategic, potential growth opportunity for our Direct channel is to increase traffic to CarFinance.com, our organic web portal. CarFinance.com positions us to benefit from changing consumer behavior in the automotive market. We believe there is an emerging group of consumers who prefer to use the internet, including via mobile devices, to research and arrange for vehicle purchases. Our significant investment in CarFinance.com since its inception in 2011 will help us capitalize on this changing consumer purchase behavior and the evolution of the vehicle buying experience. In this environment, we believe CarFinance.com will increasingly be viewed as a value-added lead generation service by our dealer customers, thereby expanding our relationship with our dealer customers beyond traditional financing and offering us the potential for further growth.

Increase our affinity relationships.

In our Indirect channel, we have had success working with DFS and its MILES program to gain access to an incremental group of non-prime borrowers that meet our underwriting criteria. We continue to seek new relationships with other affinity programs as they offer efficient lead channels outside of our traditional Indirect and Direct channels.

Risk Factors

Before you invest in our stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Summary of Offering Structure

As used in this prospectus, “existing owners” refers to the owners of FC HoldCo, collectively, prior to the Reorganization Transactions (as defined in “Organizational Structure—Reorganization Transactions”), and “Continuing LLC Owners” refers to those existing owners who will retain their equity ownership in FC HoldCo in the form of LLC Units (as defined below) after the Reorganization Transactions. The “Issuer” refers to Flagship Credit Corporation, the issuer of the Class A and Class B common stock.

•
This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.

•
The Up-C structure allows existing owners of a partnership or limited liability company to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for income tax purposes following an initial public offering, and provides tax benefits and associated cash flow to both the issuer corporation in the initial public offering and the existing owners of the partnership or limited liability company.

•
After the completion of this offering, we will operate and control the business affairs of FC HoldCo as its sole managing member, conduct our business through FC HoldCo and its subsidiaries and include FC HoldCo in our consolidated financial statements.

•	Investors in this offering will purchase shares of our Class A common stock.
•
The Issuer intends to contribute all of the proceeds from the sale of its Class A common stock in this offering to its wholly owned subsidiary, Flagship Credit Holdings Inc. (“Flagship Holdings”), and to cause Flagship Holdings to use (i) $ of such proceeds to retire the Flagship Holdings Notes (as defined in “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions”) and (ii) the remainder of such proceeds to purchase paired common and preferred interests in FC HoldCo (each such pair, consisting of one common interest in FC HoldCo and one preferred interest in FC HoldCo, an “LLC Unit”) at a purchase price per LLC Unit equal to the initial public offering price per share of the Class A common stock in this offering, net of underwriting discounts and commissions.

•
Continuing LLC Owners will continue to hold non-voting LLC Units and will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by them upon completion of this offering. The Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of the Issuer.

•	The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.
•
Continuing LLC Owners will have the right to exchange their LLC Units, together with the corresponding shares of Class B common stock (which will be cancelled in connection with the exchange), for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis, pursuant to the terms of an exchange agreement to be entered into in connection with this offering (the “Exchange Agreement”).

•	As a result of these transactions and this offering, upon completion of this offering:
•	Our Class A common stock will be held as follows:

•	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) by investors in this offering; and
•
              shares by certain of the ABV Funds (the “Reorganization Parties”) received pursuant to the Investors’ Reorganization Transactions described under “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions”

•	Our Class B common stock (together with the same number of LLC Units) will be held as follows:
•	shares and LLC Units by the Continuing LLC Owners.
•	The combined voting power in the Issuer will be as follows:
•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•	% for the Reorganization Parties (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
•	% for the Continuing LLC Owners (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
•
Under a TRA to be entered into in connection with this offering, the Issuer and Flagship Holdings generally will retain approximately 15% of certain tax savings that are available to it under the tax rules applicable to the Up-C structure, and generally will be required to pay approximately 85% of such tax savings to the existing owners.

•
The ability of the Issuer and Flagship Holdings to make payments under the TRA and to pay their own tax liabilities to taxing authorities will require that they receive distributions from FC HoldCo. These tax distributions will include pro rata distributions to the Issuer, Flagship Holdings and the other holders of LLC Units, including the ABV Funds, which generally will be calculated by reference to the taxable income of FC HoldCo allocated to the holders. Generally, these tax distributions will be computed based on an assumed tax rate equal to             . FC HoldCo will make pro rata tax distributions in accordance with LLC Unit ownership.

See “Risk Factors—Risks Relating to Our Organization and Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Corporate Information

We were incorporated in the State of Delaware on March 16, 2015. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with our incorporation and with the Reorganization Transactions described under “Organizational Structure.” Our principal executive offices are located at 3 Christy Drive, Suite 201, Chadds Ford, PA 19317, and our telephone number is 1-800-430-9063.

THE OFFERING

Class A Common stock offered by us	shares.

Class A Common stock offered by the selling stockholders	shares.

Class A Common stock to be outstanding after this offering	shares ( shares if all then outstanding exchangeable LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B Common stock to be outstanding after this offering	shares.

Voting power held by holders of Class A common stock after giving effect to this offering	%.

Voting power held by holders of Class B common stock after giving effect to this offering	%.

Option to purchase additional shares of Class A common stock	The selling stockholders have granted the underwriters an option to purchase up to an additional shares of Class A common stock.

Use of proceeds
We estimate that the gross proceeds to us from the sale of shares of our Class A common stock by us in this offering will be approximately $                     million, assuming an initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus). Each $1 increase (decrease) in the public offering price per share would increase (decrease) our gross proceeds by $                   million.

We intend to contribute all of the proceeds we receive in this offering to Flagship Holdings, and to cause Flagship Holdings to use (i) $                   million of the proceeds contributed to it to retire the Flagship Holdings Notes and (ii) the remaining proceeds to purchase LLC Units from FC HoldCo, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause FC HoldCo to pay the expenses of this offering, including the estimated underwriting discounts and commissions. See “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Voting rights
Following the Reorganization Transactions, unit holders of FC HoldCo (other than the Issuer and Flagship Holdings) will hold one share of Class B common stock for each LLC Unit held by them. The shares of Class B common stock have no economic rights.

Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock.”

When LLC Units and a corresponding number of shares of Class B common stock are exchanged for Class A common stock or cash by a Continuing LLC Owner pursuant to the Exchange Agreement described below, such shares of Class B common stock will be cancelled.

Dividend policy
We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.”

Exchange agreement
Prior to this offering, we will enter into the Exchange Agreement with Continuing LLC Owners so that they may, subject to the terms of the Exchange Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock, for shares of Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. Any LLC Units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. When a LLC Unit, together with a share of our Class B common stock, is exchanged for a share of our Class A common stock or cash, the corresponding share of our Class B common stock will be cancelled.

Tax receivable agreement
Future exchanges of LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock or cash are expected to produce favorable tax attributes for us, as are certain transfers of interests in FC HoldCo to occur prior to this offering pursuant to the Investors’ Reorganization Transactions described under “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions.” These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will be a party to the TRA. Under this agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account.

Under the TRA, we generally will be required to pay to Continuing LLC Owners and certain of the ABV Funds approximately 85% of the applicable savings, if any, in U.S. federal, state, and local income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of:

•      certain tax attributes created as a result of transfers of interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions;

•      certain tax attributes created in the future as a result of exchanges by Continuing LLC Owners of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock;

•      tax benefits related to imputed interest arising from payments under the TRA; and

•      payments under the TRA.

For purposes of calculating the income tax savings we are deemed to realize under the TRA, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using            % for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

stock symbol	“ .”

Unless we specifically state otherwise, the information in this prospectus does not take into account:

•	the issuance of up to shares of Class A common stock which the underwriters have the option to purchase from the selling stockholders;

•	shares of Class A common stock reserved for issuance pursuant to equity compensation plans; and

•
the issuance of up to                     shares of Class A common stock issuable upon exchange of the same number of LLC Units (together with the same number of shares of our Class B common stock) that will be held by certain of our existing owners immediately following this offering.

SUMMARY COMBINED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary historical and pro forma financial data. The combined consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and combined consolidated balance sheet data as at December 31, 2014 and 2013 are derived from FC HoldCo’s audited combined consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary pro forma financial data for the period ended, and as at, December 31, 2014 are derived from the unaudited condensed combined consolidated pro forma financial statements and the notes thereto included elsewhere in this prospectus. The summary historical and pro forma financial data presented below are not necessarily indicative of the results to be expected for any future period. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined consolidated historical and pro forma financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Statements of Operations Data
Financing and other interest income	$208,817	$122,948	$57,861
Interest expense	45,780	27,312	12,696
Net interest income	163,037	95,636	45,165
Provision for credit losses	88,650	51,189	29,413
Net interest income after provision for credit losses	74,387	44,447	15,752
Other income (expense)	4,604	3,063	(197)
Compensation and benefits	31,244	19,924	14,089
General and administrative	24,053	17,486	11,972
Depreciation and amortization	1,083	717	414
Net income (loss) before allocation to noncontrolling interest	22,611	9,383	(10,920)
Net loss attributable to noncontrolling interest	–	–	413
Net income (loss) attributable to FC HoldCo	$22,611	$9,383	$(10,507)

	As of December 31,
	Pro Forma As Adjusted(1)(2)	2014	2013	2012
	(in thousands)
Balance Sheets Data
Finance receivables, net of allowance for credit losses	$	$1,890,607	$1,190,290	$579,152
Goodwill and intangibles		544	544	544
Total assets		2,072,151	1,298,335	634,214
Total borrowings		1,816,924	1,058,399	463,407
Total liabilities		1,832,988	1,068,970	469,641
Total members’ equity		239,163	229,365	164,573
Allowance for credit losses		71,174	42,713	24,523

(1)
Pro forma as adjusted combined consolidated balance sheet data presents combined consolidated balance sheet data on a pro forma as adjusted basis for Flagship after giving effect to (i) the Reorganization Transactions described under “Organizational Structure,” (ii) the creation of certain tax assets in connection with this offering and the Reorganization Transactions, (iii) the creation of related liabilities in connection with entering into the TRA with certain of our existing owners and (iv) the sale by us of                       shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $                   per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)
A $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $                       , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, an increase or decrease of one million shares of Class A common stock sold in this offering by us would increase or decrease, as applicable, cash and cash equivalents, total assets and total equity by $      , based on an assumed initial public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.

	Year Ended December 31,
	2014	2013	2012
	(in thousands, unless otherwise specified)
Other Information:
Charge-offs, net of recoveries	$60,189	$32,999	$9,530
End of period delinquent principal over 60 days(1)	42,726	22,653	9,884
Purchases and originations of finance receivables held for investment	1,250,444	892,162	517,836
End of period gross finance receivables held for investment	1,902,896	1,198,584	589,186
Average gross finance receivables held for investment	1,550,740	893,885	371,281
Average total assets	1,685,243	966,275	406,003
Average total borrowings	1,437,662	760,903	270,204
Average total members’ equity	234,264	196,969	131,026

Ratios:
Yield on earning assets(2)	13.5%	13.8%	15.6%
Cost of borrowings(3)	3.2	3.6	4.7
Net interest margin(4)	10.5	10.7	12.2
Efficiency ratio(5)	32.9	38.0	56.6
Return on average assets(6)	1.3	1.0	(2.6)
Return on average members’ equity(7)	9.7	4.8	(8.0)
Tangible members’ equity to tangible assets(8)	11.5	17.6	25.9
Net charge-off ratio(9)	3.9	3.7	2.6
Delinquency ratio, end of period(10)	2.2	1.9	1.7
Allowance for credit losses to loans(11)	3.7	3.6	4.2

(1)	End of period delinquent principal over 60 days excludes those finance receivables in bankruptcy status totaling $20.2 million, $11.3 million and $5.6 million in 2014, 2013 and 2012, respectively.
(2)	Yield on earning assets is defined as the ratio of financing and other interest income to average gross finance receivables held for investment.
(3)	Cost of borrowings is defined as the ratio of interest expense to average total borrowings; excludes gains / (losses) on derivative financial instruments.
(4)	Net interest margin is defined as the ratio of net interest income to average gross finance receivables.
(5)
Efficiency ratio is defined as the ratio of operating expenses (excluding depreciation and amortization) to net interest income and other income (expense) (excluding gains / (losses) on derivative financial instruments).

(6)	Return on average assets is defined as the ratio of net income (loss) attributable to FC HoldCo to average total assets.
(7)	Return on average equity is defined as the ratio of net income (loss) attributable to FC HoldCo to average total members’ equity.

(8)
Tangible members' equity to tangible assets is defined as the ratio of end of period tangible members' equity to end of period tangible assets. Our management considers, among other things, this non-GAAP (as defined below) financial measure to monitor and set limits on our leverage. We believe that this non-GAAP financial measure provides both management and investors a more complete understanding of the underlying operational results and trends and our marketplace performance. Tangible members’ equity to tangible assets is a non-GAAP measure and should be considered in addition to, but not as a substitute for or superior to, members’ equity to total assets and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). A reconciliation from GAAP to this non-GAAP measure is as follows:

	Year Ended December 31,
	(in thousands, unless otherwise specified)
	2014	2013	2012
Total members’ equity	$239,163	$229,365	$164,573
Deduct: Goodwill and intangibles	(544)	(544)	(544)
Tangible members’ equity	238,619	228,821	164,029
Total assets	2,072,151	1,298,335	634,214
Deduct: Goodwill and intangibles	(544)	(544)	(544)
Tangible assets	2,071,607	1,297,791	633,670
Total members’ equity to total assets ratio	11.5%	17.7%	25.9%
Tangible members’ equity to tangible assets ratio	11.5%	17.6%	25.9%

(9)	Net charge-off ratio is defined as the ratio of charge-offs, net of recoveries, to average gross finance receivables held for investment.
(10)	Delinquency ratio, end of period is defined as the ratio of end of period delinquent principal over 60 days to end of period gross finance receivables held for investment.
(11)	Allowance for credit losses to loans is defined as the ratio of allowance for credit losses to end of period gross finance receivables held for investment.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

Our consolidated results of operations and financial condition and our borrowers’ ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.

Uncertainty and negative trends in general economic conditions in the U.S. and abroad historically have created a difficult operating environment for our business and other companies in our industry. During periods of economic slowdown such as the recent economic downturn, delinquencies, defaults, repossessions and losses generally increase while proceeds from auction sales decrease. These periods may also be accompanied by increased unemployment rates, decreased consumer demand for automobiles and declining values of automobiles securing outstanding accounts, which weaken collateral coverage and increase the amount of loss in the event of default. Additionally, higher or unstable gasoline prices, unstable real estate values, reset of adjustable rate mortgages to higher interest rates, general availability of consumer credit or other factors that impact consumer confidence or disposable income could increase loss frequency and decrease consumer demand for automobiles as well as weaken collateral values on certain types of automobiles.

Because our focus is on non-prime consumers, the actual rates of delinquencies, defaults, repossessions and losses on our finance receivables could be more dramatically affected by an economic downturn. Non-prime borrowers generally have lower collection rates and higher finance receivable loss rates than prime borrowers. Non-prime borrowers have historically been, and may in the future become, more likely to be affected, or more severely affected, by adverse macroeconomic conditions, particularly unemployment. If our borrowers default, we will bear this risk to the extent of any deficiency between the value of the collateral and the outstanding principal, or the full outstanding principal in certain cases where the collateral does not get repossessed, and accrued but unpaid interest of the finance receivable, which could adversely affect our results from operations. In addition, during an economic slowdown, our servicing costs may increase without a corresponding increase in our financing income. Under certain circumstances, we may also be required to repurchase those finance receivables we have securitized.

If aspects of our business, including the quality of our finance receivables portfolio or our borrowers, are significantly affected by economic changes or any other conditions in the future, we cannot be certain that our policies and procedures for underwriting, processing and servicing finance receivables will adequately adapt to such changes. If we fail to adapt to changing economic conditions or other factors, or if such changes affect our borrowers’ willingness or capacity to repay their loans, our business, it could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, our business is significantly affected by monetary and regulatory policies of the U.S. federal government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control and could have a material adverse effect on us through interest rate changes, costs of compliance with increased regulation and other factors. See “Business—Regulation.” If we experience an economic downturn or if the U.S. economy is unable to continue or sustain its recovery from the most recent economic downturn or if we become affected by other events beyond our control, we may experience a significant reduction in revenues, earnings and cash flows and difficulties accessing capital, which could have a material adverse effect on our business, results of operations and financial condition.

Our allowance for credit losses may prove to be insufficient to absorb probable losses inherent in our finance receivables portfolio.

We maintain an allowance for credit losses, a reserve established through a provision for credit losses charged to expense, that we believe is appropriate to provide for probable losses inherent in our finance receivables portfolio. Probable losses are estimated based on various factors including expected defaults and rates of severity, taking into account the specific credit characteristics of the portfolio. Additionally, the loss estimates are impacted by our estimate of the value of the underlying collateral, trends in projected used car values and macroeconomic trends, including unemployment rates and energy prices. If customer behavior changes as a result of economic conditions and if we are unable to predict how unemployment rates, the fluctuation of energy prices, and general economic uncertainty may affect our allowance for credit losses, our provision may be inadequate. Our allowance for credit losses is an estimate, and if actual credit losses are materially greater than our allowance for credit losses, it could have a material adverse effect on our business, results of operations and financial condition.

Our risk management processes and procedures may not be effective in mitigating our risks.

We have established processes and procedures intended to identify, measure, monitor and control the types of risk to which we are subject, including, but not limited to, credit risk, market risk, strategic risk, liquidity risk and operational risk. Credit risk is the risk of loss that arises when a borrower fails to meet the terms of a loan. Market risk is the risk of loss due to changes in external market factors such as interest rates and prepayment rates. Strategic risk is the risk from changes in the business environment, improper implementation of decisions or inadequate responsiveness to changes in the business environment. Liquidity risk is the risk that a company’s financial condition or overall safety and soundness are adversely affected by an inability, or perceived inability, to meet funding obligations and support business growth. Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (for example, natural disasters) or compliance, reputational or legal matters and includes those risks as they relate directly to our company as well as to third-parties with whom we contract or otherwise do business.

We seek to monitor and control our risk exposure through a framework that includes our risk appetite, enterprise risk assessment process, risk policies, procedures and controls, reporting requirements, credit risk culture and governance structure. Our framework, however, may not always effectively identify and control our risks. In addition, there may also be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated, including when processes are changed or new products and services are introduced. If our risk management framework does not effectively identify and control our risks, both those we are aware of and those we do not anticipate, we could suffer unexpected losses or be adversely affected, and that could have a material adverse effect on our business, results of operations and financial condition.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in higher charge-off rates.

Our success depends on our ability to manage our credit risk. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in “—Our risk management processes and procedures may not be effective in mitigating our risks.”

Our ability to manage credit risk and avoid higher charge-off rates also may be adversely affected by economic conditions that may be difficult to predict, such as the recent economic downturn. See “—Our consolidated results of operations and financial condition and our borrowers’ ability to make payments on their loans have been, and may in the future be, adversely affected by economic conditions and other factors that we cannot control.” Delinquency and charge off rates increased in 2013 relative to 2012 and in 2014 relative to 2013 due to seasoning of our finance receivables portfolio. Both may increase in the future as our portfolio further matures and are likely to increase materially if economic conditions deteriorate. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid higher charge-off rates or that our allowance for credit losses will be sufficient to cover actual losses.

A customer’s ability to repay us can be negatively impacted by increases in his or her payment obligations to other lenders under mortgage, credit card and other loans. In addition, a customer’s ability to repay us can be negatively impacted by a restricted availability of credit to consumers generally, including reduced and closed lines of credit. Customers with insufficient cash flow to fund daily living expenses and lack of access to other sources of credit may be more likely to default on their payment obligations to us, resulting in higher losses in our portfolio. Our collection operations may be ineffective at securing more of our customers’ diminished cash flow than other competing creditors.

We offer payment extensions to borrowers on our retail installment contracts and loans on a limited basis.  We believe that payment extensions granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio. Changes in extension levels may have an impact on the ultimate amount of consumer finance receivables charged off by us. However, the timing of a charge-off may be affected if the previously extended account ultimately results in a charge-off. To the extent that extensions impact the ultimate timing of when an account is charged off, historical charge-off ratios and loss confirmation periods used in the determination of the adequacy of our allowance for credit losses are also impacted.  For additional information on our extensions and modifications, see “Management's Discussion and Analysis of Financial Condition and Results of Operations—Extensions and Modifications.”

Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and collection regulations), competitors’ actions and consumer behavior, as well as inadequate collection operations staffing, inadequate remarketing capabilities, and techniques, models and performance of vendors such as collection agencies. Our failure to adequately manage credit risk could have a material adverse effect on our business, results of operations and financial condition.

Our results of operation and financial condition depend on the credit performance of our finance receivables.

Substantially all of our finance receivables are below prime receivables with obligors who do not qualify for conventional automotive financing products as a result of, among other things, a lack of or adverse credit history, low income levels and/or the inability to provide adequate down payments. Our typical borrower does not have access to credit on prime lending terms, has stable income, limited indebtedness and a FICO® score between 525 and 675. While underwriting guidelines were designed to establish that, notwithstanding such factors, the obligor would be a reasonable credit risk, the receivables nonetheless will experience higher default rates than a portfolio of obligations of prime obligors. In the event of such a default on an automotive finance receivable, generally the most practical alternative is repossession of the financed vehicle, although the collateral value of the vehicle usually does not cover the outstanding account balance and costs of recovery.

Repossessions and consequent sales that do not yield sufficient proceeds to repay the receivables in full typically result in losses on those receivables, which could have a material adverse effect on our business, results of operations and financial condition. In certain circumstances, we may not be able to locate the collateral or we may elect not to repossess in which case the entire outstanding account balance will be charged off, generally resulting in a higher loss amount compared to the defaulted finance receivables that we are able to repossess. During the year ended December 31, 2014, we realized gross losses of $111.5 million in finance receivables, of which $87.3 million, or 78%, were repossessed, while $24.2 million, or 22%, were full balance charge-offs, which resulted in an overall unit default rate of 7.6%. On average, we experienced a net recovery rate of 48.8% on repossessed finance receivables sold at auction during the year ended December 31, 2014,  which, when combined with $8.7 million of subsequent recoveries, resulted in an annualized net loss rate of 3.88%.

We depend on the accuracy and completeness of information about borrowers, and any misrepresented information could adversely affect our business, results of operations and financial condition.

In deciding whether to approve the acquisition of retail installment contracts or creation of loans or to enter into other transactions with borrowers, we may rely on information furnished to us by or on behalf of borrowers, including financial information. We also may rely on representations by and on behalf of borrowers as to the accuracy and completeness of that information. If any of this information is intentionally, negligently or erroneously misrepresented and such misrepresentation is not detected prior to funding, the value of the finance receivable may be significantly lower than expected. Whether a misrepresentation is made by the applicant, a dealer customer, another third-party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations or from our retail installment contract applications. Any such misrepresented information could adversely affect our business, results of operations and financial condition.

Our underwriting process requires the use of discretion, which may result in variability of terms, and could adversely affect our business, results of operations and financial condition.

Our underwriting system partially relies on our underwriters’ discretion. We train our underwriters to originate retail installment contracts or loans that conform to our underwriting standards. Such training includes critical aspects of state and federal regulatory compliance, account management and customer relations. Our underwriters have the authority to approve, decline and structure loans and retail installment contracts within broadly written underwriting guidelines rather than having all terms approved centrally or by an automated process. As a result, there may be variability in the use of discretion in the credit decision made, approval terms, including pricing, and finance receivables portfolios, even when underwriting policies are followed. Moreover, we cannot be certain that every loan is made and every retail installment contract is structured in accordance with our underwriting standards and rules (including rules relating to state and federal regulatory compliance), and we have in the past experienced application of discretion that varied from our underwriting standards. The nature of our approval process could adversely affect our operating results, and variances in underwriting standards and lack of supervision could expose us to greater delinquencies and charge-offs than we have historically experienced, along with legal and regulatory risk, which could adversely affect our business, results of operations and financial condition.

We also use models to assist us in managing many aspects of our business, and if they are not accurate or are misinterpreted, it could have a material adverse effect on our business, results of operations and financial condition.

We use models to assist us in managing many aspects of our business, including liquidity and capital planning, customer selection, credit and other risk management, pricing, reserving, collections management and staffing levels. Our models, including the proprietary scorecards we use to supplement FICO® scores when evaluating potential borrowers, may prove in practice to be less predictive than we expect for a variety of reasons, including as a result of errors in constructing, interpreting or using the models or the use of inaccurate assumptions (including failures to update assumptions appropriately or in a timely manner). Our assumptions may be inaccurate for many reasons including that they often involve matters that are inherently difficult to predict and beyond our control (for example, macroeconomic conditions and their impact on customer behavior), and they often involve complex interactions between a number of dependent and independent variables, factors and other assumptions. For example, errors or inaccuracies in our models may have the effect of increasing or decreasing finance receivable volume in certain credit tiers, resulting in unintended portfolio distributions, or over- or underestimating credit risk, resulting in overpriced retail installment contracts or loans or greater than expected finance receivable losses. This may be particularly acute when we migrate to new scorecards, such as our fifth generation FCA scorecard, which was introduced in January 2015 and our first generation CFC scorecard which was introduced in March 2015. Errors or inaccuracies in our models may be material and could lead us to make incorrect or suboptimal decisions in managing our business, and this could have a material adverse effect on our business, results of operations and financial condition.

If assumptions or estimates we use in preparing our financial statements are incorrect or are required to change, our reported results of operations and financial condition may be adversely affected.

We are required to use certain assumptions and estimates in preparing our financial statements under GAAP, including in determining allowances for credit losses, fair value of financial instruments, asset impairment, reserves related to litigation and other legal matters, valuation of income and other taxes and regulatory exposures. In addition, significant assumptions and estimates are involved in determining certain disclosures required under GAAP, including those involving the fair value of our financial instruments. If the assumptions or estimates underlying our financial statements are incorrect, the actual amounts realized on transactions and balances subject to those estimates will be different, and this could have a material adverse effect on our results of operations and financial condition.

In addition, the Financial Accounting Standards Board (“FASB”), is currently reviewing or proposing changes to several financial accounting and reporting standards that govern key aspects of our financial statements, including areas where assumptions or estimates are required. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.”

Changes in market conditions, including rising interest rates, could adversely affect the rate at which our borrowers prepay their loans and the value of our finance receivables portfolio, as well as increase our financing cost, which could negatively affect our business, results of operation and financial condition.

Changing market conditions, including but not limited to, changes in interest rates, the availability of credit, changes in housing prices, the relative economic vitality of the area in which our borrowers and their assets are located, changes in tax laws, other opportunities for investment available to our customers, homeowner mobility, and other economic, social, geographic, demographic, and legal factors beyond our control, may affect the rates at which our borrowers prepay their loans. Any increase in interest rates may slow the rate of prepayment for our finance receivables, which could adversely affect our liquidity by reducing the cash flows from, and the value of, the finance receivables we utilize as collateral in our secured funding transactions.

As interest rates change, our gross interest rate spread also either increases or decreases because the rates charged on the retail installment contracts originated from dealers are limited by market and competitive conditions, restricting our ability to pass on increased interest costs to the consumer.

Moreover, all of our finance receivables are fixed-rate contracts, which generally decline in value if interest rates increase. As such, if changing market conditions cause interest rates to increase substantially, the value of our finance receivables could decline. In addition, rising interest rates may increase our cost of financing and capital. Accordingly, any increase in interest rates could negatively affect our business, results of operation and financial condition.

The geographic distribution of our finance receivables portfolio may increase the risk of delinquencies and charge-offs on our finance receivables.

Certain geographic concentrations of our finance receivables portfolio may increase as we adjust our risk and loss tolerance and strategy to achieve our profitability goals. We have the greatest concentration of finance receivables outstanding in Texas, California, Florida, Arizona and Georgia, which together accounted for 59.0% of our finance receivables portfolio as at December 31, 2014; borrowers in Texas, California and Florida represented 21.5%, 13.1% and 10.9%, respectively, of such portfolio. Any geographic concentration may expose us to an increased risk of loss if that geographic region experiences low employment rates, natural disasters or weak economic conditions. Certain regions of the U.S. from time to time will experience weaker economic conditions and higher unemployment, and, consequently, finance receivables originated in such regions will experience higher rates of delinquency and loss than on similar finance receivables nationally. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of our finance receivables are originated in states where weak economic conditions, low employment rates or natural disasters affect such states in particular, it could adversely impact the delinquency and default rates of our finance receivables pool, which, in turn, could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to successfully integrate the predecessor FCA and CFC businesses and realize any synergies that we anticipate.

We completed the merger of FC HoldCo LLC, the holding company of FCA, and CF Capital Holdings LLC, the holding company of CFC, on January 1, 2015. Prior to January 1, 2015, though controlled by the ABV Funds, both businesses operated separately. Although now operated by one management team, we continue to operate separate underwriting and funding systems for the predecessor FCA and CFC businesses, and achieving the anticipated benefits of the combination and the success of our combined companies will depend in part upon whether the predecessor businesses integrate their systems in an effective and efficient manner. Our ability to integrate the predecessor businesses and their operating systems and realize the synergies that we anticipate is subject to a number of uncertainties, many of which are related to conditions beyond our control, such as general negative economic trends and competition. We may encounter difficulties with any of the following:

•
integrating operational, credit, funding, servicing, collection, accounting and technology policies, processes and systems, including developing a common data warehouse and reporting structure, and the implementation of those policies and procedures;

•	integrating personnel and human resources systems as well as the cultures of each of the former businesses;

•	integrating legal and compliance functions, including executing a common compliance management system and the implementation of our legal and compliance policies;

•	distraction of management and employees from operations; and

•	inefficiencies associated with the integration of the operations of the combined company.

An inability to effect any of the aforementioned aspects of the integration in a timely manner may result in our failing to realize the anticipated benefits of the merger, including anticipated synergies, and could have a material adverse effect on our business, results of operations and financial condition.

Moreover, even following integration of these systems, including our common compliance management system and integrated compliance policies, the testing of these systems may identify deficiencies that will require further attention and involve additional costs. As systems are integrated and new policies are applied to parts of our business, business processes may be required to change, resulting in reduced revenue, additional expense or otherwise having a material adverse effect on our business, results of operations and financial condition.

We face significant risks in implementing our growth strategy, some of which are outside our control.

We intend to continue our growth strategy to expand our automotive financing franchise by increasing market penetration via the number and depth of our relationships in the automotive financing market and expanding our direct-to-consumer footprint. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

•	the inherent uncertainty regarding general economic conditions;

•	our ability to obtain adequate financing for our expansion plans;

•
the prevailing laws and regulatory environment of each state in which we operate or seek to operate and, to the extent applicable, federal laws and regulations, which are subject to change at any time;

•	the degree of competition in new markets and its effect on our ability to attract new customers;

•	our ability to recruit and retain qualified personnel, in particular in areas where we face a great deal of competition;

•	our ability to obtain and maintain any regulatory approvals, government permits or licenses that may be required on a timely basis; and

•	our ability to maintain origination volume while migrating from two scorecards to one scorecard in our Indirect channel over time.

As part of our strategy to grow our business, we may also execute strategic acquisitions or partnerships or make other strategic investments in businesses, products, technologies or platforms to enhance or grow our business. These strategic investments may also present integration, technical, legal, regulatory or other challenges that we may not be able to manage effectively. The planning and integration of an acquisition, partnership or investment may divert employee time and other resources, which could impair our ability to focus on our business.

We may not be able to execute our growth strategy due to lack of acceptance by partners, customers or employees, higher than forecasted costs, lengthy transition periods, synergies or savings not being realized and a variety of other factors. This may result in a delay or unrealized benefit or in some cases, increased costs or other unforeseen risks to our business, which could have a material adverse effect on our business, results of operations and financial condition.

We may make future acquisitions of automotive finance receivables that may result in unanticipated costs or liabilities.

We may, from time to time, make acquisitions of pools of finance receivables. Future acquisitions could pose numerous risks to our operations, including:

•	we may incur substantial unanticipated integration costs;

•	processing the acquired receivables may divert significant management attention and financial resources from our other operations and could disrupt our ongoing business;

•	we may fail to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions;

•	we may face liquidity risk if we are unable to meet our funding obligations; and

•	we may incur or inherit claims or liabilities as a result of acquiring the receivables, and we may not be successful in seeking indemnification for such claims or liabilities.

In connection with these acquisitions, we could incur debt, large and immediate write-offs or assume liabilities. We may not be able to complete acquisitions without a material adverse effect on our business, financial condition and results of operations.

We may be unable to successfully expand our direct lending platform.

A part of our strategy is to expand our direct lending platform, but realizing benefits from this strategy is uncertain. We may not assign the appropriate level of resources, priority or expertise to the development and commercialization of the direct lending platform. Our success will be dependent on factors such as partner and customer acceptance, adoption and usage, competition, the effectiveness of marketing programs, the availability of appropriate technologies and business processes and regulatory approvals. Success of the platform also may depend upon our ability to deliver it on a large scale, which may require a significant investment. If online aggregators (companies that collect credit applications from consumers which they refer to multiple lenders) or other third-party service providers misrepresent information about us, the value of our direct loan originations may be lower than expected. In any event, we may not realize the benefit for many years, or competitors may introduce more compelling direct-to-consumer products, services or enhancements. Our failure to successfully expand our direct lending platform could have a material adverse effect on our business, results of operations and financial condition.

A reduction in demand for our products and failure by us to adapt to such reduction could adversely affect our business, results of operations and financial condition.

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial conditions, regulatory restrictions that decrease customer access to particular products or the availability of competing products. Should we fail to adapt to significant changes in our customers’ demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products to fulfill customer demand, customers may resist such changes or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and, by that time, it may be too late to make further modifications to such product without causing further harm to our business, results of operations and financial condition.

Our profitability and financial condition could be materially adversely affected if the value of used cars declines resulting in lower recoveries in sales of repossessed vehicles.

General economic conditions, the supply of off-lease and other used vehicles to be sold, new vehicle market prices and marketing programs, vehicle brand image and strength, perceived vehicle quality, general consumer preference and confidence levels, overall price, and volatility of gasoline or diesel fuel, among other factors, heavily influence used vehicle prices and thus the amount we recover in remarketing repossessed vehicles that serve as collateral for underlying loans. As a result, declines in used vehicle prices could have a negative impact on our profitability and financial condition.

Our business could be negatively impacted if we are unsuccessful in developing and maintaining relationships with automobile dealerships.

Our ability to originate retail installment contracts is reliant on our relationships with automobile dealers. In particular, our automotive financing operations depend in large part upon our ability to establish and maintain relationships with reputable automobile dealers that originate retail installment contracts at the point-of-sale, which they subsequently assign to us. Although we have relationships with certain automobile dealers, none of our relationships are exclusive and some of them are newly established and they may be terminated at any time. During the recent economic downturn, as a result of the contraction of credit to both dealers and their customers, there was an increase in dealership closures, and dealers experienced decreased sales and retail installment contracts volume. Dealers may experience decreased sales and retail installment contracts volume in the future, which may have an adverse effect on our business, results of operations and financial condition.

The assessment of our liquidity is based upon significant judgments or estimates that could prove to be materially incorrect.

In assessing our current financial position and developing operating plans for the future, management has made significant judgments and estimates with respect to our liquidity, including but not limited to:

•	our ability to generate sufficient cash to service all of our outstanding debt;

•	our continued ability to access debt and securitization markets and other sources of funding on favorable terms;

•
our ability to complete, as needed, additional borrowings, securitizations or other transactions to support liquidity, and the costs associated with these funding sources, including sales at less than carrying value and limits on the types of assets that can be securitized or sold, which would affect profitability;

•	our ability to comply with our debt covenants;

•
the amount of cash expected to be received from our finance receivables portfolio through collections (including prepayments) and receipt of fees we collect, which could be materially different from our estimates;

•
the amortization rate of our receivables could be materially different from our estimates and result in an early amortization event in our securitization facilities, which could have a materially adverse effect on our liquidity and cost of funds; and

•	the potential for reduced income due to the possible deterioration of the credit quality of our finance receivables portfolios.

Additionally, there are numerous risks to our financial results, liquidity, and capital raising and debt refinancing plans that are not quantified in our current liquidity forecasts. These risks include, but are not limited, to the following:

•	our inability to grow our finance receivables portfolio with adequate profitability to fund operations, credit losses, and other expenses;

•	our inability to monetize assets including, but not limited to, our access to debt and securitization markets;

•
the effect of federal, state and local laws, regulations or regulatory policies and practices, including the Dodd-Frank Act (which, among other things, established the CFPB), on our ability to conduct business or the manner in which we conduct business, such as licensing requirements, pricing limitations or restrictions on the method of offering products, as well as changes that may result from increased regulatory scrutiny of the below prime lending industry;

•	the potential for increasing costs and difficulty in servicing our finance receivables portfolio as a result of heightened nationwide regulatory scrutiny of loan servicing in the industry generally;

•
potential liability relating to automotive financing products which we have sold or may sell in the future, if it is determined that there was a non-curable breach of a warranty made in connection with the transaction;

•	potential liability relating to securitized finance receivables if it is determined that there was a non-curable breach of a warranty made in connection with the transaction;

•	the potential for additional unforeseen cash demands or accelerations of obligations;

•	reduced income due to contract modifications where the borrower’s interest rate is reduced, principal payments are deferred, or other concessions are made;

•	the potential for declines in bond and equity markets; and

•	the potential effect on us if the capital levels of our regulated and unregulated subsidiaries prove inadequate to support current business plans.

We intend to support our liquidity position by managing originations, maintaining disciplined underwriting standards, along with additional securitizations. We intend to support operations and repay indebtedness with one or more of the following activities, among others: finance receivable collections, cash on hand, additional debt financings (particularly new securitizations and possible new issuances and/or debt refinancing transactions) or a combination of the foregoing. There can be no assurance that we will be successful in undertaking any of these activities to support our operations and repay our obligations.

However, the actual outcome of one or more of our plans could be materially different from what is expected, or one or more of our significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. In the event of such an occurrence, if third-party financing is not available, our liquidity could be substantially and materially affected, and as a result, substantial doubt could exist about our ability to continue as a going concern.

Our securitizations may expose us to financing and other risks, and there can be no assurance that we will be able to access the securitization market in the future, which may require us to seek more costly financing.

Historically, we have depended upon our ability to obtain permanent financing for pools of retail installment contracts by conducting term securitization transactions. By “permanent financing” we mean financing that extends to cover the full term during which the underlying finance receivables are outstanding and that requires repayment as the finance receivables are repaid or charged off. Our past practice has been, and our future plan is, to repay loans made to us under our warehouse credit facilities with the proceeds of securitizations. There can be no assurance that any securitization transaction will be available on terms acceptable to us, or at all. The timing of any securitization transaction is affected by a number of factors beyond our control, any of which could cause substantial delays, including, without limitation, market conditions, the approval by all parties of the terms of the securitization and our ability to acquire a sufficient number of retail installment contracts for securitization.

In each securitization transaction, we convey a pool of finance receivables to a special purpose entity, which, in turn, conveys the finance receivables to a trust (the issuing entity). Concurrently, the trust issues non-recourse notes or certificates pursuant to the terms of an indenture, which then are transferred to the special purpose entity in exchange for the finance receivables. The securities issued by the issuing entity are secured by the pool of finance receivables. In exchange for the transfer of finance receivables to the issuing entity, we receive the cash proceeds from the sale of the trust securities, all residual interests, if any, in the cash flows from the finance receivables after payment of the trust securities, and a 100% beneficial interest in the issuing entity. During periods of challenging credit and liquidity conditions, the value of the residual interests we may retain in our securitizations could be reduced or, in some cases, eliminated.

We currently act as servicer with respect to our securitization trusts and their related series of asset-backed securities. If we default in our servicing obligations, a servicer termination event could occur with respect to the relevant asset-backed securities, and we could be replaced as servicer. Servicer defaults include, for example, the failure of the servicer to make any payment, transfer or deposit in accordance with the securitization documents, a breach of representations, warranties or agreements made by the servicer under the securitization documents, the delegation of the servicer’s duties contrary to the securitization documents and the occurrence of certain insolvency events with respect to the servicer. Such a servicer termination event could have materially adverse consequences on our liquidity, cost of funds and ability to access the securitization markets in the future. Although we were able to complete one securitization in 2012, four securitizations in 2013 and four securitizations in 2014, the securitization market could become constrained, and we can give no assurances that we will be able to complete additional securitizations.

Rating agencies may also affect our ability to execute a securitization transaction, or increase the costs we expect to incur from executing securitization transactions, not only by deciding not to issue ratings for our securitization transactions, but also by altering the criteria and process they follow in issuing ratings. Rating agencies could alter their ratings processes or criteria after we have accumulated finance receivables for securitization in a manner that effectively reduces the value of those finance receivables by increasing our financing costs or otherwise requiring that we incur additional costs to comply with those processes and criteria. We have no ability to control or predict what actions the rating agencies may take.

Further, other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions holding asset-backed securities, could result in decreased investor demand for securities issued through our securitization transactions, or increased competition from other institutions that undertake securitization transactions. In addition, compliance with certain regulatory requirements, including the Dodd-Frank Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and the Investment Company Act of 1940, as well as the impact of any regulatory investigations or enforcement activities, may affect the type of securitizations that we are able to complete.

If it is not possible or economical for us to securitize our finance receivables in the future, we would need to seek alternative financing to support our operations and to meet our existing debt obligations, which may be less efficient and more expensive than raising capital via securitizations and could have a material adverse effect on our business, results of operation and financial condition.

Our results of operations depend on our ability to secure and maintain adequate warehouse financing on favorable terms.

We rely on warehouse credit facilities in order to originate significant volumes of retail installment contracts and loans. Historically, our primary sources of day-to-day liquidity have been our warehouse credit facilities, in which we sold and contributed receivables to special-purpose subsidiaries, where they were “warehoused” until they were financed on a long-term basis through the issuance of asset-backed notes. Upon issuance of the notes, funds advanced under one or more warehouse credit facilities were repaid from the proceeds. Our current short-term funding capacity as of December 31, 2014 was $517.1 million, comprising four credit facilities with five multi-national banks.

If we are unable to maintain warehouse financing on acceptable terms, we may be required to curtail our origination of new retail installment contracts and loans, which could have a material adverse effect on our business, results of operation and financial condition.

Our results of operations depend on cash flows from our residual interests in our securitization program and our warehouse credit facilities.

When we finance our finance receivables portfolio through warehouse credit facilities and securitizations, we receive cash and a residual interest in the assets financed. Those financed assets are owned by the special-purpose subsidiary that is formed for the related securitization. This residual interest represents the right to receive the future cash flows to be generated by the finance receivables in excess of (i) the interest and principal paid to lenders or investors on the indebtedness issued in connection with the financing, (ii) the costs of servicing the finance receivables and (iii) certain other costs incurred in connection with completing and maintaining the warehouse credit facilities or securitizations. We sometimes refer to these future cash flows as “excess spread cash flows.”

Under the financial structures we have used to date in our warehouse credit facilities and securitizations, excess spread cash flows that would otherwise be paid to the holder of the residual interest are first used to increase overcollateralization or are retained in a reserve account within the warehouse facilities or securitization trusts to provide liquidity and credit enhancement for the related securities.

While the specific terms and mechanics vary among transactions, our warehousing agreements and securitizations generally provide that we will receive excess spread cash flows only if the amount of overcollateralization and reserve account balances have reached specified levels and/or the delinquency, defaults or net losses related to the finance receivables in the finance receivable pools are below certain predetermined levels. In the event delinquencies, defaults or net losses on finance receivables exceed these levels, the terms of the warehouse credit facilities or securitizations may require increased credit enhancement, and in certain circumstances, may permit affected parties to require the transfer of servicing on some or all of the securitized or warehoused contracts from us to an unaffiliated servicer.

We typically retain residual interests or use them as collateral to borrow cash. In any case, the future excess spread cash flow received in respect of the residual interests is integral to the financing of our operations. The amount of cash received from residual interests depends on how well our portfolio of securitized and warehoused finance receivables performs. If our portfolio of securitized and warehoused finance receivables has higher delinquency and loss ratios than expected, then the amount of money realized from our retained residual interests, or the amount of money we could obtain from the sale or other financing of our residual interests, would be reduced, which could have a material adverse effect on our business, results of operations and financial condition.

If our finance receivables fail to meet certain criteria or characteristics or under other circumstances, we may be required to repurchase the finance receivables that we sell or securitize, which could adversely affect our business, results of operation and financial condition.

As of December 31, 2014, we have completed 9 rated securitizations of our finance receivables portfolio. The documents governing our securitizations contain provisions that require us to repurchase finance receivables under certain circumstances. While our securitization documents vary, they contain customary provisions that require us to repurchase finance receivables if our representations and warranties concerning loan quality, originations, underwriting and servicing techniques and circumstances are inaccurate or not complied with. For example, in December 2014, CFC repurchased 206 receivables representing an aggregate principal amount of $2.6 million, or 0.26%, of the initial finance receivables securitized, from its then four outstanding securitizations after identifying an inaccurate representation in connection with such receivables. We also believe that many holders of the securitization notes, as well as the transaction parties, are particularly aware of the conditions under which originators must repurchase finance receivables and would likely enforce any repurchase remedies that they may have. Enforcement of such repurchase remedies could have a material adverse effect on our business, results of operations and financial condition.

Our indebtedness is significant, which could affect our ability to meet our obligations under our debt instruments and could materially and adversely affect our business and ability to react to changes in the economy or our industry.

We currently have a significant amount of indebtedness. As of December 31, 2014, we had $1.8 billion of indebtedness outstanding (including warehouse credit facilities, securitizations and residual interest credit facilities). Interest expense on our indebtedness was $45.8 million in 2014. There can be no assurance that we will be able to repay or refinance our debt in the future.

The amount of indebtedness could have important consequences, including the following:

•
it may require us to dedicate a significant portion of our cash flow from operations to the payment of the principal of, and interest on, our indebtedness, which reduces the funds available for other purposes, including retail installment contracts or direct loan originations;

•	it could limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing regulatory, business and economic conditions;

•
it may limit our ability to incur additional borrowings or securitizations for working capital, capital expenditures, business development, debt service requirements, acquisitions or general corporate or other purposes, or to refinance our indebtedness;

•	it may require us to seek to change the maturity, interest rate and other terms of our existing debt;

•	it may place us at a competitive disadvantage compared to other, less leveraged competitors;

•	it may cause a downgrade of our debt and long-term corporate ratings if and after those ratings are obtained;

•	it may cause us to be more vulnerable to periods of negative or slow growth in the general economy or in our business; and

•	it may increase our cost of borrowing.

In addition, meeting our anticipated liquidity requirements is contingent upon our continued compliance with our existing debt agreements. An event of default or declaration of acceleration under our securitizations could also result in an event of default and declaration of acceleration under our residual interest credit facilities. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. Furthermore, our existing debt agreements do not restrict us from incurring significant additional indebtedness. If our debt obligations increase, whether due to the increased cost of existing indebtedness or the incurrence of additional indebtedness, the consequences described above could be magnified, which could have a material adverse effect on our business, results of operations and financial condition.

Our business could be adversely affected if we are unable to attract, retain and motivate key officers and employees.

Our success depends, in large part, on our ability to retain, recruit and motivate key officers and employees. Our senior management team has significant industry experience and would be difficult to replace. We may not be able to attract and retain qualified personnel to replace or succeed members of our senior management team or other key personnel following the completion of this offering or at any other time. Failure to retain talented senior leadership could have a material adverse effect on our business, results of operations and financial condition. We currently maintain key man insurance on Michael Ritter, our Chief Executive Officer and President, in the amount of $500,000; however, that coverage would likely be inadequate to compensate for the loss of his services.

Litigation and regulatory actions could subject us to significant fines, penalties, judgments and requirements resulting in increased expenses.

As an automotive financing company, we may be subject to various consumer claims and litigation seeking damages and statutory penalties. Some litigation against us could take the form of class action complaints by consumers. As the assignee of retail installment contracts originated by automobile dealers, we also may be named as a co-defendant in lawsuits filed by consumers principally against automobile dealers. If such an action were brought, we would contest liability and/or the amount of damages as appropriate. Although we currently have no material pending or threatened litigation, the outcome of future matters could materially adversely affect our business, results of operation and financial condition.

We are also involved, from time to time, in reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business, which could subject us to significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. In December 2014, we received civil subpoenas pursuant to FIRREA from the Civil Division of the United States Attorney’s Office for the District of New Jersey seeking documents related to our below prime automotive financing and related securitization activities. At this time, we cannot predict the scope, duration or likely outcome of the government’s investigation.

The current environment of additional regulation, increased regulatory compliance efforts and enhanced regulatory enforcement has resulted in significant operational and compliance costs and may prevent or make it less attractive for us to continue providing certain products and services. There is no assurance that these governmental actions will not, in the future, affect how we conduct our business and in turn have a material adverse effect on our business, results of operations and financial condition.

Our use of electronic contracts could impact our ability to perfect our ownership or security interest in our finance receivables portfolio.

We have modified our systems to permit origination and assignment of retail installment contracts and loans in electronic form. We have engaged a third-party to facilitate the process of creating, establishing control of and storing electronic contracts in a manner that enables us to perfect our ownership or security interest in the electronic contracts by satisfying the requirements for “control” of electronic chattel paper under the Uniform Commercial Code. Although the law governing the perfection of ownership and security interests in electronic contracts was enacted in 2001, the statutory requirements for the relevant control arrangements have not been meaningfully tested in court. In addition, market practices regarding control of electronic contracts are still developing. As a result, there is a risk that the systems employed by us or any third-party to maintain control of the electronic contracts may not be sufficient as a matter of law to give us a perfected ownership or security interest in the finance receivables evidenced by electronic contracts. In addition, technological failure, including failure in the security or access restrictions with respect to the systems, and operational failure, such as the failure to implement and maintain adequate internal controls and procedures, could also affect our ability to obtain or maintain a perfected ownership or security interest in the finance receivables evidenced by electronic contracts (or the priority of such interests). Our failure or inability to perfect our ownership or security interest in the finance receivables could have a material adverse effect on our business, results of operations and financial condition.

We partially rely on third-parties to deliver services, and failure by those parties to provide these services or meet contractual requirements could have a material adverse effect on our business.

We depend on third-party service providers, including certain offshore third-party service providers, for many aspects of our business operations. For example, we depend on third-parties like Experian to obtain data related to our market that we use in our origination and servicing platforms. We also have a contract with Insperity, Inc. (“Insperity”), a professional employer organization, to provide the human resources platform for FCA through December 2015. We rely on third-party originators and aggregators to collect loan applications from consumers and refer them to us. In addition, we rely on third-party servicing centers for a portion of our servicing activities and on third-party repossession and remarketing agents. If a service provider fails to provide the services that we require or expect, or fails to meet contractual requirements, such as service levels or compliance with applicable laws, the failure could negatively impact our business by damaging our relationship with our employees, adversely affecting our ability to process customers’ transactions in a timely and accurate manner, otherwise hampering our ability to service our customers, or subjecting us to litigation or regulatory risk for poor vendor oversight. Such a failure could adversely affect the perception of the reliability of our networks and services, and the quality of our brands, and could have a material and adverse effect on our business, results of operation and financial condition.

Employee misconduct could harm us by subjecting us to monetary loss, significant legal liability, regulatory scrutiny and reputational harm.

Our reputation is critical to maintaining and developing relationships with our existing and potential customers and third-parties with whom we do business. There is a risk that our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage, or be accused of engaging, in illegal or suspicious activities including fraud or theft, we could suffer direct losses from the activity, and in addition we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial condition, customer relationships, and ability to attract future customers. Employee misconduct could prompt regulators to allege or to determine based upon such misconduct that we have not established adequate supervisory systems and procedures to inform employees of applicable rules or to detect and deter violations of such rules. Although we have measures in place to detect and prevent employee misconduct, it is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our reputation and our business.

Failures or security breaches in our information systems or internet platform, in the information systems of third-parties or loss or destruction of physical records could adversely affect our reputation and could subject us to significant costs and regulatory penalties.

In the normal course of business, we collect, process and retain sensitive and confidential consumer information and may, subject to applicable law, share that information with our third-party service providers. Despite the security measures we have in place, our computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code that could result in disruption to our business or the loss or theft of confidential information, including customer information. Any failure, interruption or breach in our cyber security, including any failure of our back-up systems or failure to maintain adequate security surrounding customer information, could result in reputational harm, disruption in the management of our customer relationships or the inability to originate, process and service our finance receivables. Further, any of these cyber security and operational risks could result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to lawsuits by customers for identity theft or other damages resulting from the misuse of their personal information and possible financial liability, any of which could have a material adverse effect on our business, results of operation and financial condition. Regulators may also impose penalties or require remedial action if they identify weaknesses in our security systems, and we may be required to incur significant costs to increase our cyber security to address any vulnerabilities that may be discovered or to remediate the harm caused by any security breaches.

We rely on encryption and authentication technology licensed from third-parties to provide the security and authentication necessary to effect secure online transmission of confidential consumer information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that we use to protect sensitive consumer transaction data. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against such security breaches or cyber-attacks or to alleviate problems caused by such breaches or attacks. Our security measures are designed to protect against security breaches and cyber-attacks, but our failure to prevent such security breaches and cyber-attacks, whether due to an external cyber-security incident, a programming error or other cause, could damage our reputation, expose us to mitigation costs and the risks of private litigation and government enforcement, disrupt our business or otherwise have a material adverse effect on our results of operations.

As part of our business, and pursuant to applicable law, we may also share confidential customer information and proprietary information with customers, vendors, service providers, business partners, rating agencies and investors. The information systems of these third-parties may be vulnerable to security breaches, and we may not be able to ensure that these third-parties have appropriate security controls in place to protect the information we share with them. Parcel delivery services have also in the past lost or misplaced confidential customer information while in transit. If our proprietary or confidential customer information is intercepted, stolen, misused or mishandled while in possession of a third-party, it could result in reputational harm to us, loss of customer business and additional regulatory scrutiny, and it could expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, results of operation and financial condition.

In addition, our offices have physical customer records necessary for day-to-day operations that contain extensive confidential information about our customers, including financial and personally identifiable information. The loss or theft of customer information and data from our offices could subject us to additional regulatory scrutiny and penalties and could expose us to civil litigation and possible financial liability, which could have a material adverse effect on our business, results of operation and financial condition. In addition, if we cannot locate original documents (or copies, in some cases), we may not be able to collect on the finance receivables for which we do not have documents. This also could have a material adverse effect on our business, results of operations and financial condition.

Disruptions in the operation of our computer systems and data centers could have a material adverse effect on our business.

Our technology systems are a critical component of our business. We rely on a number of third-party providers for our loan origination and loan servicing systems, including application service providers and business process outsourcers. We also manage and maintain a data center. Our ability to deliver products and services to our customers and operate our business in compliance with applicable laws depends on the efficient and uninterrupted operation of our computer systems and data centers, as well as those of our third-party service network providers. These computer systems and data centers may encounter service interruptions at any time due to system, network or software failure, operator negligence or improper operation by employees, physical or electronic loss of data or security breaches, computer viruses, natural disasters or other reasons. In addition, the implementation of technology changes and upgrades to maintain current and integrate new systems may also cause service interruptions, transaction processing errors and system conversion delays and may cause our failure to comply with applicable laws. Any failure of our systems due to any of these causes, if not supported by our disaster recovery plan, could cause an interruption in operations and could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to make technological improvements as quickly as some of our competitors, which could harm our ability to compete with our competitors and adversely affect our business, results of operation and financial condition.

The automotive financing industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. We may not be able to effectively implement new technology-driven products and services as quickly as some of our competitors or be successful in marketing these products and services to our customers. Failure to successfully keep pace with technological change affecting the automotive financing industry could harm our ability to compete with our competitors and adversely affect our business, results of operation and financial condition.

Competition with other lenders could have a material adverse effect on us.

The automotive financing market is highly fragmented and is served by a variety of entities, including, but not limited to, the captive finance affiliates of major automobile manufacturers, banks, savings and loan associations, credit unions and independent finance companies. See “Business—Competition.” Some of these competitors have greater financial, technical and marketing resources than we possess. Some competitors also have a lower cost of funds and access to funding sources that may not be available to us. Our competitors often can provide financing on terms more favorable to automobile purchasers or dealers than we offer. Many of these competitors also have long-standing relationships with automobile dealerships and may offer dealerships or their customers other forms of financing that we do not offer. Increased competition or our failure to compete effectively in an already competitive automotive financing market could have a material adverse effect on our business, results of operations and financial condition.

We anticipate that we will encounter greater competition as we expand our operations and as the economy continues to emerge from recession. Increasing competition could also require us to lower the rates we charge on loans in order to maintain volume, which could also have a material adverse effect on our business, results of operations and financial condition.

Damage to our reputation could negatively impact our business.

Recently, automotive financing companies have been experiencing increased reputational risk as consumers take issue with certain of their practices or judgments. Maintaining a positive reputation is critical to our attracting and retaining dealers, customers, investors and employees. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by outsourced service providers (including third-party repossession agents) or other counterparties, litigation or regulatory actions, failure by us to meet minimum standards of service and quality, inadequate protection of customer information and compliance failures. Negative publicity regarding us, our industry or others engaged in a similar business or activities, whether or not accurate, may damage our reputation, which could have a material adverse effect on our business, results of operations and financial condition.

If we are alleged to have infringed upon the intellectual property rights owned by others or are not able to manage and protect our intellectual property, our business and results of operations could be adversely affected.

Competitors or other third-parties may allege that we, or consultants or other third-parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property of their former employers or other third-parties. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail), pay significant money damages, lose significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property, cease offering certain products or services, or incur significant license, royalty or technology development expenses. Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third-party may have agreed to indemnify us for such costs, such indemnifying party may refuse or be unable to uphold its contractual obligations. In addition to infringement claims, we may also become involved in disputes with others regarding the ownership of intellectual property rights. For example, to the extent that we jointly own intellectual property with other parties, disagreements may arise as to the ownership or use of the intellectual property governed by such relationships. If we are unable to resolve these disputes, we could lose valuable intellectual property rights.

Moreover, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, trade secrets and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage, and in any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful. Third-parties may challenge, invalidate or circumvent our intellectual property, or our intellectual property may not be sufficient to provide us with competitive advantages. For example, words and devices contained in our trademarks and trade names are also found in the trade names and trademarks of a significant number of third-parties. This has resulted in, and may in the future result in, challenges to our ability to use our trademarks and trade names in particular geographical areas or lines of business. Such challenges could impede our future expansion into new geographic areas or lines of business and could limit our ability to realize the full value of our trademarks and trade names. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, which is expensive, could cause a diversion of resources and may not prove successful. Existing use by others of trademarks and trade names that are similar to ours could limit our ability to challenge third-parties when their use of such marks or names may cause consumer confusion, negatively affect consumers’ perception of our brand and products or dilute our brand identity.

Our competitors or other third-parties may also independently design or develop similar technology, or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property or confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure. The loss or diminution of our intellectual property protection or the inability to obtain third-party intellectual property could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to the Regulation of Our Business

Our business is subject to extensive government regulation, supervision, examination and enforcement, which could adversely affect our business, results of operations and financial condition.

Our business is subject to numerous federal, state and local laws and regulations. These laws and regulations cover all aspects of our business, including lending practices, treatment of our customers, customer privacy and information security and conduct and qualifications of personnel. These laws and their implementing regulations include, among others, usury laws, anti-money laundering requirements (Bank Secrecy Act and USA PATRIOT Act), Equal Credit Opportunity Act (“ECOA”), Fair Debt Collection Practices Act (“FDCPA”), Fair Credit Reporting Act (“FCRA”), privacy regulations (Gramm-Leach Bliley Act and Right to Financial Privacy Act), Electronic Funds Transfer Act (“EFTA”), Servicemembers Civil Relief Act (“SCRA”), Telephone Consumer Protection Act (“TCPA”), Truth in Lending Act (“TILA”), FIRREA and requirements related to unfair, deceptive, or abusive acts or practices. Many states and local jurisdictions have consumer protection laws analogous to, or in addition to, those listed above. See “Business—Regulation.”

We are also subject to potential enforcement, supervisions and other actions that may be brought by state attorneys general or other state and federal enforcement authorities and other governmental agencies. Any such actions could subject us to civil money penalties, customer remediation and increased compliance costs, as well as damage our reputation and brand and could limit or prohibit our ability to offer certain products and services or engage in certain business practices.

We believe that we maintain all material licenses and permits required for our current operations and are in substantial compliance with all applicable federal, state and local regulations, but we may not be able to maintain all requisite licenses and permits, and the failure to satisfy those and other regulatory requirements could have a material adverse effect on our operations. Our dealers and many of our third-party service providers must also comply with certain licensing requirements and credit and trade practice statutes and regulations. Failure of our dealers and third-party service providers to comply with these statutes and regulations could result in consumer rights of rescission and other remedies that could have a material adverse effect on us. In addition, changes in laws or regulations applicable to us could subject us to additional licensing, registration and other regulatory requirements in the future or could adversely affect our ability to operate or the manner in which we conduct business.

New laws or regulations or policy changes in enforcement practices of existing laws or regulations applicable to our businesses may be imposed, which could adversely impact our profitability, limit our ability to continue existing or pursue new business activities, require us to change certain of our business practices or alter our relationships with customers, affect retention of our key personnel or expose us to additional costs (including increased compliance costs). These changes may also require us to invest significant management attention and resources to make any necessary changes. Failure to comply with these laws and regulations could also give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, civil or criminal liability or damage to our reputation, which could have a material adverse effect on our business, results of operations and financial condition.

Unlike competitors that are banks, we are subject to the licensing and operational requirements of states and other jurisdictions, and our business would be adversely affected if we lost our licenses.

Because we are not a depository institution, we normally do not benefit from exemptions to state loan origination, servicing or debt collection licensing and regulatory requirements. To the extent that they exist, we must comply with state licensing and/or various operational compliance requirements in all 50 states and the District of Columbia. These include, among others, form and content of contracts (including limitations on rates and fees), other documentation, collection practices and disclosures, and record keeping requirements. We are sensitive to regulatory changes that may increase our costs through stricter licensing laws, disclosure laws or increased fees. Currently, we believe we have all required licenses as applicable to do business in all states where we do business.

In addition, we are subject to periodic examinations by state and other regulators. The states that currently do not provide extensive regulation of our business may later choose to do so. The failure to comply with licensing or permit requirements and other local regulatory requirements could result in significant statutory civil and criminal penalties, monetary damages, attorneys’ fees and costs, possible review of licenses, and damage to reputation, brand, and valued customer relationships. Such outcomes could have a material adverse effect on our business, results of operations and financial condition.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

Legislators and/or regulators are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer and/or employee information and some of our current or planned business activities. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer and/or employee data to which we are subject could result in higher compliance and technology costs. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory and/or governmental investigations and/or actions, litigation, fines, sanctions and damage to our reputation and our brand, any of which could have a material adverse effect on our business, results of operations and financial condition.

The actions of the CFPB have increased, and likely will continue to increase, our regulatory compliance efforts and associated costs.

The CFPB, which was created by the Dodd-Frank Act, has broad regulatory and enforcement authority over entities offering consumer financial services or products, including non-bank commercial companies in the business of extending credit and servicing consumer loans, such as us. The CFPB is authorized to write regulations under federal consumer financial protection laws, including those prohibiting unfair, deceptive or abusive acts or practices (“UDAAP”), and to examine certain financial institutions for compliance with such laws. The CFPB can remediate violations of consumer protection laws in a number of ways, including imposing civil money penalties and requiring institutions to provide customer restitution and to improve their compliance management systems. There continues to be uncertainty as to how the CFPB’s strategies and priorities, including in both its supervisory and enforcement processes, will impact our businesses and our results of operations going forward. Actions by the CFPB may increase our compliance costs and require changes in our business practices that could limit or negatively affect the products and services that we currently offer.

We may come under the supervisory and examination authority of the CFPB with respect to compliance with federal consumer financial protection laws as a result of the agency’s authority to supervise non-depository “larger participants” in certain markets for consumer financial services and products, including the automotive financing business. On September 17, 2014, the CFPB issued a proposed rule to implement its supervision of certain larger nonbank automotive financing companies, which as defined in the proposal would include us. We expect a final rule to be issued in 2015.

The CFPB has focused on the area of automotive financing, particularly with respect to indirect financing arrangements and fair lending compliance. In March 2013, the CFPB issued a bulletin stating that indirect automotive lenders, such as us, may be liable for ECOA fair lending violations based on dealer-specific and portfolio-wide disparities, on a prohibited basis, that result from allowing dealers to mark up the consumer’s interest rate above the indirect automotive lender’s buy rate, which is the minimum interest rate at which the lender is willing to purchase the retail installment contract, allowing the dealers a share of the increased revenue. The CFPB recommended that indirect automotive lenders take steps to ensure compliance with ECOA, which may include imposing controls on dealer markup, monitoring and addressing the effects of dealer markup policies, eliminating dealer discretion to mark up buy rates and compensating dealers using a different mechanism. In order to address the concerns raised in the bulletin, we have implemented a program to educate dealers and monitor dealer mark-up practices and are enhancing our fair lending compliance management system, including monitoring of buy rates and credit decisions.

The CFPB is also conducting supervisory audits of indirect automotive lenders for ECOA compliance and has taken public and non-public supervisory and enforcement actions where it has found violations. In December 2013, a large indirect lender entered into a settlement with the CFPB and the U.S. Department of Justice (the “DOJ”) resolving allegations of discrimination and agreed to pay damages and a monetary penalty and implement a detailed compliance plan. These actions by the CFPB could negatively impact the business of other lenders and dealers in the vehicle finance market, including increasing regulatory compliance requirements and associated costs.

The CFPB has also indicated a strong interest in debt collection and consumer reporting practices, which may impact our ability to originate and collect on loans. In November 2013, the CFPB issued an advance notice of proposed rulemaking regarding debt collection, seeking input on, among other issues, whether it should issue rules to cover the conduct of creditors collecting in their own names on their own consumer loans and whether it should generally seek to harmonize any rules it develops for third-party collectors and first-party collectors. We cannot predict with any certainty whether the CFPB will issue regulations that would cover our debt collection activities or how such regulations would impact our operations. In November 2014, the CFPB took a public enforcement action against a “buy-here, pay-here” automotive dealer regarding its debt collection and credit reporting practices.

In addition, the CFPB and other regulators have brought enforcement actions against lenders in connection with the sale of certain ancillary products, such as debt protection products that cancel or suspend a borrower’s monthly payment or total indebtedness if certain life events occur. Regulators have questioned such products’ value and the tactics used by lenders to sell these bundled products. In January 2012, FCA began funding contracts sourced through a military lending platform owned by DFS. During 2012, FCA was informed that DFS was the subject of a targeted review by the CFPB relating to the disclosure and treatment of military allotments and of service contracts and other “add-on” products. In June 2013, the CFPB announced the entry of orders against both DFS and its original program partner, U.S. Bank. Although we have established sales practices that we believe comply with current federal and state laws, the CFPB or other regulators may challenge our sales practices in regard to ancillary products.

If the CFPB changes regulations, modifies through supervision or enforcement past related regulatory guidance or interprets existing regulations in a different or stricter manner than they have been interpreted in the past by us, the industry or other regulators, our compliance costs, risk of enforcement actions, fines, penalties and litigation exposure could increase. If future regulatory or legislative restrictions or prohibitions affect our ability to offer certain products or require us to make significant changes to our business practices, and we are unable to develop compliant alternatives with acceptable returns, these restrictions could have a material adverse impact on our financial condition and results of operations.

The Dodd-Frank Act authorizes state officials to enforce regulations issued by the CFPB and to enforce the Dodd-Frank Act’s general UDAAP prohibition. This could make it more difficult than in the past for federal financial regulators to declare state laws that differ from federal standards to be preempted. To the extent that states enact requirements that differ from federal standards or state officials or courts adopt interpretations of federal consumer laws that differ from those adopted by the CFPB, we may be required to alter or cease offering products or services in some jurisdictions, which would increase compliance costs, we may be subject to a higher risk of state enforcement actions.

As a result of the enhanced consumer protection framework being implemented by the CFPB and other changes occurring in the regulatory environment, the amount of fees and interest we collect, the number of optional products we sell and the number of new loans we originate could decrease, which could have a material adverse effect on our business, results of operations and financial condition.

The Dodd-Frank Act has had, and may continue to have, a significant impact on our business, results of operation and financial condition.

Federal regulatory agencies have issued numerous rulemakings to implement the provisions of the Dodd-Frank Act, which was enacted in 2010, but a number of provisions still require final rulemaking or additional guidance and interpretation by these agencies. Although the ultimate impact of the Dodd-Frank Act on the U.S. financial system and us remains unclear, the law and its implementing regulations have had, and may continue to have, a significant adverse impact on our business, results of operation and financial condition. For example, the Dodd-Frank Act and related regulations restrict certain business practices, impose additional costs on us (including increased compliance costs and increased costs of funding raised through the issuance of asset-backed securities), limit the fees we can charge for services and affect the value of our assets. The Dodd-Frank Act also may adversely affect the securitization market because it requires, among other things, that a securitizer generally retain not less than 5% of the credit risk of certain types of securitized assets that are transferred, sold, or conveyed through the issuance of asset-backed securities. In October 2014, federal regulatory agencies issued final rules to implement these credit risk retention requirements, and compliance for new securitizations backed by automotive loans is required beginning December 24, 2016. These changes could result in additional costs or limit our ability to securitize finance receivables, and we continue to evaluate the final rules and their potential impact on our securitization activities. For more information about the regulatory framework affecting our businesses, see “Business—Regulation.”

Our use of third-party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third-party vendors and subcontractors as part of our business. These types of third-party relationships are subject to increasingly demanding regulatory requirements and attention by our federal regulators. Regulation requires us to enhance our due diligence, ongoing monitoring and control over our third-party vendors and subcontractors and other ongoing third-party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors and/or their subcontractors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third-party relationships and for the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third-party vendors and subcontractors or other ongoing third-party business relationships, or that such third-parties have not performed appropriately, we could be subject to enforcement actions. Such enforcement actions could have a material adverse effect on our business, results of operations and financial condition.

We are subject to government regulations concerning our hourly and our other employees, including minimum wage, overtime, and health care laws.

We are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment taxes, overtime, and working conditions and immigration status. Legislated increases in the federal minimum wage and increases in additional labor cost components, such as employee benefit costs, workers’ compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Unionizing and collective-bargaining efforts have received increased attention nationwide in recent periods. Should our employees become represented by unions, we would be obligated to bargain with those unions with respect to wages, hours and other terms and conditions of employment, which is likely to increase our labor costs. Moreover, as part of the process of union organizing and collective-bargaining, strikes and other work stoppages may occur, which would cause disruption to our business. Similarly, many employers have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions, and these actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break, and working time, it may distract our management from business matters and result in increased labor costs. In addition, we currently sponsor employer-subsidized premiums for major medical programs for eligible salaried and hourly personnel who elect health care coverage through our insurance programs. As a result of regulatory changes, we may not be able to continue to offer health care coverage to our employees on affordable terms or at all. If we are unable to locate, attract, train, or retain qualified personnel, or if our costs of labor increase significantly, it could have a material adverse effect on our business, results of operations, and financial position.

Risks Relating to Our Organization and Structure

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.

Immediately following the completion of this offering, the ABV Funds will own approximately              % of our outstanding common stock on a combined basis or               % if the underwriters’ option to purchase additional shares of Class A common stock is exercised in full. As a result, the ABV Funds will own shares sufficient for the majority vote over all matters requiring a stockholder vote, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; the amendment of our certificate of incorporation and our bylaws; and our winding up and dissolution. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders and may also have the effect of delaying, preventing or deterring a change in control of us.

The interests of the ABV Funds may not always coincide with our interests or the interests of our other stockholders. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. Also, the ABV Funds may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other stockholders or adversely affect us or our other stockholders, including investors in this offering. In addition, immediately following this offering and the application of net proceeds therefrom, the Continuing LLC Owners will own     % of the LLC Units. Because they hold their ownership interest in our business through FC HoldCo, rather than through the public company, these existing owners may have conflicting interests with our public stockholders. For example, the TRA Parties (as defined in “Organizational Structure—Following This Offering”) may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the TRA that we entered in connection with this offering, and whether and when Flagship should terminate the TRA and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration the tax or other considerations of the TRA Parties even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In addition, under the terms of the TRA, we may not elect an early termination of the TRA without the consent of each of certain ABV Funds until such ABV Fund has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock or cash. Accordingly, we may be prevented from terminating the TRA in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.

As a result of this concentration, the implications of our structure or actions taken by the ABV Funds or PWP, the market price of our Class A common stock could decline or stockholders might not receive a premium over the then-current market price of our Class A common stock upon a change in control. In addition, this concentration of share ownership may adversely affect the trading price of our Class A common stock because investors may perceive disadvantages in owning shares in a company with significant stockholders.

We are a holding company with no operations and will rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal asset is the controlling equity interest in FC HoldCo we hold directly or indirectly through our wholly owned subsidiary Flagship Holdings. As a result, we will be dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends on our common stock. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us under certain conditions. If the cash we receive from our subsidiaries pursuant to dividend payments is insufficient for us to fund our obligations, or if a subsidiary is unable to pay dividends to us, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets. However, there is no assurance that we would be able to raise cash by these means. If the ability of any of our subsidiaries to pay dividends or make other distributions or payments to us is materially restricted by regulatory requirements, bankruptcy or insolvency, or our need to maintain our financial strength ratings, or is limited due to operating results or other factors, it could materially adversely affect our ability to pay our operating costs and other corporate expense and we may be unable to, or our board may exercise its discretion not to, pay dividends.

We do not anticipate paying any dividends on our Class A common stock in the foreseeable future.

We have no plans to pay regular dividends on our Class A common stock, and we anticipate that a significant amount of any free cash flow generated from our operations will be utilized to fund the development and growth of our business and accordingly would not be available for dividends. Any declaration and payment of future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. Until such time that we pay a dividend, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain on an investment in our Class A common stock.

Certain provisions of a stockholders agreement we expect to enter into with the ABV Funds (the “Stockholders Agreement”), our amended and restated certificate of incorporation and our amended and restated bylaws could hinder, delay or prevent a change in control of us, which could adversely affect the price of our Class A common stock.

Certain provisions of the Stockholders Agreement, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors or the ABV Funds. These provisions provide for:

•	a classified board of directors with staggered three-year terms;

•
removal of directors only for cause and only with the affirmative vote of at least 66 2/3% of the voting interest of stockholders entitled to vote (provided, however, that for so long as the ABV Funds and certain of their affiliates and permitted transferees beneficially own, directly or indirectly, at least 40% of outstanding voting stock, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote);

•
provisions in our amended and restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders (provided, however, that for so long as the ABV Funds and certain of their affiliates and permitted transferees beneficially own, directly or indirectly, at least 40% of our outstanding voting stock, special meetings of our stockholders may be requested by the ABV Funds, by the board of directors or by the chairman of the board of directors);

•	advance notice requirements by stockholders with respect to director nominations and actions to be taken at annual meetings;

•
certain rights to the ABV Funds and certain of their affiliates and permitted transferees with respect to the designation of directors for nomination and election to our board of directors, including the ability to appoint a majority of the members of our board of directors, plus one director, for so long as the ABV Funds and certain of their affiliates and permitted transferees continue to beneficially own, directly or indirectly at least 5% of our outstanding voting stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement”;

•
no provision in our amended and restated certificate of incorporation or amended and restated bylaws for cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our outstanding voting stock can elect all the directors standing for election;

•
our amended and restated certificate of incorporation and our amended and restated bylaws preclude action by our stockholders outside a meeting by written consent, provided, however, that for so long as the ABV Funds and certain of their affiliates and permitted transferees beneficially own, directly or indirectly, at least 40% of our outstanding voting stock, our stockholders may act without a meeting by written consent by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted; and

•
under our amended and restated certificate of incorporation, our board of directors has authority to cause the issuance of preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders. Nothing in our amended and restated certificate of incorporation precludes future issuances without stockholder approval of the authorized but unissued shares of our common stock.

In addition, these provisions may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that is opposed by the ABV Funds, our management or our board of directors. Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change our management and board of directors and, as a result, may adversely affect the market price of our Class A common stock and your ability to realize any potential change of control premium. See “Description of Capital Stock— Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

Certain of our stockholders have the right to engage or invest in the same or similar businesses as us.

The ABV Funds and their respective affiliates engage in other investments and business activities in addition to their ownership of us. Under our amended and restated certificate of incorporation, the ABV Funds, directors affiliated with the ABV Funds and their affiliates and any other non-employee directors will have no duty to refrain from engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy (a “Corporate Opportunity”), or otherwise competing with us and our affiliates.

In the event that the ABV Funds, directors affiliated with the ABV Funds and their affiliates and any other non-employee directors acquire knowledge of a potential Corporate Opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then even if such person pursues, acquires or offers the Corporate Opportunity to another person or entity or if such person does not present the Corporate Opportunity to us, such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us. See “Description of Capital Stock—Corporate Opportunity.”

We will be a “controlled company” within the meaning of the                      listing standards and, as a result, are exempt from certain corporate governance requirements.

After the completion of this offering, investment funds associated with or designated by the ABV Funds will hold substantially all of our issued and outstanding Class B common stock and will control more than a majority of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the                       corporate governance standards. Under the                       rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our board of directors; and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committee will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of corporate governance standards.

Our ability to pay taxes and expenses, including payments under the TRA, may be limited by our structure.

Upon the consummation of this offering, our principal asset will be a controlling equity interest in FC HoldCo. As such, we will have no independent means of generating revenue. FC HoldCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of FC HoldCo and will also incur expenses related to our operations. Pursuant to the amended and restated limited liability company agreement of FC HoldCo (the “New LLC Agreement”), FC HoldCo will make cash distributions to the owners of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the taxable income of FC HoldCo that is allocated to them. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the TRA, which we expect will be significant. We intend to cause FC HoldCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA. However, FC HoldCo’s ability to make such distributions may be subject to various limitations and restrictions. We will be a holding company with no operations and will rely on FC HoldCo to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of FC HoldCo’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRA), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to            until paid (although a rate equal to          will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

We will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges of LLC Units and shares of Class B common stock for shares of our Class A common stock or cash are expected to produce future tax benefits for us, as are certain of the Reorganization Transactions described under “Organizational Structure.” Upon the consummation of the relevant Reorganization Transactions, the resulting tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this increased basis. When we acquire LLC Units from our existing owners through future exchanges, the resulting tax basis adjustments are also expected to reduce the amount of income tax we would be required to pay in the future. This increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. Under the TRA, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations described below are taken into account.

Upon the closing of this offering, we will be a party to the TRA. We generally will be required to pay to the TRA Parties approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any increase in tax basis that was created as a result of transfers of common and preferred interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions, (2) any increase in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash, (3) tax benefits related to imputed interest arising from payments under the TRA and (4) payments under the TRA.

The payment obligations under the TRA are obligations of the Issuer and Flagship Holdings, not FC HoldCo, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings we will be deemed to realize associated with (1) the acquisition of common and preferred interests in FC HoldCo in the Reorganization Transactions and (2) future exchanges of LLC Units as described above would aggregate approximately $         over              years from the date of this offering, based on the initial public offering price of $         per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the TRA Parties approximately 85% of such amount, or $        , over the              year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the TRA (as well as the assumed combined state and local tax rate), and will generally be dependent on our ability to generate sufficient future taxable income to realize the benefit of the increases in tax basis and other tax attributes subject to the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Payments under the TRA are not conditioned on our existing owners’ continued ownership of us after this offering.

The actual increase in tax basis resulting from future exchanges of LLC Units (and Class B common stock) for shares of Class A common stock or cash, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of exchanges by the Continuing LLC Owners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRA constituting imputed interest. Payments under the TRA are expected to give rise to certain additional tax benefits attributable either to additional increases in tax basis or to deductions for imputed interest, depending on the circumstances. Any such benefits are covered by the TRA and will increase the amounts due thereunder. In addition, the TRA will provide for interest, at a rate equal to            , accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRA.

Payments under the TRA will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS  to challenge a tax basis increase or other tax attributes subject to the TRA, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the TRA (although we would reduce future amounts otherwise payable under the TRA). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. As a result, payments could be made under the TRA in excess of the tax savings that we realize in respect of the attributes to which the TRA relates.

In certain cases, payments under the TRA to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.

The TRA provides that (1) in the event that we materially breach any of our material obligations under the agreement, whether as a result of failure to make any payment within three months of when due, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreement in a bankruptcy or otherwise, (2) upon certain mergers, asset sales, other forms of business combinations or other changes of control or (3) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the TRA. Under the terms of the TRA, we may not elect an early termination of the TRA without the consent of each of certain ABV Funds until such ABV Fund has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock or cash. Accordingly, we may be prevented from terminating the TRA in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.

As a result of the foregoing, (1) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the TRA and (2) if we materially breach a material obligation under the TRA or the TRA is otherwise terminated early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRA. If we were permitted to elect to terminate the TRA immediately after this offering, based on an assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and a discount rate equal to          , we estimate that we

would be required to pay $         in the aggregate under the TRA. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

In certain circumstances, FC HoldCo will be required to make distributions to us and the existing owners of FC HoldCo and the distributions that FC HoldCo will be required to make may be substantial.

FC HoldCo will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the New LLC Agreement, FC HoldCo will make pro rata cash distributions, or tax distributions, to the owners of LLC Units, calculated using an assumed tax rate.

Funds used by FC HoldCo to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that FC HoldCo will be required to make may be substantial, and may exceed (as a percentage of FC HoldCo’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, these payments may significantly exceed the actual tax liability for many of the existing owners of FC HoldCo.

As a result of the use of an assumed tax rate in calculating FC HoldCo’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRA. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to FC HoldCo, the existing owners of FC HoldCo would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units. See “Organizational Structure—Reorganization Transactions—Amendments of the Limited Liability Company Agreement of FC HoldCo” and “Organizational Structure—Following This Offering.”

We will not be reimbursed for any payments made to our existing investors under the TRA in the event that any tax benefits are disallowed.

If the IRS challenges the increases in tax basis that give rise to payments under the TRA and the increases in tax basis are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRA and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the increases in tax basis are disallowed, our payments under the TRA could exceed our actual tax savings, and we may not be able to recoup payments under the TRA that were calculated on the assumption that the disallowed tax savings were available.

Risks Related to Our Class A Common Stock and This Offering

Before this offering, there has been no established public market for our Class A common stock. An active, liquid trading market for our Class A common stock may not develop or be sustained following this offering.

Before this offering, there has been no established public market for our Class A common stock. An active, liquid trading market for our Class A common stock may not develop or be sustained following this offering. If an active trading market for our Class A common stock does not develop or is not maintained, your ability to sell your shares of Class A common stock when desired and the prices that you may obtain for your shares of Class A common stock will be adversely affected.

The market price and trading volume of our Class A common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Even if an active trading market develops, the market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our Class A common stock may fluctuate and cause significant price variations to occur. The initial public offering price of our Class A common stock will be determined by negotiation between us, the representatives of the underwriters and the selling stockholders based on a number of factors and may not be indicative of prices that will prevail in the open market following completion of this offering. If the market price of our Class A common stock declines significantly, you may be unable to resell your shares at or above your purchase price, if at all. The market price of our Class A common stock may fluctuate or decline significantly in the future. Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Class A common stock include:

•	variations in our quarterly or annual operating results;

•	changes in our earnings estimates (if provided) or differences between our actual financial and operating results and those expected by investors and analysts;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our Class A common stock after this offering;

•	additions to, or departures of, key management personnel;

•	any increased indebtedness we may incur in the future;

•	announcements by us or others and developments affecting us;

•	actions by institutional stockholders;

•	litigation and governmental investigations;

•	changes in market valuations of similar companies;

•	speculation or reports by the press or investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic relationships, joint ventures or capital commitments; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our borrowers are located.

These broad market and industry factors may decrease the market price of our Class A common stock, regardless of our actual operating performance. The stock market in general has from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future offerings of debt or equity securities by us may adversely affect the market price of our Class A common stock.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional shares of our Class A common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. In particular, we intend to continue to seek opportunities to acquire automobile finance portfolios. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed financing and/or cash from operations.

Issuing additional shares of our Class A common stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of our stockholders at the time of such issuance or reduce the market price of our Class A common stock or both. Upon liquidation, holders of debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our Class A common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Class

A common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock bear the risk that our future offerings may reduce the market price of our Class A common stock and dilute their stockholdings in us. See “Description of Capital Stock.”

The market price of our Class A common stock could be negatively affected by sales of substantial amounts of our Class A common stock in the public markets.

After this offering, there will be               shares of Class A common stock outstanding, or               shares outstanding if the underwriters exercise their option to purchase additional shares of Class A common stock in full. Of our issued and outstanding shares, all the Class A common stock sold in this offering will be freely transferable, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). Following completion of the offering, approximately              % of our outstanding Class A common stock (or               % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) will be held by the ABV Funds and can be resold into the public markets in the future in accordance with the requirements of Rule 144. See “Shares Eligible For Future Sale.”

We and our executive officers, directors and the ABV Funds (who will hold in the aggregate approximately               % of our outstanding Class A common stock immediately after the completion of this offering or               % if the underwriters exercise their option to purchase additional shares of Class A common stock in full) have agreed with the underwriters that, subject to certain exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A common stock, or cause a registration statement covering any Class A common stock to be filed, without the prior written consent of                     . See “Underwriting.”                   may waive these restrictions at their discretion.

Pursuant to the registration rights agreement, the ABV Funds and certain of their affiliates and permitted third party transferees have the right, in certain circumstances, to require us to register their approximately               shares of our Class A common stock under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Subject to limitations, approximately                         shares will become eligible for sale upon expiration of the 180-day lock-up period. The market price of our Class A common stock may decline significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of our Class A common stock might impede our ability to raise capital through the issuance of additional Class A common stock or other equity securities.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price of our Class A common stock will be substantially higher than the net tangible book value as further adjusted per share issued and outstanding immediately after this offering. Our net tangible book value per share as of December 31, 2014 was approximately $                       and represents the amount of book value of our total tangible assets minus the book value of our total liabilities, divided by the number of our shares of Class A common stock then issued and outstanding. Investors who purchase Class A common stock in this offering will pay a price per share that substantially exceeds the net tangible book value per share of Class A common stock. If you purchase shares of our Class A common stock in this offering, you will experience immediate and substantial dilution of $                       in the net tangible book value per share, based upon the initial public offering price of $                       per share (the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus). Investors that purchase Class A common stock in this offering will have purchased                        % of the shares issued and outstanding immediately after the offering, but will have paid                        % of the total consideration for those shares.

Our Class A common stock is and will be subordinate to all of our existing and future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our Class A common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our Class A common stock may become subject to the prior dividend and liquidation rights of holders of any classes or series of preferred stock that our board of directors may designate and issue without any action on the part of the holders of our Class A common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

As a result of this offering, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”). The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Once established, these controls may not achieve their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected and that information may not be reported on a timely basis. If our controls are not effective, it could have a material adverse effect on our results of operations, financial condition, and market for our Class A common stock, and could subject us to regulatory scrutiny.

Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

State licensing laws and regulations may delay, discourage or otherwise impede investors from purchasing our Class A common stock.

Certain of the states in which we are licensed to provide consumer finance services have laws or regulations which require regulatory notice or approval for the acquisition of “control” of regulated entities. Under some state laws or regulations applicable to licensing, there exists a presumption of “control” when an acquiring party acquires 10% or more of the voting securities of a regulated entity or of a company which itself controls (directly or indirectly) a regulated entity. Therefore, in connection with any person acquiring 10% or more of our combined common stock, it may be necessary to seek the prior notification to or approval of some state licensing regulators, or a determination from such regulators that “control” has not been acquired. Furthermore, upon the acquisition of 10% or more of our combined common stock, state regulators may require certain information about the acquirers. Such laws or regulations could significantly delay, discourage, or otherwise impede investors’ ability to acquire our Class A common stock.

If we are unable to achieve and maintain effective internal control over financial reporting, this could have a material adverse effect on our business.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and will require in the same report, a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud or material error. Any failure to implement current internal controls or required new or improved controls, or difficulties encountered in their implementation could have a material adverse effect on our business and stock price.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. The discovery of a material weakness and the disclosure of that fact, even if quickly remedied, could reduce the market value of shares of our Class A common stock. Additionally, the existence of any material weakness or significant deficiency requires management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiency and management may not be able to remediate any such material weaknesses or significant deficiency in a timely manner. Undetected material weaknesses in our internal controls could lead to financial statement restatements, which could have a material adverse effect on our business, financial condition and results of operation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to This Offering

The following diagram depicts our organizational structure prior to the Reorganization Transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Organizational Structure Following This Offering

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Immediately following this offering, the Issuer will be a holding company and, either directly or through its wholly owned subsidiary Flagship Holdings, its principal asset will be a controlling equity interest in FC HoldCo. Through Flagship Holdings, the sole managing member of FC HoldCo, the Issuer will operate and control all of the business and affairs of FC HoldCo and, through FC HoldCo and its subsidiaries, conduct our business. The Issuer will include FC HoldCo in its consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by the Continuing LLC Owners on its consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owners to retain their equity ownership in FC HoldCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in the Issuer, a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. We believe that the Continuing LLC Owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The Continuing LLC Owners, Flagship Holdings and the Issuer will incur U.S. federal, state and local income taxes on their allocable share of any taxable income of FC HoldCo as calculated pursuant to the New LLC Agreement. As described below, each of the Continuing LLC Owners will also hold a number of shares of Class B common stock of the Issuer equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such owners to directly exercise voting power at the Issuer, which will be the managing member of FC HoldCo, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock shall be entitled to one vote. When a LLC Unit is exchanged by a Continuing LLC Owner (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.  Shares of Class B common stock are not transferable except together with the transfer of an equal number of LLC Units.

Incorporation of the Issuer

The Issuer was incorporated in the State of Delaware on March 16, 2015. Except in connection with its incorporation and in connection with the transactions described below under “Reorganization Transactions,” the Issuer has not, and will not, engage in any business or other activities prior to this offering. The Issuer’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner, each share of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to the Issuer’s stockholders, as described in “Description of Capital Stock—Class B Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Reorganization Transactions

On March 20, 2015, the Issuer incorporated in the State of Delaware a new wholly owned subsidiary, Flagship Holdings. The incorporation of Flagship Holdings, the two amendments of the limited liability company agreement of FC HoldCo, the Investors’ Reorganization Transactions and the entry into the Exchange Agreement and the TRA, all described below, are collectively referred to as the “Reorganization Transactions.”

Amendments of the Limited Liability Company Agreement of FC HoldCo

On           , 2015, the limited liability company agreement of FC HoldCo was amended and restated such that each of CFC HoldCo LLC, FCA HoldCo LLC and certain individual members of FC HoldCo received LLC Units.

Before the completion of this offering, the limited liability company agreement of FC HoldCo will be further amended and restated to, among other things, appoint Flagship Holdings as its sole managing member and convert interests in FC HoldCo held by certain existing owners into restricted, non-voting LLC Units of equivalent value, with the result that the only outstanding equity interests in FC HoldCo after such further amendment will be LLC Units. We refer to the limited liability company agreement of FC HoldCo, as in effect at the time of this offering, as the “New LLC Agreement.”

Through its subsidiary Flagship Holdings, the sole managing member of FC HoldCo, the Issuer will have the right to determine when distributions will be made to the unit holders of FC HoldCo and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If the Issuer authorizes a distribution, such distribution will be made to the holders of LLC Units, including the Issuer, pro rata in accordance with their respective ownership interests in FC HoldCo, provided that Flagship Holdings, as sole managing member, will be entitled to non-pro rata distributions for certain fees and expenses of the Issuer and Flagship Holdings.

Upon the consummation of this offering, the Issuer and Flagship Holdings will be holding companies and their principal asset will be a controlling equity interest in FC HoldCo. As such, the Issuer will have no independent means of generating revenue. FC HoldCo will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including the Issuer and Flagship Holdings. Accordingly, the Issuer and Flagship Holdings will incur income taxes on their allocable share of any net taxable income of FC HoldCo and will also incur expenses related to their operations. Pursuant to the New LLC Agreement, FC HoldCo will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help to fund their tax obligations in respect of the taxable income of FC HoldCo that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to             . FC HoldCo will make tax distributions pro rata in accordance with LLC Unit ownership. In addition to tax expenses, the Issuer and Flagship Holdings also will incur expenses related to their operations, plus payments under the TRA, which the Issuer expects will be significant. The Issuer intends to cause FC HoldCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow the Issuer and Flagship Holdings to pay their taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

Investors’ Reorganization Transactions

On             , 2015:

(1)
each of CFC HoldCo LLC and FCA HoldCo LLC made a liquidating distribution of the LLC Units held by it to its members, Perella Weinberg Partners Asset Based Value Master Fund II L.P. (“ABVF Master Fund”), Perella Weinberg Partners ABV Opportunity Master Fund II B L.P. (“ABVO 2 Master Fund”) and Perella Weinberg Partners ABV Opportunity Master Fund III B L.P. (“ABVO 3 Master Fund,” and collectively, the “Master Funds”), pro rata in proportion to each Master Fund’s existing interest in the liquidating entity;

(2)
ABVF Master Fund distributed the LLC Units held by it to its owners, Perella Weinberg Partners Asset Based Value Delaware Intermediate Fund LLC (“ABVF Delaware Blocker”) and Perella Weinberg Partners Asset Based Value Fund LP (“ABVF US Feeder”), pro rata in accordance with their respective interests in ABVF Master Fund, and ABVO 2 Master Fund distributed the LLC Units held by it to its owners, Perella Weinberg Partners ABV Opportunity Delaware Intermediate

Fund II LLC (“ABVO 2 Delaware Blocker”) and Perella Weinberg Partners ABV Opportunity Fund II LP (“ABVO 2 US Feeder”), pro rata in accordance with their respective interests in ABVO 2 Master Fund;

(3)	the Issuer contributed to Flagship Holdings shares of the Issuer’s Class A common stock as additional paid-in capital;

(4)
ABVF Delaware Blocker and ABVO 2 Delaware Blocker sold all of their common interests in FC HoldCo to Flagship Holdings in exchange for             shares of the Issuer’s common stock and promissory notes of Flagship Holdings bearing an aggregate principal amount of $            , and ABVO 3 Master Fund transferred all of its common interests in FC HoldCo to Flagship Holdings in exchange for             shares of the Issuer’s common stock and promissory notes of Flagship Holdings bearing an aggregate principal amount of $            ;

(5)
ABVF Delaware Blocker distributed the shares of Issuer’s common stock and promissory notes received by it to Perella Weinberg Partners Asset Based Value Offshore Fund L.P. (“ABVF Offshore Feeder”), and ABVO 2 Delaware Blocker distributed the shares and promissory notes it received to Perella Weinberg Partners ABV Opportunity Offshore Fund II A (“ABVO 2 Offshore Feeder IIA”) and Perella Weinberg Partners ABV Opportunity Offshore Fund II B (“ABVO 2 Offshore Feeder IIB”); and

(6)
ABVO 3 Master Fund distributed             shares of the Issuer’s common stock and a portion of its Flagship Holdings promissory notes to Perella Weinberg Partners ABV Opportunity Fund III LP (“ABVO 3 US Feeder”) and             shares of the Issuer’s common stock and the remainder of its Flagship Holdings promissory notes to Perella Weinberg Partners ABV Opportunity Delaware Intermediate Fund III LLC (“ABVO 3 Delaware Blocker”), ABVO 3 Delaware Blocker further distributed its             shares of the Issuer’s common stock and Flagship Holdings promissory notes to Perella Weinberg Partners ABV Opportunity Offshore Fund III A (“ABVO 3 Offshore Feeder IIIA”) and Perella Weinberg Partners ABV Opportunity Offshore Fund III B (“ABVO 3 Offshore Feeder IIIB”), and each of ABVO 3 US Feeder, ABVO 3 Offshore Feeder IIIA and ABVO 3 Offshore Feeder IIIB directly or indirectly contributed their shares of the Issuer’s common stock and Flagship Holdings promissory notes to                      (“New ABVO 3 Master Fund”).

Prior to the completion of this offering:

(1)	the Issuer will contribute an additional shares of the Issuer’s Class A common stock to Flagship Holdings;

(2)	Flagship Holdings will purchase:

•
            preferred interests in FC HoldCo from ABVO 3 Master Fund in exchange for             shares of the Issuer’s Class A common stock and a $             promissory note, and ABVO 3 Master Fund will indirectly transfer the shares of Class A common stock received by it to New ABVO 3 Master Fund,

•
             preferred interests in FC HoldCo from ABVO 2 Delaware Blocker in exchange for             shares of the Issuer’s Class A common stock and a $             promissory note, and ABVO 2 Delaware Blocker will transfer the shares of Class A common stock received by it to ABVO 2 Offshore Feeder IIA and ABVO 2 Offshore Feeder IIB,

•
             preferred interests in FC HoldCo from ABVF Delaware Blocker in exchange for             shares of the Issuer’s Class A common stock and a $             promissory note, and ABVF Delaware Blocker will transfer the shares of Class A common stock received by it to ABVF Offshore Feeder,

•	preferred interests in FC HoldCo and common interests in FC HoldCo from ABVF US Feeder in exchange for a $ promissory note, and

•
             preferred interests in FC HoldCo and             common interests in FC HoldCo from ABVO 2 US Feeder in exchange for a $             promissory note (the promissory notes described in clause (4) of the preceding paragraph and in this clause (2), the “Flagship Holdings Notes”).

We refer to the above transactions as the “Investors’ Reorganization Transactions.” In connection with the Investors’ Reorganization Transactions, the Issuer, Flagship Holdings and certain of the ABV Funds that participated in the Investors’ Reorganization Transactions (the “Investor Reorganization TRA Parties”) will enter into the TRA.

Exchange Agreement

We and the Continuing LLC Owners will enter into the Exchange Agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. Any LLC Units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of        LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject, including the New LLC Agreement. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that FC HoldCo is not treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. As a Continuing LLC Owner exchanges LLC Units and Class B common stock for shares of Class A common stock or cash, the number of LLC Units held by the Issuer will correspondingly be increased as it acquires the exchanged LLC Units and a corresponding number of shares of Class B common stock are cancelled. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such Continuing LLC Owners to directly exercise voting power at the Issuer, the managing member of FC HoldCo, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote.

This Offering

In connection with the completion of this offering, the Issuer intends to contribute all of the proceeds it receives from this offering to Flagship Holdings and to cause Flagship Holdings to use (i) $            of the proceeds contributed to it to retire the Flagship Holdings Notes and (ii) the remainder of such proceeds to purchase newly-issued LLC Units from FC HoldCo at a purchase price per LLC Unit equal to the initial public offering price per share of Class A Common stock in this offering, net of underwriting discounts and commissions. Assuming that the shares of Class A common stock to be sold in this offering are sold at $         per share (the midpoint of the range set forth on the cover page of this prospectus) at the time of this offering, Flagship Holdings will purchase from FC HoldCo                  LLC Units for an aggregate of $         million (or                  LLC Units for an aggregate of $         million if the underwriters exercise in full their option to purchase additional shares of Class A common stock). FC HoldCo will bear or reimburse the Issuer for all of the expenses of this offering. Accordingly, following this offering, the Issuer, directly or through Flagship Holdings, will hold a number of LLC Units that is equal to the number of shares of Class A common stock outstanding, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage ownership in FC HoldCo as a single LLC Unit.

Following This Offering

The Continuing LLC Owners may, subject to the terms of the Exchange Agreement, exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of Class A common stock of the Issuer or, at our election, cash of equivalent value, on a one-for-one basis. These exchanges are expected to result in increases in the tax basis of the assets of FC HoldCo that otherwise would not have been available. The increases in tax basis resulting from such exchanges may reduce the amount of tax that the Issuer and Flagship Holdings would otherwise be required to pay in the future. This increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent the increase in tax basis is allocated to those assets. The increases in tax basis that resulted from certain transfers of interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions may also provide the Issuer with similar tax benefits.

The Issuer and Flagship Holdings will be parties to a TRA with the Continuing LLC Owners and Investor Reorganization TRA Parties (the “TRA Parties”) that will provide for the payment by the Issuer and Flagship Holdings of approximately 85% of the amount of the calculated tax savings, if any, that the Issuer and Flagship Holdings are deemed to realize as a result of the increased tax basis described above and certain other tax benefits attributable to payments under the TRA. These payment obligations are obligations of the Issuer and Flagship Holdings and not of FC HoldCo. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The Issuer and Flagship Holdings may accumulate cash balances in future years resulting from distributions from FC HoldCo exceeding its tax or other liabilities. To the extent the Issuer and Flagship Holdings do not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decide to hold or recontribute such cash balances to FC HoldCo for use in its operations, Continuing LLC Owners who exchange LLC Units and shares of Class B common stock for shares of Class A common stock or cash in the future could also benefit from any value attributable to such accumulated cash balances. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

As a result of the Reorganization Transactions and this offering, upon completion of this offering:

•	Our Class A common stock will be held as follows:

•	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) by investors in this offering; and

•	shares by the Reorganization Parties.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

•	shares and LLC Units by the Continuing LLC Owners.

•	The combined voting power in the Issuer will be as follows:

•	% for investors in this offering (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	% for the Reorganization Parties (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	% for the Continuing LLC Owners (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the gross proceeds to us from the sale of shares of our Class A common stock by us in this offering will be approximately $           million, assuming an initial public offering price of $       per share (the midpoint of the range set forth on the cover page of this prospectus). Each $1 increase (decrease) in the public offering price per share would increase (decrease) our gross proceeds by $          million.

We intend to contribute all of the proceeds we receive in this offering to Flagship Holdings and to cause Flagship Holdings to use (i) $            million of the proceeds contributed to it to retire the Flagship Holdings Notes and (ii) the remaining proceeds to purchase LLC Units from FC HoldCo, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause FC HoldCo to pay the expenses of this offering, including the estimated underwriting discounts and commissions.

Pending specific application of these proceeds, we expect to invest them primarily in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

DIVIDEND POLICY

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, the Issuer will be a holding company, and either directly or through its wholly owned subsidiary Flagship Holdings, its principal asset will be a controlling equity interest in FC HoldCo. If the Issuer decides to pay a dividend in the future, it would need to cause FC HoldCo to make distributions to the Issuer and Flagship Holdings in an amount sufficient to cover such dividend. If FC HoldCo makes such distributions to the Issuer and Flagship Holdings, the other holders of LLC Units will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, FC HoldCo is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of FC HoldCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of FC HoldCo are generally subject to similar legal limitations on their ability to make distributions to FC HoldCo.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2014:

•	on a historical basis; and

•
on a pro forma basis to reflect (i) the Reorganization Transactions described under “Organizational Structure,” (ii) the creation of certain tax assets in connection with this offering and the Reorganization Transactions, (iii) the creation of related liabilities in connection with entering into the TRA with the Investor Reorganization TRA Parties and (iv) the sale by us of                  shares of Class A common stock in this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses. Each $1 increase (decrease) in the public offering price per share would increase (decrease) our total stockholders’ equity and total capitalization by $             million (assuming no exercise of the underwriters’ option to purchase additional shares).

This table should be read in conjunction with “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	As of December 31, 2014
	(in thousands)
	Historical	Pro Forma
Cash and cash equivalents	$131,856	$
Long-term debt:
Warehouse credit facilities	257,932
Securitized borrowing arrangements(1)	1,505,253
Residual interest credit facilities	53,739
Total long-term debt:	1,816,924
Preferred stock, .001 par value per share, shares authorized, shares outstanding	—
Class A Common stock, .001 par value per share, shares authorized, shares outstanding actual and shares outstanding on a pro forma as adjusted basis	—
Class B Common stock, .001 par value per share, shares authorized, shares outstanding actual and shares outstanding on a pro forma as adjusted basis	—
Additional paid-in capital	—
Total members’ equity	239,163
Total capitalization	$2,056,087	$

(1)	Presented net of discount of $2.2 million.

DILUTION

Our pro forma net tangible book value as of December 31, 2014 was approximately $        million or $        per share of Class A common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of Class A common stock outstanding. After giving effect to the sale by us of the                      shares of Class A common stock in this offering, at an assumed initial public offering price of $       per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of December 31, 2014 would have been $         or $          per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $       per share and an immediate dilution to new investors of $       per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of Class A common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Pro forma net tangible book value per share as of December 31, 2014	$
Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after offering
Dilution per share to new investors		$

The following table sets forth, on a pro forma basis, as of December 31, 2014, the number of shares of Class A common stock purchased from Flagship, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by Flagship:

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing stockholders			%	$		%
New investors
Total		100%			$100%

The foregoing tables assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise their option to purchase additional shares of our Class A common stock, there will be further dilution to new investors.

The number of shares of our Class A common stock set forth in the table above is based on                     shares of our Class A common stock outstanding and does not reflect:

•	shares of Class A common stock reserved for issuance pursuant to equity compensation plans; and

•
                   shares of Class A common stock issuable upon exchange of the same number of LLC Units (together with the same number of shares of our Class B common stock) that will be held by certain of our existing owners immediately following this offering.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma combined consolidated balance sheet as of December 31, 2014 and the unaudited pro forma statement of operations for the year ended December 31, 2014 present our combined consolidated financial position and results of operations after giving effect to:

•	the Reorganization Transactions described under “Organizational Structure;”

•	the creation of certain tax assets in connection with this offering and the Reorganization Transactions;

•
the creation of related liabilities in connection with entering into the TRA with the Investor Reorganization TRA Parties described under “Certain Relationships and Related Party Transactions—Tax Receivable Agreement;” and

•
the recording of a provision for federal and state corporate income taxes based on the income of Flagship at an effective rate of         % and (v) this offering and the use of proceeds from this offering, as if each had been completed as of December 31, 2014 with respect to the unaudited pro forma consolidated balance sheet and as of January 1, 2014 with respect to the unaudited pro forma consolidated statement of operations.

The unaudited pro forma combined consolidated financial information has been prepared based on our historical financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma financial information below. The adjustments necessary to fairly present the unaudited pro forma financial information has been based on available information and assumptions we believe are reasonable and are presented for illustrative purposes only. The unaudited pro forma financial information does not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

Our historical financial information has been derived from our combined consolidated financial statements and accompanying notes included elsewhere in this prospectus.

For purposes of the unaudited pro forma financial information, we have assumed that              shares of Class A common stock will be issued by us at a price per share equal to the midpoint of the range set forth on the cover page of this prospectus, and as a result, immediately following the completion of this offering, the ownership percentage represented by LLC Units not held by us will be         %, and the net loss attributable to LLC Units not held by us will accordingly represent         % of our net loss. If the underwriters’ option to purchase additional shares of Class A common stock is exercised in full, the ownership percentage represented by LLC Units not held by us will be         %, and the net loss attributable to LLC Units not held by us will accordingly represent         % of our net loss.

The unaudited pro forma financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS DATA
For the Year Ended December 31, 2014

	FC HoldCo	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments	Flagship Credit Corporation
	(in thousands)
Financing and other interest income	$208,817	$		$	$	$
Interest expense	45,780
Net interest income	163,037
Provision for credit losses	88,650
Net interest income after provision for credit losses	74,387
Other income	4,604
Operating expenses:
Compensation and benefits	31,244
General and administrative	24,053
Depreciation and amortization	1,083
Total operating expenses	56,380
Pre–tax income	22,611
Income taxes			(1)
Net income	$22,611	$		$	$	$
Net income attributable to noncontrolling interests	$–		$(2)	$	$	$
Net income attributable to us	$22,611	$		$	$	$

Net income per share					$	$

(1)
Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the pro forma statement of operations reflects an adjustment to income taxes to reflect an effective tax rate of         %, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdictions. FC HoldCo has been, and will continue to be, treated as a partnership for federal and most state income tax purposes. As such, FC HoldCo’s profits and losses will flow through to its partners, including us, and are generally not subject to tax at the FC HoldCo level.

(2)
Upon completion of the Reorganization Transactions, we will become the sole managing member of FC HoldCo. As a result of this offering, we will initially own approximately       % of the economic interest of FC HoldCo, but will have 100% of the voting power and will control the management of FC HoldCo. Immediately following the completion of this offering, the ownership percentage held by the noncontrolling interest will be          %.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET DATA
As of December 31, 2014

	FC HoldCo	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments	Flagship Credit Corporation
	(in thousands)
Assets
Cash and cash equivalents	$11,071	$		$	$	$
Cash and cash equivalents – restricted	120,785
Finance receivables held for investment, net of allowance of $71,174 and $42,713 at December 31, 2014 and 2013, respectively	1,890,607
Accrued interest	17,213
Fixed assets, net of accumulated depreciation of $2,244 and $1,285 at December 31, 2014 and 2013, respectively	4,038
Capitalized debt issuance costs	15,815
Deferred tax assets	—		(1)
Other assets	12,622
Total assets	$2,072,151	$		$	$	$

Liabilities and members’ equity
Liabilities:
Warehouse credit facilities	257,932
Term debt, net of discount of $2,198 and $2,654 at December 31, 2014 and 2013, respectively	1,558,992
Accounts payable, accrued expenses and other liabilities	16,064
Deferred tax liabilities	—		(1)
Payable to related party pursuant to the Tax Receivable Agreement	—
Total liabilities	1,832,988

Commitments and contingencies

Members’ equity:
Class A common stock, $0.001 par value, shares authorized, shares issued and outstanding on a pro forma basis	—
Class B common stock, $0.001 par value, shares authorized, shares issued and outstanding on a pro forma basis	—
Common units, no par value; 228,101 units authorized, issued and outstanding	—
Senior common units, no par value; 72,359 units authorized, issued and outstanding	—
Preferred units, $1,000 par value; 228,101 units authorized, issued and outstanding	228,101
Incentive common units	169
Retained earnings	10,893
Noncontrolling interests	—		(2)
Total members’ equity	239,163

Total liabilities and members’ equity	$2,072,151	$		$	$	$

(1)
Following the Reorganization Transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes. As a result, the pro forma balance sheet reflects an adjustment to our deferred taxes assuming the federal rates currently in effect and the highest statutory rates apportioned to each state and local jurisdiction.

(2)
FC HoldCo has been, and will continue to be, treated as a partnership for federal and most state income tax purposes. As such, FC HoldCo’s profits and losses will flow through to its partners, including us, and are generally not subject to tax at the FC HoldCo level. Upon completion of the Reorganization Transactions, we will become the sole managing member of FC HoldCo. As a result of this offering, we will initially own approximately         % of the economic interest of FC HoldCo, but will have 100% of the voting power and will control the management of FC HoldCo. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be          %.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present our selected historical financial data. The combined consolidated statements of operations data for the years ended December 31, 2014, 2013 and 2012 and combined consolidated balance sheets data as at December 31, 2014 and 2013 are derived from FC HoldCo’s audited combined consolidated financial statements and the notes thereto included elsewhere in this prospectus. The combined consolidated statements of operations data for the years ended December 31, 2011 and 2010 and combined consolidated balance sheets data as at December 31, 2012, 2011 and 2010 are unaudited and have been derived from FC HoldCo’s historical combined consolidated financial statements not included in this prospectus. The selected historical data presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined consolidated historical financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Statements of Operations Data				(unaudited)	(unaudited)
Financing and other interest income	$208,817	$122,948	$57,861	$12,550	$246
Interest expense	45,780	27,312	12,696	1,498	—
Net interest income	163,037	95,636	45,165	11,052	246
Provision for credit losses	88,650	51,189	29,413	4,720	104
Net interest income after provision for credit losses	74,387	44,447	15,752	6,332	142
Other income (expense)	4,604	3,063	(197)	493	4
Compensation and benefits	31,244	19,924	14,089	6,712	827
General and administrative	24,053	17,486	11,972	6,387	644
Depreciation and amortization	1,083	717	414	162	19
Net income (loss) before allocation to noncontrolling interest	22,611	9,383	(10,920)	(6,436)	(1,344)
Net loss attributable to noncontrolling interest	—	—	413	555	—
Net income (loss) attributable to FC HoldCo	$22,611	$9,383	$(10,507)	$(5,881)	$(1,344)

	As of December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Balance Sheets Data			(unaudited)	(unaudited)	(unaudited)
Finance receivables, net of allowance for credit losses	$1,890,607	$1,190,290	$579,152	$150,907	$8,812
Goodwill and intangibles	544	544	544	544	—
Total assets	2,072,151	1,298,335	634,214	177,792	48,930
Total borrowings	1,816,924	1,058,399	463,407	77,000	—
Total liabilities	1,832,988	1,068,970	469,641	80,003	518
Total members’ equity	239,163	229,365	164,573	97,789	48,412
Allowance for credit losses	71,174	42,713	24,523	4,641	104

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Combined Consolidated Financial Statements and related notes. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results may differ materially from those contained in any forward-looking statements. These forward-looking statements involve numerous risks and uncertainties, including those discussed below and elsewhere in this prospectus including the sections entitled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” All references in this discussion to “Flagship,” the “Company,” “we,” “us,” “our,” “ours” or similar terms refer to Flagship Credit Corporation, a Delaware corporation, together with its consolidated subsidiaries.

Our Company

Flagship is an independent, growth-oriented automotive financing and servicing company. We provide financing to borrowers that do not typically have access to prime credit lending terms for the purchase of affordable, late-model vehicles and the refinancing of existing automotive financings. We have a full-service platform for the origination, underwriting and servicing of automotive finance receivables with robust enterprise-wide risk management and compliance systems and processes. The majority of our finance receivables are retail installment contracts originated through our growing base of dealer customers in our Indirect channel. We also originate automotive loans directly to borrowers through CarFinance.com, our Direct channel. Our strategy is to consistently grow our finance receivables while prudently managing our portfolio risk.

In 2014, we originated $1.3 billion in finance receivables to more than 64,600 accounts. These originations represented a 40% increase from 2013. 64% of our total originations in 2014 were used by borrowers to finance the purchase of used vehicles, 12% were used to refinance existing automotive financings of used vehicles, and 24% were used to finance the purchase of new vehicles. As of December 31, 2014, we managed approximately $1.9 billion of gross finance receivables, of which 99.3% are originated finance receivables, with a weighted average FICO® score of 597, based on FICO® scores at origination. In 2014, we achieved a 13.5% yield on earning assets, earned net interest income of $163.0 million and net income of $22.6 million. As of December 31, 2014, we had 595 employees across our Chadds Ford, Pennsylvania, Irving, Texas, Irvine, California, Phoenix, Arizona and Indianapolis, Indiana offices.

Business Trends and Conditions

We believe our business and results of operations will be impacted in the future by various trends and conditions, including the following:

Attractive macroeconomic environment and national dealer roll-out strategy.

We believe the macroeconomic environment is attractive for automotive financing providers. Economic forecasts for the U.S. include continued lower unemployment rates and positive GDP growth. Further, we believe this macroeconomic environment will continue to drive purchase demand for new and used vehicles, which in turn will drive demand for automotive financing. Continuing strength of the macroeconomic environment and growing purchase activity coupled with our national dealer-roll out can support continued growth in our originations.

Changing consumer behavior expected to support the growth of CarFinance.com.

We believe a growing population of consumers prefers to use the internet, including via mobile devices, to research and arrange for vehicle purchases. This trend, if it continues, can change the role of dealers and automotive financing providers in the automotive purchase process. A significant change in automotive purchasing could affect our business, particularly our Indirect channel. However, we believe that our Direct channel, CarFinance.com positions us well to benefit from this changing consumer behavior and can help us increase origination volume.

Impact of regulatory developments.

We expect that the current trend of increased regulatory scrutiny of our industry by federal and state regulators, including the evolution of the CFPB’s regulatory and enforcement priorities, could impact our business and results of operations going forward. Actions by the DOJ, CFPB or other federal or state regulators could result in requirements to alter or cease offering affected products and services, increase the costs of accessing our traditional asset-backed funding markets, or otherwise increase our compliance costs and exposure to enforcement actions, fines, penalties and litigation.

Expected credit risk normalization in the automotive financing market.

We expect credit risk normalization in the automotive financing market to impact us. When compared to historical delinquency and loss rates in the automotive financing industry, delinquency and loss rates in the aftermath of the 2008-2009 recession were at cyclical lows. We believe that following the recession, lenders were significantly less willing to provide financing and consumers were less willing to apply for credit. However, both supply and demand for automotive credit are returning to pre-recession levels. As a result, we believe both delinquency and loss levels experienced by automotive financing providers since 2013 are more consistent with our expectations than those delinquency and loss rates experienced in the immediate aftermath of the 2008-2009 recession.

Impact of our recent growth and expected growth on our credit risk metrics.

Our gross finance receivables grew 59% in the year ended 2014. We expect that this growth rate in finance receivables will moderate as we achieve scale. When coupled with the seasoning of our overall portfolio and the recent industry trend of higher delinquency and credit loss rates, we expect to see an increase in the relative level and absolute amount of delinquencies and credit losses over time.

Seasonality

The automotive financing industry is subject to some level of seasonality. Typically, origination volume is the highest from February through April as a result of consumers applying tax refunds to new vehicle purchases. The summer period, from Memorial Day weekend through Labor Day weekend, is also typically stronger due to longer days creating more available time for borrowers to shop. Delinquencies and loss rates generally are highest in the period from November through January due to holiday spending, and the lowest during the tax refund period from February through April.

Single Operating Segment

We conduct our business through a single operating segment which includes our Indirect channel and our Direct channel. Profitability and expenses, including funding costs, credit losses and operating expenses, are managed for the business as a whole.

The Merger

Prior to January 1, 2015, we operated as two independent companies, FC HoldCo LLC and CF Capital Holdings LLC, the parent entities of FCA and CFC. On January 1, 2015, we completed the merger of FC HoldCo LLC and CF Capital Holdings within a single corporate entity, which is our ongoing company. As such, our historical financial statements for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013 are presented on a combined consolidated basis. The merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest. The historical assets and liabilities of FC HoldCo LLC and CF Capital Holdings LLC have been carried forward at their carrying amounts and income and expenses have been combined from the beginning of the period in which the combination occurred, and prior periods are presented as if the entities were combined as of the earliest period presented.

Description of Key Combined Consolidated Statements of Operations Line Items

Below is a summary description of the key line items included in our Combined Consolidated Statements of Operations.

Financing and Other Interest Income

Financing and other interest income consists primarily of interest income on our finance receivables. This income is presented net of the amortization of deferred premiums paid to dealers, acquisition fees charged to dealers and origination costs.

We analyze financing and other interest income as a function of two principal components: average finance receivables and yield on earning assets. The key drivers of average finance receivables include finance receivable volumes, payment rates, prepayment rates and charge-offs. Finance receivable volumes are influenced by a number of factors including macroeconomic conditions and customer demand. Payment rates and prepayment rates reflect the extent to which customers maintain a balance. We cease the accrual of interest once a finance receivable becomes more than 60 days past due. Accrued interest is written off on finance receivables when the principal balance is charged-off. The key drivers of yield on earning assets include pricing, changes to our mix of finance receivables, credit and delinquency performance of our finance receivables.

Interest Expense

Interest expense is incurred on our interest-bearing liabilities, which consist of our warehouse credit facilities, securitization financings and residual interest credit facilities, and includes the amortization of capitalized debt issuance costs and non-use fees. Key drivers of interest expense include the amounts outstanding on our borrowings and other funding sources, the interest rate environment and its effect on interest rates paid on our funding sources and the changing mix of our warehouse credit facilities and term debt.

Net Interest Income

Net interest income represents the difference between financing and other interest income and interest expense. We expect net interest income, as a percentage of interest-earning assets, to be influenced by changes in the interest rate environment, credit performance of our finance receivables and changes in the amount and composition of our interest-bearing liabilities. We track the spread between the interest income earned on our assets and the interest expense incurred on our debt and continually monitor the components of our yield and our cost of funds.

Provision for Credit Losses

Provision for credit losses is the expense related to our net credit losses (gross charge-offs less recoveries) and maintenance of the allowance for credit losses. The allowance for credit losses is maintained at a level we believe to be adequate to cover the estimated probable losses in our finance receivables portfolio. We continuously review and evaluate our credit loss reserve methodology and models and implement further enhancements or changes to them, as needed.

Each of our finance receivables is assessed by our underwriters and using our proprietary, risk-based underwriting models that take into account an applicant’s credit profile, as well as their ability to repay the proposed retail installment contract or loan. Because the profitability of our finance receivables portfolio is directly affected by net credit losses, we closely analyze credit performance on an ongoing basis while taking into account the increase in the average age, or seasoning, of our portfolio. The seasoning of a portfolio results in a portfolio consisting of more finance receivables at a point where delinquencies and losses are more likely to occur. As the size and age of our portfolio increase, we expect a continued increase in the level and amount of delinquencies. Because delinquencies are an early indicator of future credit losses, we analyze delinquency trends, adjusting for seasonality, to determine whether or not our finance receivables are performing in line with our expectations. We also monitor recovery rates because of their impact on charge-offs. For more information, see “—Credit Quality” below.

Other Income (Expense)

Other income (expense) consists primarily of late fees, payment convenience fees and commissions on sales of ancillary products. Other income (expense) also includes gains and losses on our derivative financial instruments. Other income (expense) is largely dependent on both the average balance of our finance receivables and their delinquency status.

Operating Expenses

Operating expenses consist of compensation and benefits, general and administrative and depreciation and amortization expenses. General and administrative expenses primarily consist of advertising and marketing, servicing and systems costs, professional fees and overhead support. Depreciation and amortization expenses consist solely of depreciation on our fixed assets and amortization on our intangible assets.

We assess our operational efficiency using various metrics and conduct extensive operating expense analysis to determine whether fluctuations in cost and expense levels indicate trends that need to be addressed. Our operating expense analysis also includes a review of origination and servicing costs to assist us in assessing profitability by portfolio.

Reorganization Transactions

The Issuer was incorporated on March 16, 2015 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation whose principal asset, either directly or through its wholly owned subsidiary, Flagship Holdings, will be a controlling equity interest in FC HoldCo. Through Flagship Holdings, the sole managing member of FC HoldCo, the Issuer will operate and control the business and affairs of FC HoldCo and its subsidiaries. The Issuer will include FC HoldCo in its consolidated financial statements and will report a noncontrolling interest related to the LLC Units held by our Continuing LLC Owners in our consolidated financial statements.

On            , 2015, the limited liability company agreement of FC HoldCo was amended and restated such that certain members of FC HoldCo received LLC Units in proportion to their existing economic interest in FC HoldCo. Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure—Reorganization Transactions,” as a result of which the limited liability company agreement of FC HoldCo will be further amended and restated to, among other things, reclassify such LLC Units as non-voting units, appoint Flagship Holdings as its sole managing member and convert interests in FC HoldCo held by certain existing owners into restricted, non-voting LLC Units of equivalent value.

We will also enter into the Exchange Agreement with our Continuing LLC Owners under which they will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units and shares of Class B common stock for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Following this offering, each of our Continuing LLC Owners that held voting units before the Reorganization Transactions and that continues to hold LLC Units will also hold a number of shares of Class B common stock of the Issuer equal to the number of LLC Units held by such person. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of the Issuer. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders.

Income Taxes

FC HoldCo is currently, and after this offering will continue to be, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, its taxable income or loss is passed through to and included in the tax returns of its members, including us. Accordingly, the consolidated financial statements included in this prospectus do not include a provision for federal and most state and local income taxes. Pursuant to the New LLC Agreement, FC HoldCo will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help to fund their tax obligations in respect of the taxable income of FC HoldCo that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to             . FC HoldCo will make tax distributions pro rata in accordance with LLC Unit ownership. FC HoldCo is subject to entity level taxation in certain states, as are certain of its subsidiaries. As a result, the accompanying combined consolidated statements of operations include tax expense related to those states. After consummation of the Reorganization Transactions, the Issuer and Flagship Holdings will be subject to U.S. federal, state and local income taxes with respect to their allocable share of any taxable income of FC HoldCo and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, the Issuer and Flagship Holdings also will incur expenses related to our operations, plus payments under the TRA, which we expect will be significant. The Issuer intends to cause FC HoldCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay the taxes and operating expenses of the Issuer and Flagship Holdings, including distributions to fund any ordinary course payments due under the TRA.

Results of Operations

Results of Operations—Years Ended December 31, 2014, 2013 and 2012

Financing and Other Interest Income

Financing and other interest income was $208.8 million for the year ended December 31, 2014 as compared with $122.9 million for the year ended December 31, 2013. This increase of $85.9 million, or 70%, was primarily due to an increase in average finance receivables. Our average finance receivables increased 73% to $1.6 billion in 2014 from $893.9 million in 2013. This increase was attributable to the increase in the origination of finance receivables as we continued to focus our efforts on increasing our origination capacity through the addition of dealer customers and area sales managers within the Indirect channel and additional third-party referral partners within the Direct channel. We purchased and originated $1.3 billion of finance receivables in 2014 as compared with $892.2 million in 2013. Our yield on earning assets was 13.5% in 2014, decreasing from 13.8% in 2013.

Financing and other interest income was $122.9 million for the year ended December 31, 2013 as compared with $57.9 million for the year ended December 31, 2012. This increase of $65.0 million, or 112%, was primarily due to an increase in average finance receivables, partially offset by a decrease in yield on earning assets. Our average finance receivables increased 141% to $893.9 million in 2013 from $371.3 million in 2012. This increase was attributable to the increase in the origination of finance receivables as we continued to focus our efforts on increasing our origination capacity through the addition of dealer customers and area sales managers within the Indirect channel and additional third-party referral partners within the Direct channel. We purchased and originated $892.2 million of finance receivables in 2013 as compared with $517.8 million in 2012. Our yield on earning assets was 13.8% in 2013 as compared with 15.6% in 2012. This decrease was due to a combination of factors, including pricing strategies and the competitive environment, together with increasing originations of lower credit risk direct loans.

Interest Expense

Interest expense was $45.8 million for the year ended December 31, 2014 as compared with $27.3 million for the year ended December 31, 2013. This increase of $18.5 million, or 68%, was due to an increase in average warehouse and term debt outstanding, partially offset by a decrease in our cost of funds. Our average debt outstanding increased 89% to $1.4 billion in 2014 from $760.9 million in 2013. This increase was a result of higher debt levels necessary to fund our growth in finance receivables. Our cost of funds decreased to 3.2% in 2014 as compared with 3.6% in 2013. This decrease was due to improved pricing on our warehouse credit facilities and term debt securitizations.

Interest expense was $27.3 million for the year ended December 31, 2013 as compared with $12.7 million for the year ended December 31, 2012. This increase of $14.6 million, or 115%, was due to an increase in average warehouse and term debt outstanding, partially offset by a decrease in our cost of funds. Our average debt outstanding increased 182% to $760.9 million in 2013 from $270.2 million in 2012. This increase was also a result of higher debt levels necessary to fund our growth in finance receivables. Our cost of funds decreased to 3.6% in 2013 as compared with 4.7% in 2012. This decrease was also due to improved pricing on our warehouse credit facilities and term debt securitizations.

Provision for Credit Losses

Provision for credit losses was $88.7 million for the year ended December 31, 2014 as compared with $51.2 million for the year ended December 31, 2013. This increase of $37.5 million, or 73%, was primarily due to both the growth of our finance receivables portfolio and an increase in net charge-offs as a percentage of average finance receivables. The increase in net charge-offs as a percentage of average finance receivables was primarily due to the seasoning of our portfolio.

Provision for credit losses was $51.2 million for the year ended December 31, 2013 as compared with $29.4 million for the year ended December 31, 2012. This increase of $21.8 million, or 74%, was also primarily due to both the growth of our finance receivables portfolio and an increase in net charge-offs as a percentage of average finance receivables resulting from the seasoning of our portfolio.

Other Income (Expense)

Other income was $4.6 million for the year ended December 31, 2014 as compared with $3.1 million for the year ended December 31, 2013. Other income included gains (losses) on derivative financial instruments totaling ($0.3) million and $0.3 million for the years ended December 31, 2014 and 2013, respectively. Excluding these gains (losses) on derivative financial instruments, other income increased $2.2 million, or 79%, primarily due to the growth of our finance receivables portfolio and the corresponding increase in late fees, payment convenience fees and commissions on sales of ancillary products.

Other income was $3.1 million for the year ended December 31, 2013 as compared with other expense of $0.2 million for the year ended December 31, 2012. Other income (expense) included gains (losses) on derivative financial instruments totaling $0.3 million and ($1.1) million for the years ended December 31, 2013 and 2012, respectively. Excluding these gains (losses) on derivative financial instruments, other income increased $1.9 million, or 206%, primarily due to the growth of our finance receivables portfolio.

Operating Expenses

Operating expenses were $56.4 million for the year ended December 31, 2014 as compared with $38.1 million for the year ended December 31, 2013. This increase of $18.3 million, or 48%, was attributable to additional expenses necessary to support the growth of our originations and of our finance receivables portfolio. This includes higher compensation and benefits expenses resulting from an increase in full-time equivalent employees from 445 at December 31, 2013 to 595 at December 31, 2014, along with higher levels of advertising and marketing, servicing and systems costs, professional fees and overhead necessary to support the growth in our business.

Operating expenses were $38.1 million for the year ended December 31, 2013 as compared with $26.5 million for the year ended December 31, 2012. This increase of $11.6 million, or 44%, was attributable to additional expenses necessary to support the growth of our originations and of our finance receivables portfolio. This includes higher compensation and benefits expenses resulting from an increase in full-time equivalent employees from 274 at December 31, 2012 to 445 at December 31, 2013, along with higher levels of advertising and marketing, servicing and systems costs, professional fees and overhead necessary to support the growth in our business.

Net Income Attributable to FC HoldCo LLC

Net income attributable to FC HoldCo LLC was $22.6 million for the year ended December 31, 2014 as compared with $9.4 million for the year ended December 31, 2013. This increase of $13.2 million, or 141%, was primarily due to the increase in financing and other interest income, partially offset by the increase in provision for credit losses and operating expenses.

Net income attributable to FC HoldCo LLC was $9.4 million for the year ended December 31, 2013 as compared with a net loss of $10.5 million for the year ended December 31, 2012. This increase of $19.9 million was also primarily due to the increase in financing and other interest income, partially offset by the increase in provision for credit losses and operating expenses.

Credit Quality

Finance Receivables Portfolio

Our primary asset and source of revenue is our finance receivables portfolio. The following table sets forth the composition of our gross finance receivables portfolio by product type, as of the dates indicated.

	At or for the Year Ended December 31,
	2014		2013		2012
	$	%	$	%	$	%
	(in thousands of dollars)
End of Period Gross Finance Receivables
Retail Installment Contracts (Indirect)	$1,639,016	86.1%	$1,050,083	87.6%	$535,058	90.8%
Loans (Direct)	263,880	13.9%	148,501	12.4%	54,128	9.2%
Total	$1,902,896	100.0%	$1,198,584	100.0%	$589,186	100.0%
Average Gross Finance Receivables
Retail Installment Contracts (Indirect)	$1,344,550	86.7%	$792,570	88.7%	$343,509	92.5%
Loans (Direct)	206,190	13.3%	101,315	11.3%	27,772	7.5%
Total	$1,550,740		$893,885		$371,281

Our finance receivables portfolio had the following geographic concentration as of December 31, 2014. The table below shows the five states with greater than 5% of gross finance receivables outstanding.

	As of December 31, 2014
	Gross Finance Receivables Outstanding	% of Total Gross Finance Receivables Outstanding
	(in thousands of dollars)
Texas	$409,042	21.5%
California	249,102	13.1%
Florida	206,531	10.9%
Arizona	136,062	7.1%
Georgia	122,656	6.4%

Delinquency

We consider the delinquency status of our finance receivables portfolio as a key credit quality indicator and we monitor delinquency trends to assist in managing our exposure to credit risk. Interest income accrual ceases for finance receivables when payments are more than 60 days contractually past due. We consider a finance receivable delinquent when a customer fails to make at least 90% of a scheduled payment by the date such payment was contractually due. The period of delinquency is based on the number of days payments are contractually past due. Due to our target customer base, a relatively high percentage of accounts become delinquent at some point in the life of the retail installment contract or loan and there is a relatively high rate of account movement between current and delinquent status in the portfolio. The following is a summary of net finance receivables by the number of days delinquent as of the dates indicated:

	As of December 31,
	2014		2013		2012
	$	%	$	%	$	%
	(in thousands of dollars)
Finance receivables:
Current	$1,337,684	71.0%	$854,437	72.0%	$433,529	74.0%
1-30 days past due	418,093	22.2%	258,912	21.8%	119,768	20.5%
31-60 days past due	84,422	4.5%	51,561	4.3%	22,249	3.8%
60+ days past due	42,726	2.3%	22,653	1.9%	9,884	1.7%

The delinquency categorization includes all past-due finance receivables except those finance receivables in bankruptcy status in an aggregate principal amount of $20.2 million, $11.3 million and $5.6 million at December 31, 2014, 2013 and 2012, respectively, as the court approved payments are generally less than contractual principal and interest due. The gross principal balance of nonaccrual and impaired finance receivables totaled $54.4 million, $29.1 million and $12.5 million at December 31, 2014, 2013 and 2012, respectively.

The delinquency categorization does not include finance receivables subject to payment extension. We had an average monthly amount of finance receivables subject to payment extension of $32.5 million in 2014, $12.8 million in 2013 and $2.5 million in 2012. See “—Extensions and Modifications.”

Credit Losses

Net credit losses consist of the unpaid principal balance of finance receivables, net of recovered amounts. Net credit losses are recorded as a reduction to the allowance for credit losses and subsequent recoveries of previously charged off amounts are credited to the allowance for credit losses. Net credit losses totaled $60.2 million, $33.0 million and $9.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. The increases of $27.2 million from 2013 to 2014 and $23.5 million from 2012 to 2013 were primarily due to both the growth of our finance receivables portfolio and an increase in net charge-offs as a percentage of average finance receivables. The increase in net charge-offs as a percentage of average finance receivables was primarily due to the seasoning of our finance receivables portfolio.

Allowance for Credit Losses

The allowance for credit losses is established by direct charges to income in amounts sufficient to maintain the allowance at a level management determines to be adequate to cover estimated probable losses in our finance receivables portfolio. The allowance may fluctuate based upon continual review of the finance receivables portfolio and changes in economic conditions. The allowance for credit losses totaled $71.2 million, $42.7 million and $24.5 million at December 31, 2014, 2013 and 2012, respectively. The increases of $28.5 million from 2013 to 2014 and $18.2 million from 2012 to 2013 were primarily attributable to the growth and seasoning of our finance receivables portfolio.

The following table summarizes the change in the allowance for credit losses on finance receivables:

	Year Ended December 31,
	2014	2013	2012

Balance, beginning of period	$42,713	$24,523	$4,641
Provision for credit losses	88,650	51,189	29,413
Amounts charged off	(68,948)	(37,199)	(10,368)
Recovery of amounts previously charged off	8,759	4,200	837
Balance, end of period	$71,174	$42,713	$24,523
Total finance receivables	$1,902,896	$1,198,584	$589,186
Ratio of net charge-offs to average finance receivables	3.9%	3.7%	2.6%
Ratio of allowance for credit losses to gross finance receivables	3.7%	3.6%	4.2%

Extensions and Modifications

In accordance with our policies and guidelines, we offer payment extensions to borrowers on our retail installment contracts and loans on a limited basis. To be eligible for an extension, a borrower must generally have made at least six payments since the account was originated and must not have received an extension in the immediately preceding 12 months. Additionally, the extension must bring the account current. No borrower is generally permitted more than five extensions over the life of the retail installment contract or loan or extensions totaling more than eight months in duration.

At the time an extension is granted, all delinquent amounts may be extended or paid, resulting in the classification of the retail installment contract or loan as current and therefore not considered a delinquent account, and thus reducing our delinquency rates. Thereafter, such account is aged based on the timely payment of future installments in the same manner as any other account.

The following is a summary of extensions on our retail installment contracts and loans held for investment as of December 31, 2014:

	As of December 31,
	2014		2013		2012(1)
	$	%	$	%	$	%
	(in thousands of dollars)
Gross finance receivables:
Never extended	$1,517,138	79.7%	1,050,294	87.6%	535,409	94.9%
Extended once	336,849	17.7%	141,414	11.8%	27,896	4.9%
Extended twice	47,173	2.5%	6,872	0.6%	845	0.2%
Extended 3 times or more	1,975	0.1%	300	0.0%	120	0.0%
_____________________
(1) Does not include extensions on $26.7 million of bulk portfolio purchases in 2012.

We had an average monthly amount of finance receivables subject to payment extension of $32.5 million in 2014, $12.8 million in 2013 and $2.5 million in 2012. In 2014, the highest monthly amount of finance receivables subject to payment extension was $49.6 million and the lowest was $18.2 million. In 2013, the highest monthly amount of finance receivables subject to payment extension was $23.9 million and the lowest was $5.9 million. In 2012, the highest monthly amount of finance receivables subject to payment extension was $7.9 million and the lowest was $0.5 million (excluding extensions on $26.7 million of bulk portfolio purchases in 2012).

We evaluate the results of our extension strategies based upon the amount of cash installments that are collected on accounts after they have been extended versus the extent to which the collateral underlying the extended accounts has depreciated over the same period of time. Based on this evaluation, we believe that payment extensions granted according to our policies and guidelines are an effective portfolio management technique and result in higher ultimate cash collections from the portfolio.

Changes in extension levels may have an impact on the ultimate amount of consumer finance receivables charged off by us. However, the timing of a charge-off may be affected if the previously extended account ultimately results in a charge-off. To the extent that extensions impact the ultimate timing of when an account is charged off, historical charge-off ratios and loss confirmation periods used in the determination of the adequacy of our allowance for credit losses are also impacted. Increased use of extensions may result in a lengthening of the loss confirmation period, which would increase expectations of credit losses inherent in the portfolio and therefore increase the allowance for credit losses and related provision for credit losses. Changes in these ratios and periods are considered in determining the appropriate level of allowance for credit losses and related provision for credit losses.

From time to time, we have agreed to modify the terms of certain finance receivables at the request of the borrower. These modifications can include a reduced interest rate, extended retail installment contract or loan principal, contingent principal forgiveness and/or an extension of the retail installment contract or loan amortization schedule. As of December 31, 2014, we had 25 modified finance receivables outstanding, excluding modifications required by law or for other regulatory purposes, representing an aggregate principal balance of $0.2 million. Of these 25 finance receivables, 15 represent finance receivables which were purchased at a significant discount as part of bulk purchases, and 10 represent finance receivables underwritten directly by us. All modifications of finance receivables are treated as exceptions to policy, and therefore occur on a very limited basis and require approval by senior management.

Troubled Debt Restructurings (“TDRs”)

When we determine that a borrower no longer has the ability to satisfy the original payment obligations on their retail installment contract or loan and would have the ability and willingness to satisfy modified payment obligations, we may grant them a concession through a temporary or permanent modification of retail installment contract or loan terms. Retail installment contracts or loans whose terms have been modified as described above are reported as TDRs.

We had no TDRs for the years ended December 31, 2014, 2013 or 2012.

Liquidity and Capital Resources

We require a significant amount of liquidity to originate retail installment contracts and loans and to service debt. Our operations are funded through the revenues generated by our finance receivables portfolio and debt financing. We seek to issue debt that appropriately matches the cash flows of the assets that we originate.

As of December 31, 2014, we had completed 9 separate securitizations totaling approximately $2.2 billion of initial notes collateralized by our finance receivables. At December 31, 2014, we had four warehouse credit facilities with total credit available to us of $775.0 million and $257.9 million of borrowings outstanding. At December 31, 2014, we had total fixed rate liabilities of $1,561.2 million and total floating rate liabilities of $257.9 million.

Warehouse Facilities

As of December 31, 2014, we had four warehouse credit facilities with five multi-national banks with maturities ranging from August 2015 to August 2016, with total credit available to us of $775.0 million that were secured by our finance receivables that are not pledged to the securitizations. Each credit line specifies the required collateral characteristics, collateral concentrations, credit enhancement and advance rates. These credit lines generally have two-year commitments, staggered maturities and floating interest rates. We maintain daily funding forecasts for originations in order to balance the desire to minimize funding costs with our liquidity needs. At December 31, 2014, $257.9 million was outstanding under the warehouse credit facilities. At December 31, 2014, we had $271.4 million of borrowings available under the warehouse credit facilities based on finance receivables pledged as of that date and $517.1 million of total available commitment under the warehouse credit facilities.

Our warehouse lines generally have net spread, delinquency and net loss ratio limits. Failure to meet any of these covenants could trigger increased overcollateralization requirements or, in the case of limits calculated with respect to the specific portfolio underlying certain credit lines, result in an event of default under these agreements. If an event of default occurs under one of these agreements, the lenders could elect to declare all amounts outstanding under the agreement to be immediately due and payable, enforce their interests against collateral pledged under the agreement, restrict our ability to obtain additional borrowings under the agreement and/or remove us as servicer. None of our warehouse lines currently have any ratios above their limits, and we have never had a warehouse line terminated due to failure to comply with any ratio or a failure to meet any covenant. Under certain circumstances, a default under one warehouse line could give rise to a default under another warehouse line.

Securitization Financings

We believe that securitizations offer a very attractive source of funding due to the depth of the investor base and the cost efficiency of the market. In addition, given that the interest rate on both the underlying retail installment contracts and the securitization debt obligations is fixed, this source of funding does not result in earnings volatility due to increased interest rate risk. Securitizations also allow us to limit our exposure to risk upon an event of default as investors generally have no recourse other than to the pool of finance receivables underlying the securitization and may not look to, or draw upon, our assets, or the assets of our affiliates, in order to satisfy their claims.

All of our securitizations have several classes of notes, with principal paid sequentially based on seniority and, subject to certain limitations, any excess spread distributed to the residual certificate holder. All of our securitizations are on-balance sheet transactions. We retain the residual interest in each securitization. The following table summarizes the balances of our securitization financings as of November 30, 2014:

Title	Current Note Amounts Outstanding	Maturity Date (1)	Initial Note Amounts Issued	Weighted Average Coupon (2)	Current Receivables Pledged	Current Reserve Account Balance
(dollars in thousands)
FCAT 2012-1	$35,210	July 15, 2019	$109,000	4.58%	$37,306	$2,295
FCAT 2013-1	109.943	July 15, 2020	222,160	2.41%	111,855	4,534
CFCAT 2013-1	113,204	November 15, 2019	238,430	2.77%	125,571	5,060
FCAT 2013-2	148,124	February 16, 2021	228,520	2.76%	152,612	4,675
CFCAT 2013-2	183,522	October 15, 2020	303,800	3.10%	188,848	6,200
FCAT 2014-1	215,119	August 16, 2021	266,090	1.95%	222,995	5,430
CFCAT 2014-1	178,053	September 15, 2020	235,200	2.21%	184,843	4,800
FCAT 2014-2	317,465	February 16, 2022	329,975	2.08%	322,001	6,700
CFCAT 2014-2	206,811	November 15, 2021	230,500	1.84%	211,141	4,680
Total	$1,507,451		$2,163,675	2.37%	$1,557,172	$44,374

(1) Maturity dates for the Flagship Credit Auto Trust (“FCAT”) and CarFinance Capital Auto Trust (“CFCAT”) represent final legal maturities of the securitizations. The notes are expected to be paid based on the amortization of the finance receivables pledged to the trusts.

(2) Weighted average coupon is based upon current note amounts outstanding and coupon of each tranche.

Residual Credit Agreements

On May 27, 2014, we entered into a credit agreement (the “First Residual Credit Agreement”) with a multinational bank whereby we borrowed $45.0 million in a financing transaction collateralized by the residual cash flows from the FCAT 2012-1, FCAT 2013-1, FCAT 2013-2 and FCAT 2014-1 securitizations with a maturity date of November 27, 2016. On December 11, 2014, we amended the First Residual Credit Agreement and increased our borrowing to $55.0 million to include the residual cash flows from the FCAT 2014-2 securitization and extended the maturity date to May 17, 2017. At December 31, 2014, $53.7 million was outstanding under the First Residual Credit Agreement.

On January 9, 2015, we entered into a new residual credit agreement (the “Second Residual Credit Agreement”) with a multinational bank whereby we borrowed $50.0 million in a financing transaction collateralized by the residual cash flows from the CFCAT 2013-1, CFCAT 2013-2, CFCAT 2014-1 and CFCAT 2014-2 securitizations with a maturity date of June 19, 2017. Both facilities require monthly amortization of the principal balance based on the cash flows of the underlying securitizations.

Term Loan

On August 23, 2012, we issued $142.8 million in Class A Notes under a loan agreement with two multi-national banks. Under the agreement, we also issued $17.5 million in Class B Notes to affiliates of the ABV Funds. On October 24, 2013, this facility was refinanced and the eligible finance receivables pledged to this facility were transferred to our CFCAT 2013-2 securitization transaction and the Class A Notes were paid in full. On October 24, 2013, the Class B Notes were also exchanged for notes issued in the CFCAT 2013-2 securitization transaction. Affiliates of the ABV Funds sold the notes issued in the CFCAT 2013-2 securitization transaction on April 22, 2014.

Tax Receivable Agreement

Upon the closing of this offering, we will be a party to a TRA. Under this agreement, we generally will be required to pay to the TRA Parties approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any increase in tax basis that was created as a result of transfers of common and preferred interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions, (2) any increase in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash, (3) tax benefits related to imputed interest arising from payments under the TRA and (4) payments under the TRA. After our payment obligations under the TRA are taken into account, we generally expect to retain the benefit of approximately 15% of the applicable tax savings described above.

 Upon closing of this offering, we will record $             as an increase to the liabilities due to the TRA Parties under the TRA, see “Unaudited Pro Forma Financial Information,” and in the future we may record additional amounts as additional liabilities due to the TRA Parties under the TRA, such amounts collectively representing our estimate of our requirement to pay approximately 85% of the estimated realizable tax benefit resulting from (i) any increase in tax basis that was created as a result of transfers of common and preferred interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions, (ii) any increase in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash, (iii) tax benefits related to imputed interest arising from payments under the TRA and (iv) payments under the TRA. See “Unaudited Pro Forma Financial Information.” For purposes of calculating the income tax savings we are deemed to realize under the TRA, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using       % for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits. Furthermore, we will calculate the state and local income tax savings by applying this       % rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRA. The term of the TRA will commence upon completion of the acquisition of the common interests in FC HoldCo held by ABVF Delaware Blocker, ABVO 2 Delaware Blocker and ABVO 3 Master Fund (as described in “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions”) and will continue until all tax benefits covered by the TRA have been utilized or expired, unless payments under the agreement are accelerated in the event that we exercise our rights to terminate the agreement or materially breach any of our material obligations under the agreement or on the occurrence of certain mergers, asset sales, other forms of business combinations or other changes of control. Under the terms of the TRA, we may not elect an early termination of the TRA without the consent of each of certain ABV Funds until such ABV Fund has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock or cash.

We expect to make payments under the TRA, to the extent they are required, within         days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to            from the due date (without extensions) of such tax return.

See “Risk Factors— Risks Relating to Our Organization and Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for additional information.

Cash Flow Comparison—Years Ended December 31, 2014, 2013 and 2012

Operating Activities

Net cash provided by operating activities totaled $144.2 million, $77.7 million and $21.5 million for the years ended December 31, 2014, 2013 and 2012, respectively. Cash flows from operating activities are affected by net income (loss) and adjusted for non-cash items including provision for credit losses and depreciation and amortization, including amortization of deferred premiums paid to dealers, fees charged to dealers and origination costs. For the year ended December 31, 2014, net cash provided by operating activities included $22.6 million in net income, $88.7 million in provision for credit losses and $34.9 million in depreciation and amortization. For the year ended December 31, 2013, net cash provided by operating activities included $9.4 million in net income, $51.2 million in provision for credit losses and $19.1 million in depreciation and amortization. For the year ended December 31, 2012, net cash provided by operating activities included a net loss before allocation to noncontrolling interest of $10.9 million, $29.4 million in provision for credit losses and $5.6 million in depreciation and amortization.

Investing Activities

Net cash used in investing activities totaled $824.7 million, $678.1 million and $461.9 million for the years ended December 31, 2014, 2013 and 2012, respectively. Cash flows from investing activities are highly dependent on our originations of finance receivables. For the year ended December 31, 2014, net cash used in investing activities included $1.3 billion in originations of finance receivables which was partially offset by $481.0 million in collections on finance receivables. For the year ended December 31, 2013, net cash used in investing activities included $924.4 million in originations of finance receivables which was partially offset by $248.2 million in collections on finance receivables. For the year ended December 31, 2012, net cash used in investing activities included $549.8 million in originations of finance receivables which was partially offset by $89.6 million in collections on finance receivables.

Financing Activities

Net cash provided by financing activities totaled $681.1 million, $598.0 million and $443.0 million for the years ended December 31, 2014, 2013 and 2012, respectively. Cash flows from financing activities reflect the net amounts borrowed under our warehouse credit facilities and term debt to fund our origination of finance receivables. Cash flows from financing activities also include changes in restricted cash and preferred units issued and repurchased. For the year ended December 31, 2014, net cash provided by financing activities included $123.9 million in net advances on our warehouse credit facilities, $1.1 billion in proceeds from the issuance of term debt, $487.2 million in repayments of term debt, a $52.5 million increase in restricted cash and $10.4 million in net redemptions of preferred units. For the year ended December 31, 2013, net cash provided by financing activities included $98.2 million in net repayments on our warehouse credit facilities, $975.4 million in proceeds from the issuance of term debt, $282.8 million in repayments of term debt, a $41.6 million increase in restricted cash and $55.7 million in proceeds from the issuance of preferred units. For the year ended December 31, 2012, net cash provided by financing activities included $155.2 million in net advances on our warehouse credit facilities, $265.8 million in proceeds from the issuance of term debt, $34.8 million in repayments of term debt, a $18.2 million increase in restricted cash and $78.6 million in net proceeds from the issuance of preferred units.

We believe that our existing cash, cash equivalents and investment securities balances, our cash flow generating capabilities, our borrowing capacity and access to capital resources are sufficient to satisfy our future operating cash needs, capital asset purchases, outstanding commitments and other liquidity needs for our existing operations and potential future obligations.

Contractual Obligations, Commitments and Contingencies

In the normal course of business, we enter into various contractual obligations that require future cash payments. Our future cash payments associated with our contractual obligations as of December 31, 2014 are summarized below:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of dollars)
Operating lease obligations	$1,776	$3,337	$3,157	$3,968	$12,238
Warehouse credit facilities	78,453	179,479	–	–	257,932
Secured financings	–	53,739	148,414	1,359,037	1,561,190
Contractual interest payable(1)	46,501	76,940	70,489	42,593	236,523
Total	$126,730	$313,495	$222,060	$1,405,598	$2,067,883
___________
(1) Future interest payments reflect the applicable fixed interest rate or variable rate for floating rate debt in effect at December 31, 2014.

Subsequent to December 31, 2014, we have completed the following transactions:

•
On January 9, 2015, we entered into the Second Residual Credit Agreement with a multinational bank whereby we borrowed $50.0 million in a financing transaction collateralized by the residual cash flows from the CFCAT 2013-1, CFCAT 2013-2, CFCAT 2014-1 and CFCAT 2014-2 securitizations with a maturity date of June 19, 2017.

•
On February 26, 2015, we completed a Rule 144A securitization transaction in which the CFCAT 2015-1 issued fixed-rate automotive receivables-backed notes with an initial principal balance of approximately $265.9 million at a 2.10% weighted average coupon. The notes have a final contractual maturity of January 18, 2022 and have a three month prefunding period. We received net proceeds of $10.4 million from the transaction.

•
On March 12, 2015, we completed a Rule 144A securitization transaction in which the FCAT 2015-1 issued fixed-rate automotive receivables-backed notes with an initial principal balance of approximately $280.7 million at a 2.19% weighted average coupon. The notes have a final contractual maturity of July 15, 2022 and have a three month prefunding period. We received net proceeds of $21.9 million from the transaction.

Off Balance Sheet Obligations

We do not engage in any off-balance sheet financing arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss that may affect our financial position due to adverse change in financial market prices and rates. In the course of our normal operations, we are exposed to market risks, including interest rate risk, liquidity risk and credit risk.

Interest Rate Risk

Net interest income is the difference between the interest earned on our finance receivables and the rate paid on our interest bearing liabilities. Net interest income is affected by changes in the level of interest rates, as well as the amounts of assets and liabilities.

Currently, all of our finance receivables are fixed-rate finance receivables funded through both fixed-rate and floating-rate liabilities. To manage interest rate risk on our floating-rate liabilities, we generally pursue a funding strategy pursuant to which we seek to refinance our warehouse credit facility floating-rate liabilities by entering into fixed-rate securitizations. To the extent that our future capital structure continues to include floating-rate liabilities (normally with the London Interbank Offered Rate (“LIBOR”) as benchmark), our net income could be adversely affected if we are unable to effectively manage interest rate risk.

We assess our interest rate risk by estimating the effect on our net income of various scenarios that differ based on assumptions about the direction and the magnitude of interest rate changes. For purposes of presenting the possible earnings effect of a hypothetical, adverse change in interest rates over the twelve-month period from December 31, 2014, we assume that all interest rate sensitive liabilities will be impacted by a hypothetical, immediate 100 basis point increase in interest rates at the beginning of the period. Interest rate sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next twelve-month period. Thus, liabilities that vary with changes in a market-based index, such as the federal funds rate or LIBOR, which will reset before the end of the twelve-month period. The sensitivity is based upon the hypothetical assumption that all relevant types of interest rates that affect our results would increase instantaneously, simultaneously and to the same degree. Assuming an immediate 100 basis point increase in the interest rates affecting all interest rate-sensitive liabilities at December 31, 2014, we estimate that net interest income over the following twelve-month period would decrease by approximately $2.6 million.

Changes in interest rates could materially adversely affect our funding costs and ability to successfully complete securitizations, which could in turn affect liquidity. Competitive factors, state limits and future regulatory reform may limit or restrict our ability to raise interest rates on our finance receivables. If interest rates were to rise materially over a sustained period of time, and we are unable to sufficiently raise interest rates on our finance receivables, our net interest income could be adversely impacted, which could have a material adverse effect on our net income.

We do not enter into interest rate-sensitive financial instruments for trading or speculative purposes.

Readers should exercise care in drawing conclusions based on the above analysis. There are inherent limitations in any methodology used to estimate the exposure to changes in market interest rates. The sensitivity analysis provided above contemplates only certain movements in interest rates at a particular point in time based on the existing balance sheet. It does not attempt to estimate the effect of a more significant interest rate increase over a sustained period of time. It also assumes an immediate change in interest rates, without regard to the impact of certain business decisions or initiatives that we would likely undertake to mitigate or eliminate some or all of the adverse effects of the modeled scenarios.

Liquidity Risks and Strategies

Adequate liquidity and sources of funding are essential to our business. Funding and liquidity risks arise from several factors, many of which we cannot control, such as disruptions in the financial markets, changes in key funding sources, credit spreads, changes in future credit ratings, changes in regulatory requirements and political and economic conditions.

We expect that if we were to pursue a corporate credit rating in the future, our future corporate credit ratings would be non-investment grade, which could have a significant impact on our cost of, and access to, capital. This, in turn, could negatively affect our ability to manage our liquidity and our ability and cost to finance our indebtedness.

There are numerous risks to our financial results and to our liquidity, capital raising and debt refinancing plans. These risks include, but are not limited to, our inability to grow our finance receivables portfolio with adequate profitability; the effect of federal, state and local laws, regulations, or regulatory policies and practices; potential liability relating to securitized finance receivables; and the potential for disruptions in bond and equity markets.

The principal factors that could impact our liquidity are customer delinquencies and defaults, and prolonged inability to adequately access capital market funding. We intend to support our liquidity position by:

(1)      managing and maintaining disciplined underwriting standards and pricing for the finance receivables we originate and

(2)      pursuing additional debt financings (including new securitizations).

However, it is possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of our significant judgments or estimates could prove to be materially incorrect.

Credit Risk

The risk inherent in our finance receivables portfolio is driven by credit quality and is affected by borrower-specific and macroeconomic factors such as changes in unemployment rates. We manage this risk through our underwriting and credit approval guidelines, servicing policies and practices, as well as third-party and proprietary credit tools used to underwrite retail installment contracts and loans.

Our underwriting process utilizes both third-party and proprietary credit tools to evaluate an applicant’s credit standing, repayment ability and the value and adequacy of collateral, if any. We calculate and assign each applicant a credit score that is used to generate an applicant’s credit tier. Once the credit tier is generated, we determine the applicant’s ability to repay a retail installment contract or loan based on the adequacy of their residual income under our underwriting standards, including the payment on the proposed retail installment contract or loan.

Origination and underwriting processes are systemically and centrally controlled with key inputs from the underwriters, with such underwriters subject to post-closing quality reviews. The underwriting process requires that each applicant provide full documentation and verification of information provided in the funding application.

During periods of increasing consumer risk, or diminishing collateral values, we are able to assess the expected performance of new applications and tighten our underwriting standards or increase our overall pricing to offset any potential impact. As our credit underwriting process is designed to return risk-based pricing offers to the borrower, our approval terms compete in the market at loss rates acceptable for meeting our required returns. See additional discussion of our approach to credit risk in “Business.”

Critical Accounting Policies and Estimates

The preparation of the combined consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates. The accounting policies that we believe are the most critical to understanding and evaluating our reported financial results include the following.

Finance Receivables

Finance receivables are classified as held for investment and carried at amortized cost, net of an allowance for credit losses, as we have both the ability and intent to hold these receivables until maturity. Most of our finance receivables have been pledged as collateral under its warehouse credit facilities and securitized borrowing arrangements. Purchase premiums, discounts and origination costs are deferred and amortized as adjustments to financing income over the estimated life of the related receivables.

Certain of our finance receivables portfolios were purchased from third-parties at either a discount or a premium, the aggregate purchase price of which represents the fair value of the portfolio purchased. For those portfolios purchased at a discount, the discount primarily represents a credit discount necessary such that the portfolio will have a market rate of return after contemplating the credit losses on the acquired loans. Losses incurred on the loans are recorded against the credit discount. Losses anticipated incremental to the credit discount are recorded against the allowance. A portion of the discount for purchased portfolios represents anticipated credit losses on the acquired finance receivables.

Interest is accrued when earned in accordance with the contractual terms of the finance receivables. The accrual of interest is discontinued once a finance receivable becomes more than 60 days past due. These loans are designated as nonaccrual loans. We generally recognize interest income on nonaccrual loans on a cash basis when received. Interest accruals are resumed when the receivable becomes 60 days or less past due and when, in the judgment of management, the receivable is estimated to be fully collectible as to principal and interest.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level considered adequate to cover probable losses in the portfolio of finance receivables held for investment that have been incurred as of the financial statement date. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance at the required level. Probable losses are estimated based on various factors including expected defaults and rates of severity taking into account the specific credit characteristics of the portfolio. Additionally, the loss estimates are impacted by our estimate of the value of the underlying collateral, trends in projected used car values and macroeconomic trends, including unemployment rates and energy prices.

Finance receivables are charged off against the allowance for credit losses in the month in which the account becomes 120 days contractually past due if the related vehicle has not been repossessed. Accounts in repossession are charged off when the vehicle is legally available for disposition. For repossessed vehicles, a charge-off is recorded representing the difference between estimated net sales proceeds and the amount of the delinquent receivable. Accrued interest on charged-off finance receivables is written off against financing income. Recoveries on finance receivables previously charged off are credited to the allowance for credit losses.

For portfolio acquisitions, the discount between the portfolio principal balance and the initial purchase price primarily represents a credit discount necessary such that the portfolio will have a market rate of return, contemplating the credit discount. Actual credit losses incurred on the portfolio are recorded against the discount. We will establish an allowance for credit losses to the extent that management’s estimate of losses inherent in an individual purchased portfolio at the balance sheet date exceeds the remaining unaccreted discount.

Large groups of smaller balance homogeneous loans, such as our finance receivables portfolio, are collectively evaluated for impairment. We consider a loan to be impaired when, based on current information and events, it is probable that the we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that have been modified such that a concession has been granted to a borrower experiencing financial difficulty are generally considered troubled debt restructurings and classified as impaired.

BUSINESS

Our Company

Flagship is an independent, growth-oriented automotive financing and servicing company. We provide financing to borrowers that do not typically have access to prime credit lending terms for the purchase of affordable, late-model vehicles and the refinancing of existing automotive financings. We have a full-service platform for the origination, underwriting and servicing of automotive finance receivables with robust enterprise-wide risk management and compliance systems and processes. The majority of our finance receivables are retail installment contracts originated through our growing base of dealer customers in our Indirect channel. We also originate automotive loans directly to borrowers through CarFinance.com, our Direct channel. Our strategy is to consistently grow our finance receivables while prudently managing our portfolio risk.

In 2014, we originated $1.3 billion in finance receivables to more than 64,600 accounts. These originations represented a 40% increase from 2013. 64% of our total originations in 2014 were used by borrowers to finance the purchase of used vehicles, 12% were used to refinance existing automotive financings of used vehicles, and 24% were used to finance the purchase of new vehicles. As of December 31, 2014, we managed approximately $1.9 billion of gross finance receivables, of which 99.3% are originated finance receivables, with a weighted average FICO® score of 597, based on FICO® scores at origination. In 2014, we achieved a 13.5% yield on earning assets, earned net interest income of $163.0 million and net income of $22.6 million. As of December 31, 2014, we had 595 employees across our Chadds Ford, Pennsylvania, Irving, Texas, Irvine, California, Phoenix, Arizona and Indianapolis, Indiana offices.

Our Industry

The automotive lending market is among the largest consumer finance markets in the U.S. and continues to grow as more consumers choose to finance the purchase of new and used vehicles. Total outstanding automotive loan balances were approximately $886 billion according to Experian as of December 31, 2014. In the fourth quarter of 2014, approximately 84% of new and 55% of used vehicle purchases (including leased vehicles) were financed, compared to 81% and 51% in the fourth quarter of 2010. In the fourth quarter of 2014, approximately 63% of all vehicles financed in the U.S. were used vehicles. Borrowers typically considered to be below prime by credit evaluation services purchase a greater portion of used vehicles relative to borrowers considered to be prime. According to Experian, as of December 31, 2014, the percentage of borrowers that were considered to be below prime was 39% of the total automotive loans outstanding.

The U.S. light vehicle sales market is large and has experienced significant recent growth supported by an improving U.S. economy as well as the vehicle replacement cycle. In December 2014, U.S. light vehicle sales reached a SAAR of 16.8 million units, having increased at a 7.9% CAGR since December 2010, according to the U.S. Bureau of Economic Analysis. Moreover, according to the Federal Reserve Board and Federal Open Market Committee economic projections, as of March 18, 2015, the U.S. economy is expected to grow at an annual rate of 2.5% in 2015 and 2016. In addition to an attractive macroeconomic environment, the aging of vehicles in the U.S. is further driving light vehicle sales growth. According to the Bureau of Transportation Statistics, the average U.S. vehicle age has increased 36% since 1995 to 11.4 years old as of January 1, 2014, setting the stage for an upcoming replacement cycle as consumers make vehicle purchases that were deferred during the recent recession.

The U.S. automotive lending market is fragmented, especially for lenders to below prime borrowers. Based on Experian Automotive data, no single lender had greater than a 6% share of the below prime automotive lending market as measured by unit count during the fourth quarter of 2014. Similarly, among used vehicle lenders that provide financing to borrowers with a VantageScore® of 501 to 660, the five largest market participants had a collective market share (based on the number of vehicles financed) of only 24% in the fourth quarter of 2014. VantageScore® is a credit score developed by the three major credit bureaus with a range of 300-850.

Automotive finance receivables are originated through two distinct channels, indirect and direct. For indirect originations, dealers extend credit to purchasers through the execution of a retail installment contract by deferring payment of the total purchase price as part of the process of selling a vehicle. Thereafter, dealers assign these retail installment contracts to automotive financing providers and receive the proceeds of these sales, net of all fees and discounts. In contrast, for direct originations, automotive financing providers originate loans directly to borrowers that meet specific underwriting criteria.

In the U.S., according to CNW, there are approximately 15,500 franchised and 35,000 independent dealers. Franchised dealers are affiliated with an original equipment manufacturer while independent dealers have no manufacturer relationship.

Our Typical Borrower

Our typical borrower does not have access to credit on prime lending terms, but has stable income, limited indebtedness and a FICO® score that is between 525 and 675. Our borrowers often have a blemished credit history but are able to demonstrate an ability to satisfy their obligations under a retail installment contract or loan that is consistent with our established underwriting guidelines. We refer to our typical borrowers as non-prime, although some third-party credit evaluation services refer to our typical borrowers as a mix of non-prime and sub-prime. We believe our underwriting approach enables us to offer financing on terms that are fair and affordable to our borrowers relative to alternatives in the market and are attractive to our dealer customers.

The following is a summary of the credit risk profile of our borrowers by FICO® distribution, determined at origination, as of December 31, 2014:

	As of December 31, 2014
	Gross Finance Receivables Outstanding	% of Total Gross Finance Receivables Outstanding
FICO® Band	(in thousands of dollars)
No FICO® Score	$60,797	3.2%
<525	39,094	2.1%
525-574	471,028	24.9%
575-624	888,106	47.0%
625-674	373,274	19.8%
>674	56,659	3.0%

Our Business Channels

Our Indirect Channel

Our Indirect channel currently uses the Flagship and CarFinance brands. We have well-established relationships with our nationwide dealer customer base from whom we originate retail installment contracts that meet our underwriting criteria. When selecting dealer customers, we focus on manufacturer-franchised dealers that sell new and used vehicles and independent dealers that meet our standards. We use the term “active dealers” to refer to dealer customers who have completed our dealer enrollment process and are capable of submitting applications. We use the term “funding dealers” to refer to dealer customers who have funded a retail installment contract with us in the past 12 months. As of December 31, 2014, our dealer customer base consisted of more than 7,400 active dealer customers in 43 states of which approximately 5,400 are funding dealer relationships. We are continuing to grow our nationwide dealer customer base through our dealer roll-out strategy and increasing our penetration rate with our existing dealer customers.

The following map illustrates the number of our dealer customers by state as of December 31, 2014:

We are positioned with our dealer customers as one of the few independent lenders able to tailor financing terms to meet a borrower’s specific ability to pay, helping dealer customers complete certain sales transactions. We offer a relationship-based model for working with dealer customers where our area sales managers, credit analysts and funding analysts work together to service each dealer. We believe this team approach helps build relationships with our dealer customers and enables us to be more flexible in offering financing suitable to our borrowers and dealer customers.

For the year ended December 31, 2014, we originated approximately $1.1 billion of retail installment contracts from our dealer customers, 83% of which were originated from manufacturer-franchised dealer customers and approximately 17% of which were originated from our qualified independent dealer customers. Additionally, we established more than 2,000 new dealer customer relationships. As of December 31, 2014, the weighted average APR on our Indirect finance receivables portfolio was 15.6% on a gross outstanding balance of $1.6 billion.

Our Direct Channel

Our Direct channel, CarFinance.com, offers automotive loans directly to non-prime borrowers that meet our underwriting criteria to refinance existing automotive financings and to finance the purchase of new or used vehicles. We source applications both organically, which includes our web portal, direct mail campaigns and paid web search placements, and through third-parties, such as lead generation providers and “pass through” relationships with other financial institutions.

While to date CarFinance.com originations have predominantly been used by borrowers to refinance existing automotive financings, we believe CarFinance.com is an attractive long-term growth opportunity for us to capitalize on changing consumer behavior in the automotive market. We believe there is an emerging group of consumers who prefer to use the internet, including via mobile devices, to research and arrange for vehicle purchases prior to visiting a dealer. As consumers continue to use the internet, including via mobile devices, to complete more aspects of the vehicle purchasing process, we believe CarFinance.com will increasingly be viewed as a value-added lead generation service for our dealer customers.

In 2014, we originated approximately $194 million of automotive loans through our Direct channel, of which 79% were used to refinance existing automotive loans and 21% of which were used to purchase new and used vehicles. As of December 31, 2014, our weighted average APR on our Direct finance receivables portfolio was 12.9% on a gross outstanding balance of $264 million.

Our Affinity Program

Within our Indirect and Direct channels, we can generate origination volume through affinity programs. Affinity programs enable us to gain access to incremental borrowers through their affiliation with certain professions, employers and organizations. For example, in January 2012, we began funding a limited number of retail installment contracts sourced through the Military Installment Lending and Education Service program (“MILES”), a third-party affinity network focused on providing non-prime active duty military personnel with information and education about automotive financing, owned by Dealers’ Financial Services, LLC (“DFS”). In July 2013, we and DFS entered into an agreement that we believe positions us as the primary lender for all active duty military retail installment contracts sourced through MILES. The retail installment contracts marketed through MILES, or military borrower retail installment contracts, are originated to active duty military personnel by participating dealers that enter into dealer agreements with us. Our underwriting guidelines for military borrower retail installment contracts differ in some respects from our underwriting guidelines applicable to our other finance receivables. We may fund military borrower retail installment contracts sourced through MILES with a payment-to-income ratio that is higher than permitted by our underwriting guidelines for our other finance receivables. Although our scorecards are not applied to these retail installment contracts, such retail installment contracts are originated subject to program guidelines provided by us and in a manner that we believe is consistent with our credit philosophy. Based upon the historical performance data on the military borrower retail installment contracts available to us, we believe that the loss rates on military borrower retail installment contracts are generally consistent with loss rates on our other retail installment contacts. We continue to seek similar affinity relationships that provide access to borrowers that meet our underwriting criteria.

Our History

Our management team has significant experience in the non-prime automotive financing sector over multiple economic cycles. The Flagship brand was initially created in 1998 when our Chief Executive Officer and President, Michael Ritter, merged Franklin Acceptance Corporation and ProCredit, Inc. Under Mr. Ritter’s leadership, the finance receivables portfolio grew to $841 million prior to the sale of the company to Wells Fargo Financial, Inc. in 2000 to form its national indirect vehicle lending operations. The origins of our current business date back to 2005 when the Former FCC was founded by Michael Ritter. In August 2010, the ABV Funds formed FCA and acquired the assets of Former FCC. Our management team transitioned to FCA and continued to operate the business.

Similarly, CFC was founded and led by a team of automotive financing industry veterans that successfully managed automotive financing companies over multiple economic cycles. Members of the management team led Triad Financial Corporation, helping it grow to more than $4 billion of finance receivables. Members of the management team also founded RoadLoans.com, one of the earliest web-based, direct lending origination platforms. In 2011, the ABV Funds made an equity investment in CFC.

On January 1, 2015, we completed the merger of the parent entities of FCA and CFC within a single corporate entity, which is our ongoing company.

Our Principal Investors

Certain investment funds constituting part of the Perella Weinberg Partners Asset Based Value Strategy (the “ABV Funds”) are our indirect principal investors. The ABV Funds are managed by Perella Weinberg Partners

Capital Management LP, an affiliate of Perella Weinberg Partners Group LP (together with its affiliates and designees, including the ABV Funds, “PWP”).

PWP was established in 2006 and is a leading independent, privately owned financial services firm that provides advisory and asset management services to a broad, global client base through a team of talented and experienced professionals. With more than 450 employees, PWP maintains a global presence with offices in New York, London, Abu Dhabi, Denver, Dubai, and San Francisco. PWP is a leading global institutional asset manager that, together with its affiliates, maintains approximately $11.0 billion (as of December 31, 2014) in capital commitments and managed assets. PWP participates on behalf of its investors in most major asset classes on a global basis, including equities, fixed income, asset based securities, distressed securities, private investments, and real estate. The ABV Funds are a leading alternative asset management strategy with the objective to achieve strong risk-adjusted returns with low volatility and low correlation to equity and fixed income capital markets. The ABV Funds pursue investments with limited downside, current cash yield and equity-like upside optionality. As of December 31, 2014, the Perella Weinberg Partners Asset Based Value Strategy manages over $2.1 billion in equity capital across multiple investment vehicles.

Our Competitive Strengths

Well positioned in an attractive, high growth market.

We provide automotive financing to borrowers that do not typically have access to prime credit lending terms for the purchase of affordable, late-model vehicles and the refinancing of existing automotive financings. Our typical borrowers, which we refer to as non-prime, represent a large market segment served by a fragmented group of lenders. Since the recession of 2008-2009, many of our competitors have exited our chosen market creating a significant opportunity for lenders with expertise and scale in this market segment. Through our nationwide network of more than 7,400 active dealer customers in our Indirect channel, we are one of the few scaled automotive financing providers focused on the non-prime market. Additionally, our Direct channel further differentiates us from our competitors and positions us to benefit from changing consumer behavior in the automotive purchase and financing process.

Full-service, scalable automotive financing platform.

We have developed a full-service automotive financing platform with origination, underwriting, risk management and servicing capabilities to support our growth strategy. We employ centralized underwriting and servicing to ensure we continue our disciplined, consistent approach to underwriting, risk management, servicing and compliance. In addition, we have made significant investments in staffing, processes and state-of-the-art systems.

Flexible business model tailored to the needs of our dealer customers and borrowers.

We believe we provide a differentiated, flexible approach to origination and underwriting that benefits our dealer customers and borrowers while providing attractive risk-adjusted financial returns. Our relationship-based model for working with dealer customers helps us understand each dealer customer’s individual needs allowing us to offer a competitive automotive financing product with superior customer service. While our larger competitors, primarily banks, tend to compete on cost of funds and speed of execution, we focus on better understanding the specific credit profile and particular financial circumstances of our borrowers. This allows us to offer borrowers market-competitive automotive financing options if they choose to accept our terms. Further, our flexible approach to both dealer customers and borrowers enables us to rapidly adapt to changing market conditions due to actions by our competitors or changing macroeconomic factors.

In our Direct channel, CarFinance.com, we similarly provide flexibility for our borrowers. CarFinance.com simplifies the automotive financing process by enabling borrowers to source refinancing for existing borrowings and financing for the purchase of new and used vehicles over the internet, including via a mobile device. In the context of a purchase transaction, CarFinance.com allows borrowers to receive pre-qualified automotive financing and approach a dealer as if they were a cash buyer, thereby freeing our borrowers to focus only on the vehicle purchase transaction.

Experienced management team.

Our senior management team is comprised of professionals with deep experience in automotive financing, commercial banking, accounting, and the financial industry. Led by our Chief Executive Officer and President, Michael Ritter, who has over 37 years of experience in the financial services industry, our management team has a proven track record of building and leading successful multi-billion dollar non-prime automotive and specialty finance businesses. Our management team has successfully managed credit risk and efficiently serviced retail installment contracts and loans through multiple economic cycles. Over our management’s collective professional history, they have identified attractive geographic markets for expansion, recruited top sales talent to service dealers, executed multiple national dealer roll-out strategies and built a national direct to consumer lending platform.

Access to robust financing markets to fund growth.

We rely primarily on secured warehouse facilities, the ABS market and residual interest credit facilities to fund our originations. Currently we have five multinational banks in our warehouse facilities and one multinational bank providing residual financing. We have successfully executed 9 ABS transactions from 2012 to 2014, raising approximately $2.2 billion in total proceeds. Historically, the secured lending markets for automotive receivables have been deep and liquid, with accessibility throughout different economic cycles. For example, automotive ABS issuances continued during the economic crisis in 2008-2009, enabling lenders to support new originations. We believe our proprietary underwriting and the forecasting abilities of our credit loss projection models have given us credibility with lenders, offering us access to funding through the economic cycle. In fact, all of our ABS issuances to-date have cumulative loss ratio performance in line with or better than expectations published at the time of the transaction from hired nationally recognized statistical ratings organizations. Further, we believe that as our business continues to build scale, we will have advantaged access to funding at lower cost and with deeper availability relative to many competitors.

Comprehensive risk management and compliance systems and processes.

We have comprehensive underwriting, servicing, risk management and compliance systems and processes. We developed our underwriting criteria based on an extensive, proprietary database of historical data and expansive third-party inputs. We continuously review our underwriting criteria based on data analytics and third-party data sources to respond to changing market conditions. Our rigorous approach to credit underwriting is evidenced by our consistent risk-adjusted returns on our finance receivables. Our senior management team has significant experience in managing enterprise-wide risk and compliance in the automotive financing market and has built a team of experienced professionals to design, implement and continuously improve our systems and processes. We also utilize industry-leading regulatory consulting and advisory firms to assess and review internal practices and controls. As we execute our growth strategy, we will continue to adapt to evolving legal, compliance and regulatory requirements.

Our Business and Growth Strategy

Continue national dealer roll-out.

Throughout our operating history, we have demonstrated an ability to grow our base of dealer customers, including having added more than 2,000 active dealer customers in 2014. Our base of dealer customers as of December 31, 2014 included more than 7,400 active dealer customers. In the U.S., according to CNW, there are approximately 15,500 franchised and 35,000 independent dealers, which offer us significant capacity for growth. We plan to build on our success by continuing our national roll-out strategy by expanding into new markets through our team of area sales managers. We have a methodical and targeted growth plan that carefully seeks to integrate each new sales territory with our team of trained credit analysts and funding analysts, as well as our supporting infrastructure. We believe that our systems, staffing and platform capabilities are sufficient to support our growth objectives.

Increase dealer penetration.

We continually work to further develop our relationships within our existing dealer base of more than 7,400 active dealer customers. As our area sales managers, credit analysts and funding analysts build stronger working relationships with our dealer customers, we expect that they will better understand the dealer customer’s individual needs. We believe this will drive our penetration rates with dealer customers, helping to further drive our growth.

Our area sales managers are incentivized to increase their dealer penetration rate on a monthly basis. As our dealer penetration rates increase, we believe we have the potential to realize significant cost and operating synergies in our origination and marketing functions, helping to drive our profitability.

Expand our CarFinance.com platform.

Our Direct channel, CarFinance.com, accounted for 15% of our total originations in 2014. We believe we can continue to grow our direct originations through third-party application sources such as lead generation providers and pass-through applications from other financial institutions. However, we believe the larger, and more strategic, potential growth opportunity for our Direct channel is to increase traffic to CarFinance.com, our organic web portal. CarFinance.com positions us to benefit from changing consumer behavior in the automotive market. We believe there is an emerging group of consumers who prefer to use the internet, including via mobile devices, to research and arrange for vehicle purchases. According to AutoTrader.com, 76% of all automobile purchasers used the internet to shop for new and used vehicles in 2015, up from 75% in 2013 and 71% in 2011. According to a 2014 National Independent Automobile Dealers Association report, 32% of consumers use multiple internet enabled and mobile devices to shop for a vehicle, which is expected to grow to 52% by 2018. Our significant investment in CarFinance.com since its inception in 2011 will help us capitalize on this changing consumer purchase behavior and the evolution of the vehicle buying experience. In this environment, we believe CarFinance.com will increasingly be viewed as a value-added lead generation service by our dealer customers, thereby expanding our relationship with our dealer customers beyond traditional financing and offering us the potential for further growth.

Increase our affinity relationships.

In our Indirect channel, we have had success working with DFS and its MILES program to gain access to an incremental group of non-prime borrowers that meet our underwriting criteria. We continue to seek new relationships with other affinity programs as they offer efficient lead channels outside of our traditional Indirect and Direct channels.

Our Business Operations

Indirect Sales Strategy

Led by our senior vice president of sales, our sales team is segmented into three major U.S. markets, each overseen by a vice president, with three sales regions within each market. A regional sales manager oversees 8-10 area sales managers within each sales region. We originate retail installment contracts in our Indirect channel through the area sales managers who solicit our dealer customers to submit qualification applications to us. Each of our area sales managers is assigned to a territory, typically centered around a large metropolitan market or covering a rural area where a significant number of used vehicles are sold. Area sales managers are responsible for sourcing new dealer customer relationships as well as day-to-day coverage of our active dealer customers.

For an automotive dealer to become a customer, the area sales manager assigned to the dealer’s territory must first complete a compatibility review. During this period, the area sales manager typically reviews such factors as the dealer’s demographics, inventory opportunity, sales process and market penetration. Once a dealer passes the compatibility review, the area sales manager will work with the dealer to complete a dealer enrollment application package.

We have two separate enrollment application packages, one for manufacturer-franchised dealers and another for independent dealers. Every dealer is required to complete the franchised enrollment application package which consists of a dealer profile, an executed dealer agreement, an Automated Clearing House (“ACH”) form for automated funding, a copy of a valid dealer license and a copy of a valid business license. For independent dealers, we also require financial information from the dealer, a review of vehicle inventory to determine appropriate fit with our desired customer base and evidence of stability and reputation within the market. Enrollment application packages for independent dealers must be approved by senior staff.

Once a dealer customer is approved, the dealer customer is assigned a primary credit analyst and a primary funding analyst who support the dealer customer’s area sales manager. We refer to this coverage team for each dealer customer as the “Service Triangle.” The Service Triangle helps us to build stronger relationships with our dealer customers. Through the Service Triangle approach, active dealers customers are supported through development efforts to drive overall market penetration and per-store application volume. These efforts include marketing incentives and promotions, program training and brand awareness building.

Underwriting Approach

When evaluating an application, we rely on a highly disciplined credit and underwriting approach that employs a hybrid of advanced analytics, proprietary scorecards, workflow systems and review by trained and experienced credit analysts. Our loan origination systems (“LOS”) receive retail installment contract applications through industry standard online submission portals, including DealerTrack and RouteOne, which interface with our systems to process applications and display relevant credit information for review by a credit analyst.

Applications sourced through our Indirect and Direct channels that meet our minimum underwriting criteria are scored using one of our proprietary statistical scorecards and reviewed by a credit analyst. Our proprietary scorecards were internally developed by our risk management department with the support of third-party modeling and data providers. Using historical account data from 2006 through the present, we have developed and continually refine our credit scorecards to allow for sophisticated risk-based pricing. Our scorecards augment commonly applied credit factors, such as FICO® scores, with additional credit characteristics. (including time in file, number of trades, number of inquiries and recent collections) and the specifics of each finance receivable structure (including term, loan to value, down payment and monthly payment), which are incorporated and weighted based on proprietary analysis of our historical performance data. Our Flagship brand is currently using its fifth generation scorecard, while our CarFinance brand is using its first generation scorecard. Prior to 2015, our CarFinance brand relied upon a FICO® score-based underwriting approach.

Our credit analysts undergo specific training on the LOS, detailed regulatory training and a comprehensive series of compliance training modules before they are permitted to review retail installment contracts and loan applications.

Once scored, each application is reviewed by a credit analyst. Our credit department is responsible for processing retail installment contract and loan applications, communicating approval or decline decisions to dealer customers and consumers, as applicable, and structuring the retail installment contract and loan offers. The credit analyst determines if the financing terms are consistent with our underwriting guidelines based on the applicant’s credit history, debt level, and capacity to repay borrowings as well as an analysis of the loan structure and collateral. We have a staffing model that assumes each credit analyst can support 40 to 60 credit applications per day, after excluding the system automatic-declines. Each credit analyst is assigned to a team along with an area sales manager and a funding analyst to consider a specific group of dealer customers. We believe this team approach improves relationships with our dealer customers. As new dealer customers are projected to be added, or dealer penetration is improved, additional credit analysts are hired and trained to support the anticipated volume increase. As of December 31, 2014, we had 84 credit analysts.

Funding

Following underwriting, all accepted approval offers undergo a verification process prior to funding. Our funding analysts review documentation received directly from borrowers and from dealer customers on behalf of borrowers to assess the accuracy and completeness of all information we require. Through our stringent funding verification process, we seek to verify, among other items, employment, income and insurance information and typically conduct a telephone interview. This process helps improve our credit performance and enhances our compliance program by helping to ensure that our borrowers understand the terms of their retail installment contract or loan.

In addition to validating that the documents are complete, our funding department also seeks to verify that retail installment contract and loan disclosures comply with federal and state requirements, terms and disclosures are complete and correct, all documentation is accurate and all documentation is signed by all required parties. Our funding department also compares the approved terms and deal structure parameters to the original credit approval to ensure the information provided and the retail installment contract or loan structure are consistent with the terms offered by the credit analyst.

Our funding department is then responsible for reviewing insurance, employment and income information and determining if the retail installment contract or loan meets approved terms and guidelines. The terms of the retail installment contract or loan, down payment, and collateral are typically confirmed through a pre-funding interview with the applicant. If the retail installment contract or loan structure or terms are materially different from the approved terms, the application is returned to the credit department for review. During this review, the new structure may result in different pricing or terms being offered, the system-generated credit tier may change or the application may be rejected if outside of the terms offered by the credit analyst. After the information is confirmed to be within guidelines, the retail installment contract or loan is approved for funding and a payment request is submitted. As of December 31, 2014, we had 55 funding analysts.

Servicing

Funded retail installment contracts and loans are uploaded nightly to our servicing platforms, allowing us to generate all required analytical and operational reporting for our portfolio on a daily basis. Account-level transactional data is directly integrated into the accounting system, as well as used for risk management reporting on the accounts. Our servicing system, licensed through third-party vendors, is the industry-standard Shaw system which is used by certain of the largest automotive financing providers. Our servicing activity (including collections) is managed centrally, with our primary servicing center in Irving, Texas, with additional centers in Phoenix, Arizona and Chadds Ford, Pennsylvania. As of December 31, 2014, we had 32 servicing agents and 201 collections agents. We also rely on an outsourcing relationship for a portion of our early stage collections activities. Borrowers may submit payments on their retail installment contracts or loans through a number of payment platforms, including mail, online ACH, Western Union Quick Collect, Money Gram Express, and debit card processing, all payable via online access or through the phone.

Our servicing agents are focused on maintaining customer service-driven contact with borrowers while minimizing potential losses. If a borrower does not pay his or her monthly payment amount on the contractual due date, his or her account will be routed to a queue for collections activity. The collection process may begin when an account becomes one day past due, and generally never later than 15 days past due. Collections agents are assigned to accounts in 30-day delinquent groups (early stage, mid stage, late stage and loss mitigation) and work with the borrowers to identify the reason for the delinquency, determine if the account holder desires to maintain the account and work to resolve the delinquency status.

In an effort to maximize total payments received, as well as aid the borrower in working through disruptions in cash flow, our servicing agents may allow a due date change and/or extension to the retail installment contract or loan. A due date may generally be changed by the borrower to a date that is up to a maximum of 29 days from the original due date and requires the account to be current at the time of the request. Our servicing agents may also extend retail installment contracts or loans on a limited basis. To be eligible for an extension, a borrower must generally have made at least six payments since the account was originated and must not have received an extension in the immediately preceding twelve months. Additionally, the extension must bring the account current. No borrower is permitted more than five extensions over the life of the retail installment contract or loan or extensions totaling more than eight months’ duration.

If a borrower is determined to be incapable or unwilling to make a contractual payment, the vehicle repossession process will be initiated. The decision to repossess is based on the borrower’s capacity to bring the account up to date, whether or not the asset is in jeopardy, and the borrower’s willingness to continue to maintain contact with our collections agents. Once an account is approved for repossession, the loss mitigation team is responsible for managing the repossession and vehicle liquidation process through third-parties. The act of repossessing the vehicle is assigned to national outsource partners who specialize in this activity. Vehicles that are recovered are then transported to a local auction and prepared for liquidation. Throughout the repossession process, state-required notifications are sent to the borrower. If appropriate, borrowers may also be contacted and may be offered settlements (depending on the realizable value of the vehicle) if they choose to redeem prior to liquidation. If the borrower forgoes the opportunity to redeem the vehicle, the vehicle is sold. Proceeds from the sale, net of auction fee and reconditioning and other costs, are then applied to the account. Our servicing agents also manage accounts that require additional specialized servicing or quality control and monitoring (including, for example, accounts subject to insurance losses, bankruptcies, and deficiency balances) in-house with the aid of outside vendors.

Risk Management

We have comprehensive risk management and compliance systems and processes with experienced leadership overseeing the core areas of enterprise-risk management, including credit risk, compliance and quality assurance.

Credit Risk

Our credit risk department is responsible for overseeing all portfolio risk, including developing pricing and internal economic models, maintaining our core reporting and analytical systems, modeling and developing our delinquency and credit loss forecasting, evaluating the performance of loans by credit tier to determine the effectiveness of our risk-based-pricing structures and conducting quantitative evaluations of departmental performance. Our credit risk department also develops our proprietary internal scorecards and directs the programming and configuration of our LOS. Additionally, we have a credit committee which reviews any proposed changes to our models or scorecards prior to implementation.

Compliance and Quality Assurance

Our compliance department is responsible for setting policy, reviewing processes, and measuring and evaluating adherence to regulatory requirements. Our compliance department seeks to ensure that all of our employees have adequate regulatory training and are compliant with all federal, state and local requirements. Oversight is administered through a comprehensive compliance management system, along with regularly scheduled meetings of our compliance committee. Our compliance committee is composed of the Chief Executive Officer, the Chief Operating Officer, the Chief Compliance Officer and the General Counsel. Our compliance department also reviews and approves of all internal policies and procedures, including manuals and training materials, and monitors documentation of all compliance related processes. Additionally, we use industry leading third-party compliance consulting firms to assess and review internal practices and controls.

Our quality assurance department is responsible for measuring and evaluating departmental adherence to our policies and procedures, as well as providing operational department heads with reporting on the performance and effectiveness of staff. We believe that comprehensive and consistent measurement of policy adherence is critical to maintaining a disciplined risk management culture. Through the use of quality assurance reviews, we believe we can more quickly identify any area of policy ambiguity, need for increased training, or system processes that lack sufficient controls. In particular, our quality assurance department reviews our credit and servicing departments on an ongoing basis to determine whether application decisions and funded loans comply with our policy and whether collections actions comply with applicable regulations. The results of this review process are shared with the heads of the credit and servicing departments and are used as both a monitoring and training tool for our employees.

Our compliance and quality assurance departments coordinate to perform a number of scheduled audits and review all departmental manuals, all customer correspondence templates (including but not limited to adverse action letters, collections letters and contract assignment notifications), develop training programs, conduct vendor reviews and monitor ongoing compliance with federal and state regulatory requirements, as well as internal policies.

Competition

The automotive financing industry is highly competitive. In our Indirect channel, we compete on the pricing we offer on retail installment contracts, as well as the customer service we provide to our dealer customers. Pricing for these contracts is highly competitive and subject to bids by competing financing providers. Although pricing, both to the consumer and the dealer customer, is critical to our selection, other non-pricing elements may also impact the dealer customer’s determination. These factors may include the speed of decision, the ability to work with the dealer customer to structure the contract terms to meet the needs of the borrower, and the ability to tailor the transaction to accommodate differences in dealer customer process and documentation. As such, dealer customer relationships are important in the automotive financing industry. We have developed strong dealer customer relationships across the U.S. through our nationwide sales force and extensive history in the automotive financing space, which allows us to provide our automotive dealer customers with a high level of service. In addition, our proprietary scorecards, trained analysts and industry experience enable us to price risk appropriately, which allows us to offer borrowers competitive terms while maintaining the quality of our receivables portfolio. As such, we believe that we are well positioned to compete effectively in our market place.

Our primary competitors in the indirect automotive financing space are:

•	national and regional banks;

•	credit unions;

•	independent financing providers; and

•	the affiliated financing companies of automotive manufacturers.

Although the used automotive financing market is fragmented, in both the new and used automotive markets there are a number of competitors that have substantial positions nationally or in the markets in which they operate. Some of our competitors have lower cost structures and lower cost funding compared to us. We believe we can compete effectively by continuing to expand and deepen our relationships with dealer customers while leveraging our high service levels and extensive industry knowledge and experience.

In our Direct channel, Carfinance.com, we compete on the pricing we offer and the consumer experience associated with securing financing online for purchasing a new or used vehicle or refinancing existing automotive financings. Unlike our Indirect channel, our Direct channel relies less (or, in many cases, not at all) on the actual dealer to facilitate the financing transaction. Through our proprietary web-based application, document management and delivery system, we have developed an integrated buying and refinancing experience that allows consumers to quickly and efficiently apply for credit and receive a decision. Although subject to much of the same competition as our Indirect channel, we believe we have favorable advantages within the direct lending space due to our overall customer experience, and our ability to assess and price non-prime risk, and to integrate the process with our nationwide dealer base.

Our primary competitors in the online direct automotive financing markets are:

•	national and regional banks;

•	credit unions;

•	independent financing providers; and

•	online aggregators.

As more consumers migrate to transacting online, the consumer experience and ability to provide a compelling offer will continue to differentiate us from the competition.

Regulation

The U.S. consumer lending industry is highly regulated under numerous federal and state laws. We are subject to examination, supervision and regulation by each state in which we are licensed and operate. We are also currently regulated by the CFPB and may be subject to examination and supervision by the CFPB in the future.

State Lending Regulation

Various state laws and regulations govern our consumer finance operations. In general, state statutes establish maximum loan amounts, terms, interest rates and fees that may be charged for lending. Specific allowable charges vary by state and by type of license maintained. In addition, state laws regulate the keeping of books and records, disclosures and other aspects of the operations of consumer finance companies including collection practices.

We are separately licensed under the laws of each state in which we operate. Licenses granted by the regulatory agencies in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. We are also examined regularly by state regulators. There is a clear trend of increased state regulation, as well as more detailed reporting requirements, more detailed examinations and increased coordination of examinations among the states. The Dodd-Frank Act empowers state attorneys general and state regulators to bring actions to remedy violations of certain federal consumer financial protection laws and regulations, and some states are beginning to exercise this authority.

The CFPB

The Dodd-Frank Act, which was enacted in 2010, and its implementing regulations have affected and are likely to continue to affect our operations in terms of increased oversight of financial services products by the CFPB and the imposition of restrictions on lending practices, including the terms of certain loans. The CFPB, which was created by the Dodd-Frank Act, has broad regulatory and enforcement authority over entities offering consumer financial services or products, including non-bank commercial companies in the business of extending credit and servicing consumer loans, such as us. The CFPB is authorized to write regulations under federal consumer financial protection laws, including those prohibiting unfair, deceptive or abusive acts or practices, and to examine certain financial institutions for compliance with such laws. The CFPB can remediate violations of consumer protection laws in a number of ways, including imposing civil money penalties and requiring institutions to provide customer restitution and to improve their compliance management systems.

Although we are not currently under the supervision of the CFPB, we may come under the CFPB’s supervisory and examination authority with respect to compliance with federal consumer financial protection laws as a result of the agency’s authority to supervise non-depository “larger participants” in certain markets for consumer financial services and products, including the automotive financing business. In September 2014, the CFPB issued a proposed rule to implement its supervision of certain larger nonbank automotive financing companies, which as defined in the proposal would include us. We expect a final rule to be issued in 2015.

The CFPB has focused on the area of automotive financing, particularly with respect to indirect financing arrangements and fair lending compliance. In March 2013, the CFPB issued a bulletin stating that indirect automotive lenders, such as us, may be liable for ECOA fair lending violations based on dealer-specific and portfolio-wide disparities, on a prohibited basis, that result from allowing dealers to mark up the consumer’s interest rate above the indirect automotive lender’s buy rate, which is the minimum interest rate at which the lender is willing to purchase the retail installment contract, allowing the dealers a share of the increased revenue. The CFPB recommended that indirect automotive lenders take steps to ensure compliance with ECOA, which may include imposing controls on dealer markup, monitoring and addressing the effects of dealer markup policies, and eliminating dealer discretion to mark up buy rates and compensating dealers using a different mechanism. In order to address the concerns raised in the bulletin, we have implemented a program to educate dealers and monitor dealer mark-up practices and are enhancing our fair lending compliance management system, including monitoring of buy rates and credit decisions.

The CFPB is also conducting supervisory audits of indirect automotive lenders for ECOA compliance and has taken public and non-public supervisory and enforcement actions where it has found violations. In December 2013, a large indirect lender entered into a settlement with the CFPB and the DOJ resolving allegations of “disparate impact” credit discrimination and agreed to pay damages and a monetary penalty and implement a detailed compliance plan. These actions by the CFPB could negatively impact the business of other lenders and dealers in the vehicle finance market, including increasing regulatory compliance requirements and associated costs.

The CFPB has also indicated a strong interest in debt collection and consumer credit reporting practices. In November 2013, the CFPB issued an advance notice of proposed rulemaking regarding debt collection, seeking input on, among other issues, whether it should issue rules to cover the conduct of creditors collecting in their own names on their own consumer loans and whether it should generally seek to harmonize any rules it develops for third-party collectors and first-party collectors. The CFPB has also increased scrutiny of the sale of certain ancillary products, such as debt protection products that cancel or suspend a borrower’s monthly payment or total indebtedness if certain life events occur. Regulators have questioned such products’ value and the tactics used by lenders to sell these bundled products.

In addition to its supervision and examination authority, the CFPB has enforcement authority. Under its enforcement authority, and irrespective of any direct supervisory authority, the CFPB is authorized to conduct investigations to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws and to initiate enforcement actions for such violations. Investigations may be conducted jointly with other regulators. The CFPB has the authority to obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), order other forms of remediation, and impose monetary penalties of up to $1 million per day. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented thereunder, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that we have violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on us or our business.

The CFPB has actively exercised its enforcement authority against financial institutions and consumer financial services providers, including by the imposition of significant monetary penalties, orders for restitution and orders requiring mandatory changes to compliance policies and procedures, enhanced oversight and control over affiliate and third-party vendor agreements and services, and mandatory review of business practices, policies and procedures by third-party auditors and consultants. If the CFPB were to conclude that our loan origination or servicing activities violate applicable laws or regulations, we could be subject to a formal or informal enforcement action. Formal enforcement actions are generally made public, which carries reputational risk. We have not been notified of any planned examinations or enforcement actions by the CFPB.

Other Federal Laws and Regulations

In addition to the Dodd-Frank Act and state and local laws and regulations, numerous other federal laws and regulations affect our lending operations. These laws and their implementing regulations include, among others, anti-money laundering requirements (Bank Secrecy Act and USA PATRIOT Act), ECOA, FDCPA, FCRA, privacy regulations (Gramm-Leach-Bliley Act and Right to Financial Privacy Act), EFTA, SCRA, TCPA, TILA, FIRREA and requirements relating to unfair, deceptive, or abusive acts or practices. For example:

Under ECOA and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status or age. We are also required to make certain disclosures regarding consumer rights and advise customers whose credit applications are not approved of the reasons for the rejection.

Under the FCRA, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency.

Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers’ nonpublic personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers’ nonpublic personal information with third-parties. This disclosure must be made to customers at the time the customer relationship is established and, in some cases, at least annually thereafter.

Under the SRCA, there are limits on interest rates chargeable to military personnel and civil judicial proceedings against them, and there may be limitations on our ability to collect on a loan originated with an obligor who is on active duty status and up to nine months thereafter.

Under the TCPA, we are prohibited from making unsolicited voice and text calls to cell phones through the use of an automatic telephone-dialing system unless the recipient has given prior consent. The TCPA also prohibits companies from initiating telephone solicitations to consumers on the national “Do-Not-Call” list and restricts the hours when such messages may be sent. Violations of the TCPA can result in statutory damages of $500 per violation (for example, for each individual text message). U.S. state laws impose additional regulations on telephone calls and text messages and many states also have their own “Do-Not-Call” lists.

Under the TILA and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the APR, finance charge, amount financed, total number and amount of payments and payment due dates to repay the indebtedness.

Under FIRREA, we may be subject to civil penalties from the DOJ for fraudulent conduct.

Legal Proceedings

In the ordinary course of conducting our business, we may become involved in various legal actions and other claims. Litigation is subject to many uncertainties, the outcome of individual litigated matters is not predictable with assurance, and it is reasonably possible that some of these matters may be decided unfavorably to the Company. It is the opinion of management that the ultimate liability, if any, with respect to our current litigation outstanding will not have a material adverse effect on our business, results of operation and financial condition.

Properties

Our corporate headquarters are located in Chadds Ford, Pennsylvania where we lease approximately 30,348 square feet of office and operations space pursuant to a lease agreement expiring on March 31, 2025. We also lease a 40,190 square foot facility in Irving, Texas, a 33,413 square foot facility in Irvine, California, a 16,517 square foot facility in Phoenix, Arizona and a 1,040 square foot facility in Indianapolis, Indiana, under leases that expire at various dates through 2019.

Employees

As of December 31, 2014, we had 595 employees. None of our employees are covered by a collective bargaining agreement.

As of December 31, 2014, 305 of our employees, including Messrs. Ritter, Sicinski, Bertoncini and Keiser, are co-employees of Insperity, a professional employer organization. Under the terms of our agreement with Insperity, Insperity is responsible for administering all payroll, including tax withholding, and providing health insurance, retirement and other benefits for these individuals. We reimburse Insperity for these costs, and pay Insperity an administrative fee for its services. We are responsible for, and control, all aspects of the hiring, retention, compensation, management and supervision of our personnel. See “Compensation Discussion and Analysis.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Michael C. Ritter	65	Chief Executive Officer, President and Director
Jeffrey Butcher	50	Interim Co-Principal Financial Officer
Kenneth J. Sicinski	51	Interim Co-Principal Financial Officer
David Bertoncini	46	Chief Risk and Strategy Officer
Dennis Morris	50	Chief Operating Officer and Director
Debra Glasser	56	General Counsel and Secretary
Christopher Keiser	47	Chief Compliance Officer and Regulatory Counsel
David Schiff	43	Director
Andrew Dym	55	Director

Michael C. Ritter has served as our Chief Executive Officer, President and Director since January 2015. Mr. Ritter previously served as Flagship Credit Acceptance LLC’s (“FCA”) Chief Executive Officer and President since commencing employment with FCA in August 2010. Prior to this, Mr. Ritter launched and served as the Chief Executive Officer and President of the former Flagship Credit Corporation (“Former FCC”). Prior to launching the Former FCC in 2005, Mr. Ritter was Executive Vice President, Chief Financial Officer, Chairman of the Investment Committee and Member of the Executive Committee of ITOCHU International Inc., the U.S. subsidiary of Tokyo-based ITOCHU Corporation. Mr. Ritter holds a B.S. degree in Accounting from the University of Delaware and is a Certified Public Accountant.

Jeffrey Butcher has served as our Interim Co-Principal Financial Officer since January 2015. Mr. Butcher previously served as CarFinance Capital LLC’s (“CFC”) Chief Financial Officer since commencing employment with CFC in March 2011. Prior to this, Mr. Butcher served as the Controller of Santander Consumer USA from February 2010 until April 2011. From 2008 until 2010, Mr. Butcher served as Chief Financial Officer, and from 2003 until 2008, as Controller of Triad Financial Corporation. Mr. Butcher holds a B.S. degree in Accounting from Miami University of Ohio and is a Certified Public Accountant.

Kenneth J. Sicinski has served as our Interim Co-Principal Financial Officer since January 2015. Mr. Sicinski previously served as FCA’s Chief Financial Officer since commencing employment with FCA in September 2010. Prior to this, Mr. Sicinski served as Chief Financial Officer of the Former FCC since joining in 2005. Mr. Sicinski has also served as Chief Financial Officer of Flagship Financial Services Corporation, a subsidiary of ITOCHU International Inc. Mr. Sicinski holds a B.S. degree in Accounting from Temple University and is a Certified Public Accountant.

David Bertoncini has served as our Chief Risk and Strategy Officer since January 2015. Mr. Bertoncini previously served as FCA’s Chief Strategy Officer since commencing employment with FCA in September 2010. Prior to this, Mr. Bertoncini served as Senior Vice President, Risk & Business Development of the Former FCC since joining in 2007. Mr. Bertoncini has also served as Chief Marketing Officer for a private student lending company and Partner and Chief Financial Officer for Bates White L.L.C., an economic consulting company. Mr. Bertoncini holds a B.S. degree in Economics from Santa Clara University and a M.S. in Economics from Duke University.

Dennis Morris has served as our Chief Operating Officer and Director since January 2015. Mr. Morris previously served as CFC’s Chief Operating Officer since commencing employment with CFC in March 2011. Prior to this, Mr. Morris served as the Executive Vice President of Production at Fireside Bank, managing loan originations from 2007 until 2009. Prior to that, Mr. Morris was Senior Vice President and Chief Credit Officer of Triad Financial Corporation from 2003 until 2007 and the Group Director of Household Auto Finance from 2000 until 2003. Mr. Morris holds a B.S. degree in Business Administration and Accounting from San Diego State University.

Debra Glasser has served as our General Counsel & Secretary since January 2015. Ms. Glasser previously served as CFC’s General Counsel since commencing employment with CFC in October 2011. Prior to this, Ms. Glasser served as Managing Counsel of Toyota Financial Services from 2005 until 2011. Ms. Glasser also served as General Counsel of Triad Financial Corporation from 1997 until 2005. Ms. Glasser holds a B.A. degree from University of California, Los Angeles and a J.D. from Loyola Law School.

Christopher Keiser has served as our Chief Compliance Officer and Regulatory Counsel since January 2015. Mr. Keiser previously served as FCA’s General Counsel and Compliance Director since commencing employment with FCA in June 2014. Prior to this, from 1997 to 2014, Mr. Keiser held various managing counsel positions at Wells Fargo & Company, managing attorneys and support staff in the bank’s core consumer lending operations. Mr. Keiser holds a B.A. degree from Hope College and a J.D. from the University of Detroit.

 David Schiff  has served as a Director of us and CFC since September 2010. Mr. Schiff is a Partner at Perella Weinberg Partners and Portfolio Manager of the Perella Weinberg Partners Asset Based Value Strategy since its inception in 2008. Prior to joining Perella Weinberg, Mr. Schiff was Chief Investment Officer at Broadworth Capital and a Managing Director at Amaranth Advisors. From 2003 to 2005, Mr. Schiff was a Director at Wachovia Securities, where he was responsible for developing various structured principal finance opportunities. Mr. Schiff began his career at JP Morgan, where he spent eight years in various senior management positions in its ABS and securitization groups. Mr. Schiff holds a B.S. degree with distinction in Economics from Cornell University.

Andrew Dym has served as a Director of our and our predecessor companies since September 2010. Mr. Dym is a Partner of Perella Weinberg Partners and since 2008 has been a member of the Perella Weinberg Partners Asset Based Value Strategy Investment Team. Prior to joining Perella Weinberg Partners, Mr. Dym was Global Head of Structured Finance and Capital Markets at CIFG Services Inc. From 1994 until 2005, Mr. Dym held various senior management positions at J.P. Morgan Securities the most recent of which was Group Co-Head for three main business lines: North American Term Asset-Backed Securities, Asset-Backed Commercial Paper Conduits and Principal Investments. Mr. Dym holds a B.S. degree in Accounting from the State University of New York at Albany and a M.B.A. in Finance from The Wharton School of Business at the University of Pennsylvania.

Board Structure

Upon completion of the offering, our board of directors will consist of         members. Our board has determined that each of                      and                     , is independent under applicable                  rules.

Our directors will be divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2016, 2017 and 2018, respectively. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors. In addition, we intend to enter into a stockholders agreement with the ABV Funds in connection with this offering. This agreement will grant the ABV Funds the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Controlled Company Exception

After the completion of this offering, the ABV Funds will hold substantially all of our issued and outstanding Class B common stock and will control more than a majority of the combined voting power of our common stock. As a result, (x) under the terms of the Stockholders Agreement, the ABV Funds will be entitled to nominate      of the      members of our board of directors (see “Certain Relationships and Related Party Transactions—Stockholders Agreement”) and (y) we will be a “controlled company” within the meaning of the              listing standards. Under the              listing standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (3) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we intend to utilize these exemptions. As a result, following this offering, we will not have a majority of independent directors on our board of directors; and we will not have a nominating and corporate governance committee or a compensation committee that is composed entirely of independent directors. Also, such committee will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of              corporate governance standards. In the event that we cease to be a “controlled company,” we will be required to comply with these provisions within the transition periods specified in              listing standards.

Board Committees

Audit Committee

The members of our audit committee will be                 ,                 and                .                is the chairman of our audit committee. Messrs.                      and                   qualify as independent directors under the             listing standards and SEC rules and regulations. We expect a new third independent member to be placed on the audit committee within one year of the completion of this offering so that all of our audit committee members will be independent as such term is defined under the             listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that                 is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee will be                ,                 and                .               is the chairman of our compensation committee. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

The members of our nominating and governance committee will be              ,               and               .                 is the chairman of our nominating and governance committee. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Issuer was formed on March 16, 2015. Our predecessor, FC Holdco, was formed on January 1, 2015 when FC HoldCo LLC, the holding company of FCA, was merged into CF Capital Holdings LLC, the holding company of CFC, with CF Capital Holdings LLC as the entity surviving the merger under the changed name “FC HoldCo LLC” (the “Merger”). See “Business—Our History” for information regarding the history of our formation. Prior to the Merger, each of FCA and CFC had separate management teams and different compensation programs. Following the Merger, and in preparation for this offering, a new management structure for the combined business was put in place.

Currently, our management consists of the individuals listed below. In this prospectus, we refer to these individuals as our named executive officers (or “NEOs”). We are currently in the process of recruiting a new Chief Financial Officer to complete our management team.

This section and the tables that follow focus on the compensation that has been or is scheduled to be paid to or earned by our NEOs with respect to fiscal year 2015 under our newly-developed compensation program; however, this compensation is subject to change during fiscal year 2015. Our named executive officers are:
Name	Title
Michael C. Ritter	Chief Executive Officer and President
Jeffery Butcher	Interim Co-Principal Financial Officer
Kenneth J. Sicinski	Interim Co-Principal Financial Officer
David Bertoncini	Chief Risk and Strategy Officer
Dennis Morris	Chief Operating Officer
Debra Glasser	General Counsel and Secretary
Christopher Keiser	Chief Compliance Officer and Regulatory Counsel

Elements of Compensation and Benefits

We intend to provide our NEOs with base salaries, annual cash bonuses, equity-based compensation awards and health and welfare benefits. Following this offering, we expect that these elements will remain the elements of our compensation program going forward, although the relative proportions of each element and the design of each element, will evolve as we work towards combining the companies and we become a more established public company. See below for additional information on these elements of compensation and benefits.

Offer Letters / Retention Letters

Offer Letters with Messrs. Ritter, Sicinski, Bertoncini and Keiser

Prior to the Merger, each of Messrs. Ritter, Sicinski, Bertoncini and Keiser entered into an offer letter with FCA. The material terms of these offer letters are summarized below.

Positions. Prior to the Merger, Messrs. Ritter, Sicinski, Bertoncini and Keiser served in the following positions at FCA: President and Chief Executive Officer (Mr. Ritter); Senior Vice President and Chief Financial Officer (Mr. Sicinski); Executive Vice President and Chief Strategy Officer (Mr. Bertoncini); and General Counsel and Compliance Director (Mr. Keiser). Since the Merger, Messrs. Ritter, Sicinski, Bertoncini and Keiser have served in the positions set forth in the table above.

Base Salary. For 2015, Messrs. Ritter, Sicinski, Bertoncini and Keiser are receiving annual base salaries in the amounts set forth in the “2015 Summary Compensation Table,” which are subject to review on an annual basis and may be adjusted by the Compensation Committee.

Annual Bonus. For 2015, Messrs. Ritter, Sicinski, Bertoncini and Keiser are eligible to receive discretionary annual bonuses in a target amount equal to 60% of their base salaries based upon achievement of certain individual and company performance metrics as determined by the Compensation Committee.

Benefits. Messrs. Ritter, Sicinski, Bertoncini and Keiser are entitled to participate in the various employee benefits that are, from time to time, generally available to our employees. In addition, Messrs. Ritter, Sicinski and Bertoncini are entitled to supplemental medical coverage that covers out-of-pocket medical, dental and vision expenses within annual limits.

Retention Letters with Messrs. Butcher and Morris and Ms. Glasser

In connection with the Merger, each of Messrs. Butcher and Morris and Ms. Glasser entered into a retention letter with CFC. The material terms of these retention letters are summarized below.

Positions. Prior to the Merger, Messrs. Butcher and Morris and Ms. Glasser served in the following positions at CFC: Chief Financial Officer (Mr. Butcher); Chief Operating Officer (Mr. Morris); and General Counsel (Ms. Glasser). Since the Merger, Messrs. Butcher and Morris and Ms. Glasser have served in the positions set forth in the table above.

Base Salary. For 2015, Messrs. Butcher and Morris and Ms. Glasser are receiving annual base salaries in the amounts set forth in the “2015 Summary Compensation Table,” which are subject to review on an annual basis and may be adjusted by the Compensation Committee.

Annual Bonus. For 2015, Messrs. Butcher and Morris and Ms. Glasser are entitled to receive an annual bonus of not less than $100,000 (Mr. Butcher and Ms. Glasser) or $150,000 (Mr. Morris), which such amount may be increased in the discretion of our board of directors. Messrs. Butcher and Morris and Ms. Glasser are entitled to receive their 2015 annual bonus if their employment is terminated without “cause” (as defined in the NEO’s retention letter and summarized under “—Potential Payments Upon Termination or Change in Control—NEO Retention Letters”) at any time prior to the date on which such bonuses are paid to employees generally. Beginning in 2016, Messrs. Butcher and Morris and Ms. Glasser will be eligible to receive a bonus under our annual bonus plan based on the achievement of certain individual and company performance metrics as determined by the Compensation Committee.

Benefits. Messrs. Butcher and Morris and Ms. Glasser are entitled to participate in the various employee benefits that are, from time to time, generally available to our employees.

Restrictive Covenants. Messrs. Butcher and Morris and Ms. Glasser are subject to the restrictive covenants set forth in their retention letters and in the limited liability company agreement of FC HoldCo (the “FC HoldCo LLC Agreement”). For additional information, see “—Restrictive Covenants.”

Termination of Employment. Payments and benefits to which Messrs. Butcher and Morris and Ms. Glasser would be entitled upon termination of their employment are discussed and quantified under “—Potential Payments Upon Termination or Change in Control—NEO Retention Letters.”

Equity-Based Compensation Awards

Incentive units representing profits interests have historically been granted to our executives to encourage the creation of value over the long term and to align the rewards of our NEOs with the returns to the ABV Funds.

Pre-Merger Incentive Common Unit Awards

Prior to the Merger, each of our NEOs, except for Mr. Keiser, was awarded incentive common units representing profits interests in FCA or CFC, as applicable (the “Original Incentive Units”). Mr. Keiser was not awarded any Original Incentive Units because he joined FCA after the awards were granted. The Original Incentive Units that were outstanding immediately prior to the effective time of the Merger were converted into senior incentive units in FC HoldCo (the “Senior Incentive Units”) based on a value of the Original Incentive Units that was determined on a fully vested basis using a deemed liquidation value of FCA and CFC, as applicable, at the effective time of the Merger. The Senior Incentive Units remain subject to the same vesting schedule applicable to the Original Incentive Units prior to the Merger, which vest in equal installments over the first four anniversaries of a specified vesting commencement date (Messrs. Butcher and Morris and Ms. Glasser) or over the first five anniversaries of the grant date (Messrs. Ritter, Sicinski and Bertoncini).

The Senior Incentive Units provide the NEOs with the right to receive a certain percentage of distributions from FC HoldCo following distribution to the holders of preferred units in FC HoldCo of all amounts to which such holders are entitled under the FC HoldCo LLC Agreement.

Upon termination of employment of a Senior Incentive Unit holder (including the NEOs) for any reason, such holder’s right to receive distributions in respect of his or her Senior Incentive Units, if any, will be reduced as set forth in the FC HoldCo LLC Agreement, and the amount by which such holder’s distributions were reduced will be reallocated on a pro rata basis among the remaining holders of Senior Incentive Units (including the NEOs).

In connection with this offering, the Senior Incentive Units held by our NEOs will convert into restricted LLC Units as more fully described under “Organizational Structure—Reorganization Transactions.” The restricted LLC Units will have the same time-based vesting schedule applicable to the Senior Incentive Units as described above.

The table below sets forth the number of Senior Incentive Units held by each of our named executive officers.
Name	Senior Incentive Units (#)
Michael C. Ritter	1,159.13
Jeffrey Butcher	274.95
Kenneth J. Sicinski	675.62
David Bertoncini	863.41
Dennis Morris	274.95
Debra Glasser	137.48
Christopher Keiser	—

Post-Merger Incentive Unit Awards

Following the Merger, each of our NEOs received an award of new incentive units representing profits interests in FC HoldCo (the “New Incentive Units”), which are governed by the FC HoldCo LLC Agreement and individual award agreements. For additional information on the New Incentive Units, see the “—2015 Grants of Plan-Based Awards” table.

 The New Incentive Units provide the NEOs with the right to receive a certain percentage of distributions from FC HoldCo following distribution to the holders of preferred units, senior common units and Senior Incentive Units of all amounts to which such holders are entitled under the FC HoldCo LLC Agreement. The New Incentive Units, together with the Original Incentive Units, are intended to align our NEOs’ interests with those of the ABV Funds by tying a substantial portion of their equity holdings to our long-term success. In connection with this offering, the New Incentive Units held by our NEOs will convert into restricted LLC Units as more fully described under “Organizational Structure—Reorganization Transactions.” The restricted LLC Units will have the same time-based vesting schedule applicable to the New Incentive Units as described below.

The New Incentive Units granted to the NEOs vest in equal installments on each of the first four anniversaries of the grant date. Upon termination of an NEO’s employment for any reason, all unvested New Incentive Units will be forfeited. Upon termination of an NEO’s employment for cause (as defined in the FC HoldCo LLC Agreement and summarized under “—Restrictive Covenants—FC HoldCo LLC Agreement”), all vested New Incentive Units will be also forfeited. Vesting of the unvested New Incentive Units will fully accelerate on a “sale” of FC Holdco (as defined in the FC HoldCo LLC Agreement and summarized under “—Potential Payments Upon Termination or Change in Control—Incentive Awards”). A sale of FC HoldCo excludes this offering.

For estimates of the amounts that would payable to the NEOs in respect of the New Incentive Units on a sale of FC HoldCo, see “—Potential Payments Upon Termination or Change in Control—Incentive Awards.”

Restrictive Covenants

NEO Retention Letters

Under their retention letters, Messrs. Butcher and Morris and Ms. Glasser are subject to perpetual restrictions on disclosing confidential information or disparaging us. They are also prohibited from soliciting any of our (a) customers, prospective customers or subcontractors during their employment and for six months after termination of their employment and (b) employees, consultants or other service providers during their employment and for 18 months after termination of their employment.

The retention letters with Messrs. Butcher and Morris and Ms. Glasser also prohibit them from competing with us during their employment and, if their employment is terminated under circumstances in which they are automatically entitled to severance, for six months after such termination of employment. If their employment is terminated under circumstances in which they are not automatically entitled to severance, we may elect to have them remain subject to this prohibition on competition for up to six months after such termination, provided that we continue to pay them their base salary during such six-month period. However, as such prohibitions on competition are generally unenforceable in California, the retention letters provide that Messrs. Butcher and Morris and Ms. Glasser will not be subject to this prohibition on competition so long as they continue to work in California.

For additional information, see “—Potential Payments Upon Termination or Change in Control—NEO Retention Letters.”

FC HoldCo LLC Agreement

Under the FC HoldCo LLC Agreement, to which each of our NEOs is subject, during their employment and for a period of 12 months thereafter, the NEOs are prohibited from competing with us, soliciting any of our customers, prospective customers or subcontractors, disclosing our confidential information or disparaging us. In addition, the NEOs are prohibited from soliciting or hiring any of our employees, consultants or other service providers during their employment and for 18 months after termination of their employment.

An NEO will not be subject to the covenant not to compete if he or she resigns his or her employment for “good reason” (as defined in the FC HoldCo LLC Agreement and summarized below). However, an NEO will be subject to such covenant following termination of employment if such NEO’s employment is terminated without “cause” (as defined in the FC HoldCo LLC Agreement and summarized below) and we elect to enforce the covenant by continuing the NEO’s base salary for up to six months after termination of employment. As such covenants not to compete are generally unenforceable in California, the FC HoldCo LLC Agreement provides that Messrs. Butcher and Morris and Ms. Glasser will not be subject to the covenant not to compete so long as they continue to work in California.

“Cause” has the same meaning as described under “—Potential Payments Upon Termination or Change in Control—NEO Retention Letters.”

“Good Reason” generally means (a) a material reduction in the NEO’s job responsibilities; (b) a relocation of the NEO’s principal location of employment to a location more than 60 miles from the NEO’s then location of employment; (c) a reduction of the NEO’s base salary by more than 10% (except to the extent that such reduction is part of an across-the-board reduction in the base salaries of other similarly situated employees); or (d) a material breach by us of the NEO’s offer letter or retention letter, if we do not cure such breach within 30 business days.

For estimates of the amounts that would payable to the NEOs if the NEO is entitled to severance or if we elect to enforce the covenant not to compete, see the “—Potential Payments Table” below.

Benefit Arrangements

Retirement Plans

We maintain qualified defined contribution 401(k) plans for all of our employees. Under the plans, we match 50% of the first 6% of eligible compensation deferred by participants. Our NEOs are entitled to participate in the 401(k) plans on the same basis as our employees generally.

Other Benefits

As Messrs. Butcher and Morris and Ms. Glasser are partners of FC HoldCo LLC for tax purposes, they are subject to complex tax reporting requirements and are liable for self-employment taxes. As a result, we reimburse Messrs. Butcher and Morris and Ms. Glasser for the costs of tax preparation services as well as for the employer portion of their self-employment taxes. Lastly, for Messrs. Ritter and Sicinski, we pay the premiums of their life insurance policies and reimburse them for the taxes associated with the premium payments. Each life insurance policy has a face value of $500,000. For estimates of the amounts of these benefits, see footnote 3 to the “2015 Summary Compensation Table.”

Compensation Decision-Making Process

Following this offering, our Compensation Committee, in consultation with our Chief Executive Officer as to executives other than himself, will determine the compensation of our NEOs.

Co-Employer Arrangement

All of our personnel who are employed by FCA, including Messrs. Ritter, Sicinski, Bertoncini and Keiser, are co-employees of Insperity, a professional employer organization. Under the terms of our arrangement with Insperity, Insperity is responsible for administering all payroll, including tax withholding, and providing health insurance, retirement and other benefits for the FCA employees. We reimburse Insperity for these costs, and pay Insperity an administrative fee for its services. We are responsible for, and control, all aspects of the hiring, retention, compensation, management and supervision of FCA’s personnel. We consider the terms of our contract with Insperity to be reasonable and customary and believe this arrangement provides substantial benefit to us, in the form of lower costs for employee benefits and reduced administrative burden on us.

Please note that because the NEOs received no compensation for services to us prior to 2015, the following tables summarize the NEOs’ compensation only for 2015.

Summary Compensation Table

The table below summarizes the total compensation paid to or earned (or that is scheduled to be paid or earned) by each named executive officer in 2015.

2015 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)(4)
Michael C. Ritter, Chief Executive Officer and President	2015	425,000	255,000		—	—	—	30,895	710,895
Jeffrey Butcher, Interim Co-Principal Financial Officer	2015	225,000	100,000		—	—	—	24,523	349,523
Kenneth J. Sicinski, Interim Co-Principal Financial Officer	2015	260,000	156,000		—	—	—	26,166	442,166
David Bertoncini, Chief Risk and Strategy Officer	2015	300,000	180,000		—	—	—	17,058	497,058
Dennis Morris, Chief Operating Officer	2015	300,000	150,000		—	—	—	17,962	467,962
Debra Glasser, General Counsel	2015	225,000	100,000		—	—	—	23,769	348,769
Christopher Keiser, Chief Compliance Officer and Regulatory Counsel	2015	225,000	135,000		—	—	—	7,950	367,950

(1)
The amounts in this column represent the following: (a) a minimum annual bonus of $100,000 (for Mr. Butcher and Ms. Glasser) and $150,000 (for Mr. Morris) and (b) an annual bonus for Messrs. Ritter, Sicinski, Bertoncini and Keiser assuming that the performance metrics are attained at the target level. Messrs. Butcher and Morris and Ms. Glasser are entitled to receive an annual bonus in excess of their minimum annual bonuses, in the discretion of our board of directors. The actual amounts of the annual bonuses for Messrs. Ritter, Sicinski, Bertoncini and Keiser will vary based on attainment of certain individual and company performance metrics as determined by the Compensation Committee.

(2)
The amounts in this column will reflect the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of the New Incentive Units that were granted to the NEOs on March 1, 2015. In light of the recent grant date of the New Incentive Units, the grant date fair value of the New Incentive Units is currently not available; however, it will be reflected in amendments to this prospectus. For additional information on the New Incentive Units, see the “—2015 Grants of Plan-Based Awards” table.

(3)	The amounts in this column reflect the estimated aggregate incremental cost of certain benefits that are scheduled to be provided to the NEOs in 2015, as follows:

Name	401(k) Matching Contributions ($)(a)	Supplemental Medical Coverage ($)	Tax Planning ($)	Life Insurance Coverage ($)	Self-Employment Tax Reimbursements ($)	Total ($)
Michael C. Ritter	7,950	9,108	—	13,837	—	30,895
Jeffrey Butcher	7,950	—	2,800	—	13,773	24,523
Kenneth J. Sicinski	7,950	14,856	—	3,360	—	26,166
David Bertoncini	7,950	9,108	—	—	—	17,058
Dennis Morris	—	—	2,520	—	15,442	17,962
Debra Glasser	7,950	—	2,170	—	13,649	23,769
Christopher Keiser	7,950	—	—	—	—	7,950

(a)	It is currently not anticipated that Mr. Morris will participate in any 401(k) plan for 2015.

(4)	The amounts in this column will be updated to reflect the aggregate grant date fair value of the New Incentive Units as discussed in footnote 2 above.

Grants of Plan-Based Awards

The table below provides information about equity and non-equity awards granted to each named executive officer in 2015. The equity awards were granted in the form of incentive common units in FC HoldCo (the New Incentive Units) and these awards will convert into restricted LLC Units as more fully described under “Organizational Structure—Reorganization Transactions.”

2015 GRANTS OF PLAN-BASED AWARDS

Name	Grant Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold ($)	Target ($)(2)	Maximum ($)
Michael C. Ritter	3/1/2015	—	255,000	—	2,750
Jeffrey Butcher	3/1/2015	—	100,000	—	250
Kenneth J. Sicinski	3/1/2015	—	156,000	—	500
David Bertoncini	3/1/2015	—	180,000	—	1,325
Dennis Morris	3/1/2015	—	150,000	—	1,325
Debra Glasser	3/1/2015	—	100,000	—	250
Christopher Keiser	3/1/2015	—	135,000	—	250

(1)	The New Incentive Units are scheduled to vest in equal installments on each of the first four anniversaries of the grant date.

(2)
The amounts in this column represent the following: (a) a minimum annual bonus of $100,000 (for Mr. Butcher and Ms. Glasser) and $150,000 (for Mr. Morris) and (b) an annual bonus for Messrs. Ritter, Sicinski, Bertoncini and Keiser assuming that the performance metrics are attained at the target level. Messrs. Butcher and Morris and Ms. Glasser are entitled to receive an annual bonus in excess of their minimum annual bonuses, in the discretion of our board of directors. The actual amounts of the annual bonuses for Messrs. Ritter, Sicinski, Bertoncini and Keiser will vary based on attainment of certain individual and company performance metrics as determined by the Compensation Committee.

(3)
The amounts in this column will reflect the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of the New Incentive Units that were granted to the NEOs on March 1, 2015. In light of the recent grant date of the New Incentive Units, the grant date fair value of the New Incentive Units is not currently available; however, it will be reflected in amendments to this prospectus.

Outstanding Equity Awards at Fiscal Year End

The table below provides information on the Senior Incentive Units and New Incentive Units that each named executive officer is projected to hold on December 31, 2015. These awards will convert into restricted LLC Units as more fully described under “Organizational Structure—Reorganization Transactions.”

OUTSTANDING EQUITY AWARDS AT 2015 FISCAL YEAR END

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael C. Ritter	2,750(a)		—	—
Jeffrey Butcher	250(a)		—	—
Kenneth J. Sicinski	500(a)		—	—
David Bertoncini	1,325(a)		—	—
Dennis Morris	1,325(a)		—	—
Debra Glasser	284(b)		—	—
Christopher Keiser	250(c)		—	—

(1)	The amounts in these columns reflect the number and value of Senior Incentive Units and New Incentive Units that are scheduled to be unvested as of December 31, 2015:

Name	Senior Incentive Units		New Incentive Units
	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(a)	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(b)
Michael C. Ritter	—	—	2,750
Jeffrey Butcher	—	—	250
Kenneth J. Sicinski	—	—	500
David Bertoncini	—	—	1,325
Dennis Morris	—	—	1,325
Debra Glasser	34	34,370	250
Christopher Keiser	—	—	250

(a)	At the effective time of the Merger, the value of the Senior Incentive Units was determined on a fully vested basis using a deemed liquidation value of FCA and CFC, as applicable, at the effective time of the Merger. The actual value of the Senior Incentive Units as of December 31, 2015 (as converted into restricted LLC Units) will depend on the value of the restricted LLC Units as of December 31, 2015.

(b)
The amounts in this column will reflect the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of the New Incentive Units that were granted to the NEOs on March 1, 2015. In light of the recent grant date of the New Incentive Units, the grant date fair value of the New Incentive Units is not currently available; however, it will be reflected in amendments to this prospectus. The actual value of the New Incentive Units as of December 31, 2015 (as converted into restricted LLC Units) will depend on the value of the restricted LLC Units as of December 31, 2015.

(2)
The New Incentive Units vest in equal installments on each of the first four anniversaries of March 1, 2015 and therefore no portion of the New Incentive Units is scheduled to be vested as of December 31, 2015.The Senior Incentive Units vest in equal installments over the first four anniversaries of a specified vesting commencement date (Messrs. Butcher and Morris and Ms. Glasser) or in equal installments over the first five anniversaries of the grant date (Messrs. Ritter, Sicinski and Bertoncini), as follows:

(a)	The Senior Incentive Units held by Messrs. Ritter, Butcher, Sicinski, Bertoncini and Morris are previously vested in accordance with their terms.

(b)
The first three installments of the Senior Incentive Units granted to Ms. Glasser vested on February 1 of each of 2013, 2014 and 2015, and the remaining one installment is scheduled to vest on February 1, 2016.

(c)	Mr. Keiser does not hold any Senior Incentive Units because he joined FCA after the awards were granted.

Pension Plans

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

The material terms of the retention letters with certain of our NEOs that provide for severance payments are described below. See the “—Potential Payments Table” below for estimates of the amounts of the payments provided under the retention letters and the terms of the Senior Incentive Units and New Incentive Units that would be made to our NEOs under various termination scenarios or on a change in control, assuming such event occurred on December 31, 2015.

NEO Retention Letters

Messrs. Butcher and Morris and Ms. Glasser are entitled to receive the severance payments described below (a) upon a termination of employment by us without “cause” (as defined in the NEO’s retention letter and summarized below) or (b) as a result of a termination of employment by the NEO arising solely due to our decision to relocate the NEO’s principal place of employment by at least 50 miles (other than in connection with a relocation of the Irvine, California office for all employees), in each case, prior to December 31, 2015.

Upon such terminations, Messrs. Butcher and Morris and Ms. Glasser are entitled to receive:

•	base salary continuation until the later of (i) December 31, 2015 and (ii) six months following the date of termination of employment; and

•	annual bonus amounts for 2015, payable at the same time as bonuses are generally paid to our similarly situated employees.

In order to receive such amounts, the NEOs must execute a release of claims in our favor and comply with the restrictive covenants described under “—Restrictive Covenants—NEO Retention Letters.”

As the triggering events described above must occur prior to December 31, 2015 for Messrs. Butcher and Morris and Ms. Glasser to receive the severance benefits under their retention letters and the “—Potential Payments Table” assumes a termination of employment on December 31, 2015, no severance amounts payable under the retention letters are included in the table.

In addition, if the employment of Messrs. Butcher and Morris and Ms. Glasser is terminated for any reason other than for “cause” (in which case they will be entitled to the severance payments described above) and we elect to enforce the covenant not to compete, they will be entitled to receive base salary continuation for the period during which such covenant not to compete is enforced by us (up to a maximum of six months).

“Cause” generally means an NEO’s (a) conviction of a plea of guilty, or nolo contendere, to a felony or a crime involving moral turpitude or dishonesty; (b) commission of any act of dishonesty, fraud, misappropriation of funds, embezzlement or breach of a duty of loyalty owed to us; (c) act or failure to act that constitutes gross negligence or intentional misconduct with respect to us or that the NEO knew or should have known would cause us to violate any laws or company policy; (d) breach of any material term of the NEO’s retention letter; (e) continued failure or refusal to perform the reasonable and lawful duties assigned to the NEO by our board of directors or any action that adversely affects us; or (f) abuse of alcohol or illegal drugs in a manner that interferes with the performance of the NEO’s duties.

Incentive Awards

Each of our NEOs, other than Mr. Keiser, holds Senior Incentive Units that are scheduled to be either partially or fully vested on December 31, 2015 and each of our NEOs holds New Incentive Units that are scheduled to be unvested on December 31, 2015. For additional information, see “—Equity-Based Compensation Awards.” Under the FC HoldCo LLC Agreement and the individual award agreements, the New Incentive Units will vest on December 31, 2015 if on such date there is a “sale” of FC HoldCo (as defined in the FC HoldCo LLC Agreement and summarized below). The vesting of the Senior Incentive Units will not accelerate on a sale of FC HoldCo.

“Sale” generally means the sale of FC HoldCo in one or more bona fide arm’s length transactions to a third party (or group of third parties), pursuant to which such third party acquires (a) all or substantially all of the interests of FC HoldCo (whether by merger, consolidation, equity security exchange, or sale or transfer of the interests), or (b) substantially all of FC HoldCo’s assets. A sale of FC HoldCo will exclude this offering.

In addition, as discussed above under “—Restrictive Covenants,” under the FC HoldCo LLC Agreement, the NEOs may also receive severance if we elect to enforce the covenant not to compete.

Potential Payments Table

The following table sets forth estimates of the amounts of the payments, as provided for under the NEO retention letters and the terms of the Senior Incentive Units and New Incentive Units that would be made to our NEOs under various termination scenarios or on a change in control, assuming such event occurred on December 31, 2015. All amounts are estimates only, and the actual amounts will vary depending on the facts and circumstances applicable at the time of the triggering event.

Name	Termination without Cause ($)(1)	Change in Control ($)(2)
Michael C. Ritter	212,500
Jeffrey Butcher	112,500
Kenneth J. Sicinski	130,000
David Bertoncini	150,000
Dennis Morris	150,000
Debra Glasser	112,500
Christopher Keiser	112,500

(1)	The amounts in this column assume that we elect to enforce the covenants not to compete against the NEOs by paying them six months of their base salary under the terms of the FC HoldCo LLC Agreement.

(2)
As described above under “—Potential Payments Upon Termination or Change in Control—Incentive Awards,” pursuant to the FC HoldCo LLC Agreement and the individual award agreements, the New Incentive Units held by each of our NEOs would have accelerated had a “sale” of FC HoldCo occurred on December 31, 2015. The amounts in this column will reflect the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of the New Incentive Units that were granted to the NEOs on March 1, 2015. In light of the recent grant date of the New Incentive Units, the grant date fair value of the New Incentive Units is not currently available; however, it will be reflected in amendments to this prospectus. The actual value of the New Incentive Units will depend on the value of the restricted LLC Units on December 31, 2015.

Director Compensation

The compensation program for our directors is under development.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Compensation Discussion and Analysis.”

Investors’ Reorganization Transactions

Prior to the consummation of this offering, we will consummate the Investors’ Reorganization Transactions described under “Organizational Structure.”

FC HoldCo Amended and Restated Limited Liability Company Agreement

As a result of the Investors’ Reorganization Transactions, we will directly or indirectly through our wholly owned subsidiary Flagship Holdings, hold LLC Units in FC HoldCo and will be the sole managing member of FC HoldCo. Accordingly, we will operate and control all of the business and affairs of FC HoldCo and, through FC HoldCo and its operating subsidiaries, conduct our business.

Through its subsidiary Flagship Holdings, the sole managing member of FC HoldCo, the Issuer will have the right to determine when distributions will be made to the members of FC HoldCo and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If the Issuer authorizes a distribution, such distribution will be made to the unit holders of FC HoldCo, including the Issuer and Flagship Holdings, pro rata in accordance with their respective ownership interest in FC HoldCo, provided that Flagship Holdings as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses of the Issuer and Flagship Holdings.

Upon the consummation of this offering, the Issuer and Flagship Holdings will be holding companies and their principal asset will be a controlling equity interest in FC HoldCo. As such, the Issuer will have no independent means of generating revenue. FC HoldCo will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including the Issuer and Flagship Holdings. Accordingly, the Issuer and Flagship Holdings will incur income taxes on their allocable share of any net taxable income of FC HoldCo and will also incur expenses related to their operations. Pursuant to the New LLC Agreement, FC HoldCo will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help to fund their tax obligations in respect of the taxable income of FC HoldCo that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to          . FC HoldCo will make tax distributions pro rata in accordance with LLC Unit ownership. In addition to tax expenses, the Issuer and Flagship Holdings also will incur expenses related to their operations, plus payments under the TRA, which the Issuer expects will be significant. The Issuer intends to cause FC HoldCo to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow the Issuer and Flagship Holdings to pay their taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRA.

The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to transfer LLC Units if we determine that such transfer would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject.

Stockholders Agreement

Prior to the consummation of this offering, we will enter into a stockholders agreement with the ABV Funds. The stockholders agreement, as further described below, will contain specific rights, obligations and agreements of these parties as owners of our Class A common stock and Class B common stock. We use the term “on an As-

Exchanged Basis” to mean our outstanding shares of Class A common stock including those shares of Class A common stock issuable upon exchange of our Class B common stock pursuant to the Exchange Agreement.

Board Nomination Rights

Under the stockholders agreement, the ABV Funds will have the right to nominate to our board of directors a number of designees equal to: (i) a majority of the total number of directors comprising our board of directors as long as the ABV Funds beneficially own at least 25% of the outstanding shares of our Class A common stock on an As-Exchanged Basis entitled to vote generally in the election of our directors and (ii) one director as long as the ABV Funds beneficially own at least 5% but less than 25% of the outstanding shares of our Class A common stock on an As-Exchanged Basis entitled to vote generally in the election of our directors.

In addition, in the event a vacancy on the board of directors is caused by the death, retirement or resignation of a director-designee of the ABV Funds, the ABV Funds shall, to the fullest extent permitted by law, have the right to have the vacancy filled by a new director-designee of the ABV Funds.

The ABV Funds’ Approvals

Under the stockholders agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, the actions listed below by us or any of our subsidiaries will require the approval of the ABV Funds for so long as the ABV Funds beneficially own at least 25% of the outstanding shares of our Class A common stock on an As-Exchanged Basis entitled to vote following this offering. The actions include:

•	change in control transactions;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•
equity issuances in excess of $50 million (other than pursuant to executive or employee compensation arrangements or upon exchange of Class A common stock for Class B common stock pursuant to the Exchange Agreement);

•	redeeming or repurchasing equity interests (other than in connection with terms of equity compensation plans);

•	establishing or amending any equity, purchase or bonus plan for benefits of employees, consultants, officers or directors;

•	approving and registering equity securities in connection with a public offering;

•	terminating the employment of our chief executive officer or chief financial officer or other change to senior management (including terms of compensation);

•	engaging in certain transactions with affiliates;

•	approving the capital expenditure budget for any fiscal year;

•	loans, advances or capital contributions in excess of $50 million;

•	extraordinary dividends or pro rata share repurchases;

•	making any material change in the nature of our business;

•	commencement or settlement of litigation over $50 million;

•	increasing or decreasing the size of our board of directors;

•	changing the jurisdiction of incorporation;

•	approval of the annual budget;

•	amendments to our governing documents;

•	changes to the fiscal year; and

•	revisions to, or renewal of, our management agreement.

Other Provisions

The stockholders agreement will contain a covenant that requires our amended and restated certificate of incorporation to provide for a renunciation of corporate opportunities presented to the ABV Funds, directors affiliated with the ABV Funds and their affiliates and any other non-employee directors to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law (“DGCL”). See “Risk Factors—Risks Relating to Our Organization and Structure—If the ownership of our common stock continues to be highly concentrated, it may prevent you and other minority stockholders from influencing significant corporate decisions and may result in conflicts of interest.” and “Description of Capital Stock—Corporate Opportunity.”

Under the stockholders agreement, we will agree, subject to certain exceptions, to indemnify the ABV Funds from certain losses arising out of the ABV Funds’ investment in, or actual, alleged or deemed control or ability to influence, us.

Registration Rights Agreement

After the completion of this offering, certain holders of our Class A common stock (including those holders of our shares of Class B common stock exchangeable along with LLC Units for shares of our Class A common stock pursuant to the Exchange Agreement) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. We have entered into such registration rights agreement with certain of our existing owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units and shares of our Class B common stock held by them. We will not be obligated to register any shares pursuant to any demand registration rights or S-3 registration rights if the holder of such shares is able to sell all of its shares for which it requests registration in any 90-day period pursuant to Rule 144 or Rule 145 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each holder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of                   , subject to certain exceptions, for a period ending 180 days from the date of this prospectus (subject to extension). See “Underwriting” for additional information.

Exchange Agreement

Prior to the consummation of this offering, we and the Continuing LLC Owners will enter into the Exchange Agreement under which they (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock or, at our election, cash of equivalent value, on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. Any LLC Units we acquire for cash will be funded by issuing an equivalent number of shares of Class A common stock. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of         LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement will provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that FC HoldCo is not treated as a “publicly traded partnership” taxable as a corporation for U.S. federal income tax purposes. As a Continuing LLC Owner exchanges LLC Units (and Class B common stock) for shares of Class A common stock or cash, the number of LLC Units held by the Issuer will be correspondingly increased as it acquires the exchanged LLC Units, and a corresponding number of shares of Class B common stock are cancelled.

Tax Receivable Agreement

Pursuant to the Exchange Agreement described above, from time to time we may be required to acquire LLC Units of FC HoldCo from the Continuing LLC Owners upon exchange of their LLC Units (and Class B common stock) for shares of our Class A common stock or, at our election, cash of equivalent value. Additionally, as described under “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions,” Flagship Holdings will have acquired interests in FC HoldCo held by certain of the ABV Funds prior to this offering. FC HoldCo has had and intends to have an election under Code Section 754 in effect for the taxable year in which such acquisitions have occurred and will occur. Pursuant to the Code Section 754 election, transfers and exchanges of common interests in FC HoldCo, preferred interests in FC HoldCo and LLC Units will have resulted or are expected to result in an increase in the tax basis of tangible and intangible assets of FC HoldCo. These basis adjustments will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. The increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

We will be a party to the TRA. Under this agreement, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account. We generally will be required to pay to the TRA Parties approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any step-up in tax basis that was created as a result of transfers of common and preferred interests in FC HoldCo to Flagship Holdings in the Reorganization Transactions, (2) any step-up in tax basis that is created as a result of future exchanges by the Continuing LLC Owners of their LLC Units (and Class B common stock) for shares of our Class A common stock or cash, (3) tax benefits related to imputed interest arising from payments under the TRA and (4) payments under the TRA.

For purposes of calculating the income tax savings we are deemed to realize under the TRA, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using       % for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit. Furthermore, we will calculate the state and local income tax savings by applying this       % rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRA. The increase in tax basis resulting from the exchange of FC HoldCo interests prior to this offering and future exchanges of LLC Units (and Class B common stock) for shares of Class A common stock or cash, as well as the amount and timing of any payments under the TRA, will vary depending upon a number of factors, including the timing of exchanges by the Continuing LLC Owners, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRA constituting imputed interest.

The term of the TRA will commence upon completion of the acquisition of the common interests in FC HoldCo held by ABVF Delaware Blocker, ABVO 2 Delaware Blocker and ABVO 3 Master Fund (as described in “Organizational Structure—Reorganization Transactions—Investors’ Reorganization Transactions”) and will continue until all tax benefits covered by the TRA have been utilized or expired, unless payments under the agreement are accelerated in the event that we exercise our rights to terminate the agreement or materially breach any of our material obligations under the agreement (as described below) or on the occurrence of certain mergers, asset sales, other forms of business combinations or other changes of control (as described below). Under the terms of the TRA, we may not elect an early termination of the TRA without the consent of each of certain ABV Funds until such ABV Fund has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock or cash.

The payment obligation under the TRA is an obligation of the Issuer and Flagship Holdings, not FC HoldCo, and we expect that the payments we will be required to make under the TRA will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRA, we expect that the tax savings we will be deemed to realize associated with (1) the acquisition of common and preferred interests in FC HoldCo in the Reorganization Transactions and (2) future exchanges of LLC Units (and Class B common stock) as described above would aggregate approximately $         over              years from the date of this offering, based on the initial public offering price of $         per share of our Class A common stock and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the TRA Parties approximately 85% of such amount, or $        , over the              year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the TRA (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below) of the increases in tax basis and other tax attributes subject to the TRA. Payments under the TRA are not conditioned on our existing owners’ continued ownership of us.

In addition, although we are not aware of any issue that would cause the IRS to challenge tax basis increases or other tax attributes subject to the TRA, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the TRA (although we would reduce future amounts otherwise payable under the TRA). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRA. As a result, payments could be made under the TRA in excess of the tax savings that we actually realize in respect of the attributes to which the TRA relates.

The TRA provides that (1) in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due, failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise, (2) upon certain mergers, asset sales, other forms of business combinations or other changes in control or (3) if, at any time, we elect an early termination of the agreement, our (or our successor’s) obligations under the TRA (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax basis and other tax attributes subject to the TRA. Under the terms of the TRA, we may not elect an early termination of the TRA without the consent of each of certain ABV Funds until such ABV Fund has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock or cash. Accordingly, we may be prevented from terminating the TRA in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions. Furthermore, we will calculate our tax savings under the TRA by excluding certain tax attributes that we obtain the use of after the closing date of this offering as a result of acquiring other entities to the extent that such tax attributes are the subject of the TRA that we enter into in connection with such acquisitions.

As a result of the foregoing, (1) we could be required to make payments under the TRA that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the TRA and (2) if we materially breach a material obligation under the TRA or our payment obligations under the TRA are otherwise accelerated, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRA. If we were permitted to elect to terminate the TRA immediately after this offering, based on an assumed initial public offering price of $         per share of our Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and a discount rate equal to     , we estimate that we would be required to pay $         in the aggregate under the TRA.

Subject to the discussion above regarding the acceleration of payments under the TRA, payments under the TRA, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the TRA. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the TRA, to the extent they are required, within             days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to             from the due date (without extensions) of such tax return.

The impact that the TRA will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon exchanges of LLC Units (and Class B common stock) for our Class A common stock or cash, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the increased tax basis associated with our acquisition of common and preferred interests in FC HoldCo pursuant to the Reorganization Transactions and future exchanges of LLC Units (and Class B common stock) for our Class A common stock or cash, as well as the other tax attributes that are subject to the TRA. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the TRA. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.

Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the TRA. For example, the earlier disposition of assets following an acquisition by us of interests in FC HoldCo will generally accelerate payments under the TRA and increase the present value of such payments, and the disposition of assets before such an acquisition will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the TRA.

Because of our structure, our ability to make payments under the TRA is dependent on the ability of FC HoldCo to make distributions to us. The ability of FC HoldCo to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest at a rate equal to             until paid (although a rate equal to             will apply if the inability to make payments under the TRA is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

Term Loan

On August 23, 2012, we issued $142.8 million in Class A Notes under a loan agreement with Deutsche Bank AG and Credit Suisse AG. Under the agreement, we also issued $17.5 million in Class B Notes to affiliates of the ABV Funds. On October 24, 2013, the Class B Notes were exchanged for notes issued in the CFCAT 2013-2 securitization transaction. Affiliates of the ABV Funds sold the notes issued in the CFCAT 2013-2 securitization transaction on April 22, 2014.

Limitation of Liability and Indemnification of Executive Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws, both of which will become effective prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. See “Description of Capital Stock—Limitation of Liability of Directors and Officers.”

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We intend to adopt a policy regarding transactions between us and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock on an As-Exchanged Basis, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following tables set forth information regarding beneficial ownership of our common stock as of December 31, 2014, by:

•	each selling stockholder;

•	each person whom we know to own beneficially more than 5% of any class of our common stock;

•	each of the directors and named executive officers individually; and

•	all directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (a) the number of shares and LLC Units to be issued and outstanding immediately after this offering and (b) an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus).

The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the rules and regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including those shares of our Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common stock) on a one-for-one basis, subject to the terms of the Exchange Agreement. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address for each listed stockholder is: c/o Flagship Credit Corporation, 3 Christy Drive, Suite 201, Chadds Ford, PA 19317. To our knowledge, except as indicated in the footnotes to the tables and pursuant to applicable community property laws, the persons named in the tables have sole voting and investment power with respect to all shares of common stock.

Class A Common Stock Beneficially Owned (1)(2)(3)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers
Michael C. Ritter
Jeffrey Butcher
Kenneth J. Sicinski
David Bertoncini
Dennis Morris
Debra Glasser
Christopher Keiser
David Schiff
Andrew Dym
All executive officers and directors as a group (9 persons)
5% Equityholders
ABV Funds(4)

Class B Common Stock Beneficially Owned (1)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering	After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised			After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers
Michael C. Ritter
Jeffrey Butcher
Kenneth J. Sicinski
David Bertoncini
Dennis Morris
Debra Glasser
Christopher Keiser
David Schiff
Andrew Dym
All executive officers and directors as a group (9 persons)
5% Equityholders
ABV Funds(4)

*	Represents beneficial ownership of less than 1%

(1)
Subject to the terms of the Exchange Agreement, shares of our Class B common stock (together with the corresponding LLC Units) are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Beneficial ownership of Class A common stock reflected in the Class A Common Stock Beneficially Owned table above reflects beneficial ownership of LLC Units and shares of Class B common stock exchangeable for shares of Class A common stock immediately following this offering.

(2)
Following the Reorganization Transactions, the Reorganization Parties will hold shares of our Class A common stock and will be entitled to one vote for each share of Class A common stock held by them. The Continuing LLC Owners will own LLC Units and a corresponding number of shares of our Class B common stock and will be entitled to one vote for each share of Class B common stock held by them.

(3)	Represents percentage of voting power of the Class A common stock and Class B common stock of Flagship voting together as a single class. See “Description of Capital Stock—Class B Common Stock.”

(4)
The ABV Funds are managed by Perella Weinberg Partners Capital Management LP (“PWPCM”). PWPCM has delegated certain investment authority over the shares of our Class A and Class B common stock held by the ABV Funds to David Schiff as Portfolio Manager of the ABV Funds. As such, Mr. Schiff may be deemed to have voting and dispositive power over such shares. Mr. Schiff disclaims beneficial ownership of the shares held by the ABV Funds.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Immediately following the completion of this offering, our authorized capital stock will consist of                    shares of Class A common stock, $.001 par value per share,                     shares of Class B common stock, $.001 par value per share, and             shares of preferred stock, $.001 par value per share. No shares of preferred stock will be issued or outstanding immediately following the completion of this offering.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

Class A Common Stock

Voting rights. The holders of Class A common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of Class A common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Flagship, the holders of Class A common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

No Preemptive or Similar Rights. The holders of our Class A common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Voting rights. The holders of Class B common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. The holders of Class B common stock do not have any rights to receive dividends.

Rights upon liquidation. The holders of Class B common stock do not have any rights to receive a distribution upon liquidation, dissolution or winding up of Flagship.

No Preemptive or Similar Rights. The holders of our Class B common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class B common stock.

Conversion and Transferability. Shares of Class B common stock are not transferable except together with an equal number of LLC Units.

Regulations Concerning Change of Control

Certain of the states in which we are licensed to provide consumer finance services have laws or regulations which require regulatory notice or approval for the acquisition of “control” of regulated entities. Under some state laws or regulations applicable to licensing, there exists a presumption of “control” when an acquiring party acquires as little as 10% of the voting securities of a regulated entity or of a company which itself controls (directly or indirectly) a regulated entity. Therefore, in connection with any person acquiring 10% or more of our combined common stock, the prior notification to or approval of some state licensing regulators, or a determination from such regulators that “control” has not been acquired, may be required.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the                       , the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of ours or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A and Class B common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium for their Class A common stock over the market price of the Class A common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A and Class B common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A and Class B common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Authorized but Unissued Capital Stock

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of us or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that the number of directors will be fixed and may only be changed pursuant to a vote of at least 66 2/3% of our board of directors.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the ABV Funds, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed only for cause upon the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock entitled to vote thereon, voting together as a single class; provided, however, at any time when the ABV Funds beneficially own, in the aggregate, greater than 40% of our outstanding voting stock entitled to vote generally in the election of directors, directors may be removed with or without cause, and by an affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class.

In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders agreement with the ABV Funds, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled: (i) when the ABV Funds beneficially own at least 40% of our outstanding voting stock, by a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders and (ii) when the ABV Funds beneficially own less than 40% of our outstanding voting stock, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of our outstanding voting stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our amended and restated certificate of incorporation does not provide for the ability of stockholders to call special meetings; provided, however, at any time when the ABV Funds beneficially own, in the aggregate, at least 40% of our outstanding voting stock entitled to vote generally in the election of directors, special meetings of our stockholders may be requested by the ABV Funds, by the board of directors or by the chairman of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of us.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions will not apply to the ABV Funds so long as the stockholders agreement remains in effect. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when the ABV Funds beneficially own, in the aggregate, less than 40% of our outstanding voting stock entitled to vote generally in the election of directors.

Supermajority Provisions

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware and our amended and restated certificate of incorporation. For as long as the ABV Funds beneficially own, in the aggregate, at least 40% of our outstanding voting stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of a majority of our outstanding voting stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when the ABV Funds beneficially own, in the aggregate, less than 40% of our outstanding voting stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that at any time when the ABV Funds beneficially own, in the aggregate, less than 40% of our outstanding voting stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or us, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

The Delaware Court of Chancery will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Flagship, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Flagship to Flagship or Flagship’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Flagship shall be deemed to have notice of and consented to the foregoing forum selection provisions.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to the ABV Funds, directors affiliated with the ABV Funds and their affiliates and any other non-employee directors. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, such persons will have no duty to refrain from (i) engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy (a “Corporate Opportunity”) or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the ABV Funds, directors affiliated with the ABV Funds and their affiliates or any non-employee directors acquire knowledge of a Corporate Opportunity for themselves or their affiliates or for us or our affiliates, such persons will have no duty to communicate or offer such Corporate Opportunity to us or any of our affiliates and they may take any such Corporate Opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any Corporate Opportunity that is expressly offered to a non-employee director solely in his or her capacity as our director. No business opportunity will be deemed to be a potential Corporate Opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business or is an opportunity in which we have no interest or reasonable expectancy.

Listing

We intend to apply to list the Class A common stock on the                                     under the symbol “        .”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is                          .

U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our Class A common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our Class A common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our Class A common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

As discussed under “Dividend Policy” above, we do not currently expect to pay dividends. In the event that we do pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty.

No amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a non-U.S. holder if the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) and the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is a treated as a corporation for U.S. federal income tax purposes  receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Class A Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of Class A common stock unless:

•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable income tax treaty providing otherwise, in which case the gain will be subject to

U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•
the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain US-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•
we are or have been a United States real property holding corporation (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our Class A common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Class A common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with payments of dividends. A non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on and the gross proceeds of dispositions of Class A common stock of a U.S. issuer will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. The IRS has announced that Treasury Regulations implementing this withholding tax will defer the withholding obligation until January 1, 2017 for gross proceeds from dispositions of common stock of a U.S. issuer. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our Class A common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the Class A common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have                  shares of Class A common stock outstanding assuming the exercise of the underwriters’ option to purchase additional shares of Class A common stock in full. Of these shares, the                  shares, or                    shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  shares of Class A common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 of the Securities Act.

As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market as follows:                   shares on the date of this prospectus;                   shares after 90 days from the date of this prospectus;                   shares after 180 days from the date of this prospectus (subject, in some cases, to volume limitations); and                 shares at various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

Rule 144

In general, a person who has beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our Class A common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•
1% of the number of shares of our Class A common stock then outstanding, which will equal approximately            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock; or

•	the average weekly trading volume of our Class A common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Registration Rights

Upon completion of this offering, the holders of                   shares of Class A common stock or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and other holders of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units), have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock for a period of 180 days after the date of this prospectus, without the prior written consent of                     . See “Underwriting.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom                  are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares

Total

                 are the joint book-running managers of this offering.

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of Class A common stock described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.

The underwriters initially propose to offer part of the shares of our Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $       a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $        a share to other underwriters or to certain dealers. After the initial offering of the shares of our Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                       additional shares of our Class A common stock at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of our Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our Class A common stock listed next to the names of all underwriters in the preceding table.

The underwriting discounts and commissions will be determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of this offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase               additional shares of Class A common stock from the selling stockholders.

	Paid by Us		Paid by the Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$	$	$	$
Total	$	$	$	$

The estimated offering expenses are approximately $              , which includes legal, accounting and printing costs and various other fees associated with registering and listing our Class A common stock. All offering expenses

will be payable by us. We have agreed to reimburse the underwriters for certain expenses relating to offering up to $             .

We intend to apply to list our shares of Class A common stock on the                                         under the symbol “      .”

A prospectus in electronic format may be made available on web sites maintained by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to underwriters that may make Internet distributions on the same basis as other allocations.

Each of the Company, its directors and executive officers, the selling stockholders and other holders of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) have agreed, subject to certain exceptions, without the prior written consent of                 , it will not, during the period ending 180 days after the date of this prospectus:

•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

•
file or cause to be filed any registration statement with the SEC relating to this offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock or such other securities,

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

The 180-day restricted period described above is subject to extension such that, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period beginning on the last day of the 180-day period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.                 , in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate this offering of Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale or position may be either “covered” or “naked.” A short sale is covered if the aggregate short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares of Class A common stock from the selling stockholders described above. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares of Class A common stock described above. The underwriters may also sell shares in excess of their option to purchase additional shares of Class A common stock, creating a naked short position to the extent of the excess. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in this offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the                                 , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

We, the underwriters and the selling stockholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•
in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares of Class A common stock may not be offered or sold by means of any document other than: (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than: (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (a) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, (b) where no consideration is given for the transfer or (c) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (“Corporations Act”)) in relation to the Class A common stock has been or will be lodged with the Australian Securities & Investments Commission (“ASIC”). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i.	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

ii.
a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii.	a person associated with the company under section 708(12) of the Corporations Act; or

iv.
a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

b)
you warrant and agree that you will not offer any of the Class A common stock for resale in Australia within 12 months of that Class A common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares of our Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Relationships with Underwriters

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our net interest income and net earnings, the information set forth in this prospectus and otherwise available, an assessment of our management, the general condition of the securities market at the time of the offering, certain of our other financial operating information in recent periods, the price-earnings ratios, price-to-book-value ratios, market prices of comparable companies, certain other financial and operating information of companies engaged in activities similar to us and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.

LEGAL MATTERS

The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for Flagship by Davis Polk & Wardwell LLP. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters.

EXPERTS

The combined consolidated financial statements of FC HoldCo LLC at December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its Class A common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of the offering, we will be required to file periodic reports and other information with the SEC.

INDEX TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

FC HoldCo LLC
Report of Independent Registered Public Accounting Firm	F-2
Combined Consolidated Financial Statements
Combined Consolidated Balance Sheets	F-3
Combined Consolidated Statements of Operations	F-4
Combined Consolidated Statements of Members’ Equity	F-5
Combined Consolidated Statements of Cash Flows	F-6
Notes to the Combined Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
FC HoldCo LLC

We have audited the accompanying combined consolidated balance sheets of FC HoldCo LLC, as of December 31, 2014 and 2013, and the related combined consolidated statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of FC HoldCo LLC at December 31, 2014 and 2013, and the combined consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California
April 17, 2015

FC HoldCo LLC

Combined Consolidated Balance Sheets
(Dollars in Thousands)

	December 31
	2014	2013
Assets
Cash and cash equivalents	$11,071	$10,506
Cash and cash equivalents – restricted	120,785	68,306
Finance receivables held for investment, net of allowance for credit losses of $71,174 and $42,713 at December 31, 2014 and 2013, respectively	1,890,607	1,190,290
Accrued interest	17,213	9,432
Fixed assets, net of accumulated depreciation of $2,244 and $1,285 at December 31, 2014 and 2013, respectively	4,038	2,189
Capitalized debt issuance costs	15,815	10,076
Other assets	12,622	7,536
Total assets	$2,072,151	$1,298,335
Liabilities and members’ equity
Liabilities:
Warehouse credit facilities	$257,932	$133,986
Term debt, net of discount of $2,198 and $2,654 at December 31, 2014 and 2013, respectively	1,558,992	924,413
Accounts payable, accrued expenses and other liabilities	16,064	10,571
Total liabilities	1,832,988	1,068,970

Commitments and contingencies (Note 10)

Members’ equity:
Common units, no par value; 228,101 and 238,490 units authorized, issued and outstanding in 2014 and 2013, respectively	–	–
Senior common units, no par value; 72,359 units authorized, issued and outstanding in 2014 and 2013	–	–
Preferred units, $1,000 par value; 228,101 and 238,490 units authorized, issued and outstanding in 2014 and 2013, respectively	228,101	238,490
Incentive common units	169	194
Retained earnings (accumulated deficit)	10,893	(9,319)
Total members’ equity	239,163	229,365
Total liabilities and members’ equity	$2,072,151	$1,298,335

See accompanying notes.

FC HoldCo LLC

Combined Consolidated Statements of Operations
(Dollars in Thousands)

	Year Ended December 31
	2014	2013	2012

Financing and other interest income	$208,817	$122,948	$57,861
Interest expense	45,780	27,312	12,696
Net interest income	163,037	95,636	45,165

Provision for credit losses	88,650	51,189	29,413
Net interest income after provision for credit losses	74,387	44,447	15,752

Other income (expense)	4,604	3,063	(197)

Operating expenses:
Compensation and benefits	31,244	19,924	14,089
General and administrative	24,053	17,486	11,972
Depreciation and amortization	1,083	717	414
Total operating expenses	56,380	38,127	26,475

Net income (loss) before allocation to noncontrolling interest	22,611	9,383	(10,920)
Net loss attributable to noncontrolling interest	–	–	413
Net income (loss) attributable to FC HoldCo LLC	$22,611	$9,383	$(10,507)

See accompanying notes.

FC HoldCo LLC

Combined Consolidated Statements of Members’ Equity
(Dollars in Thousands)

	Common Units	Preferred Units	Incentive Common Units	Retained Earnings (Accumulated Deficit)	Total

Balance at December 31, 2011	$–	$104,705	$–	$(7,226)	$97,479
Issuance of preferred units	–	79,104	–	–	79,104
Distributions	–	(35)	–	–	(35)
Corporate reorganization	–	–	–	(969)	(969)
Repurchase of preferred units	–	(500)	–	–	(500)
Net loss attributable to FC HoldCo LLC	–	–	–	(10,507)	(10,507)
Balance at December 31, 2012	–	183,274	–	(18,702)	164,572
Issuance of preferred units	–	55,691	–	–	55,691
Distributions	–	(475)	–	–	(475)
Equity based compensation	–	–	194	–	194
Net income attributable to FC HoldCo LLC	–	–	–	9,383	9,383
Balance at December 31, 2013	–	238,490	194	(9,319)	229,365
Issuance of preferred units	–	19,268	–	–	19,268
Distributions	–	(557)	–	–	(557)
Equity based compensation	–	–	707	–	707
Repurchase of preferred units	–	(29,100)	–	(522)	(29,622)
Repurchase of common and incentive common units	–	–	(732)	(1,877)	(2,609)
Net income attributable to FC HoldCo LLC	–	–	–	22,611	22,611
Balance at December 31, 2014	$–	$228,101	$169	$10,893	$239,163

See accompanying notes.

FC HoldCo LLC

Combined Consolidated Statements of Cash Flows
(Dollars in Thousands)

	Year Ended December 31
	2014	2013	2012
Operating activities
Net income (loss) before allocation to noncontrolling interest	$22,611	$9,383	$(10,920)
Adjustments to reconcile net income (loss) before allocation to noncontrolling interest to net cash provided by operating activities:
Provision for credit losses	88,650	51,189	29,413
Amortization of deferred premiums, discounts, origination costs and debt issuance costs	33,843	18,364	5,210
Depreciation of fixed assets and amortization of intangibles	1,083	717	414
Equity based compensation	707	194	–
Loss (gain) on derivative financial instruments	329	(303)	1,098
Other, net	(3,070)	(1,846)	(3,684)
Net cash provided by operating activities	144,153	77,698	21,531

Investing activities
Originations and purchases of finance receivables held for investment	(1,302,508)	(924,388)	(532,832)
Purchases of portfolio acquisitions	–	–	(17,008)
Collections on finance receivables held for investment	480,956	248,155	89,597
Purchases of derivative financial instruments	(108)	(101)	(964)
Purchases of fixed assets	(3,040)	(1,752)	(721)
Net cash used in investing activities	(824,700)	(678,086)	(461,928)

Financing activities
Advances (repayments) on warehouse credit facility, net	123,946	(98,234)	155,219
Issuance of term debt	1,121,279	975,369	265,750
Repayment of term debt	(487,210)	(282,797)	(34,797)
Debt issuance costs	(10,904)	(9,959)	(3,568)
Increase in restricted cash	(52,479)	(41,613)	(18,195)
Issuance of preferred units	19,268	55,691	79,104
Repurchase of preferred units	(29,622)	–	(500)
Repurchase of common and incentive common units	(2,609)	–	–
Distributions	(557)	(475)	(35)
Net cash provided by financing activities	681,112	597,982	442,978

Net increase (decrease) in cash	565	(2,406)	2,581
Cash:
Beginning of year	10,506	12,912	10,331
End of year	$11,071	$10,506	$12,912
Supplemental cash flow information
Interest paid	$38,438	$24,119	$10,251

See accompanying notes.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements

December 31, 2014

1. Organization and Nature of Business

FC HoldCo LLC was formed on August 10, 2010, as a Delaware limited liability company. CF Capital Holdings LLC was formed on March 7, 2011, as a Delaware limited liability company. Both FC HoldCo LLC and CF Capital Holdings LLC are majority owned by investment funds constituting part of the Perella Weinberg Partners’ Asset Based Value Strategy.

Pursuant to a Merger Agreement dated November 5, 2014, FC HoldCo LLC merged with and into CF Capital Holdings LLC effective January 1, 2015, with CF Capital Holdings LLC surviving under the new name FC HoldCo LLC (the Company).

The Company’s Indirect business originates retail installment sales contracts through automobile dealerships in connection with their sale of new and used vehicles to consumers with limited credit histories, modest incomes or those who have experienced prior credit difficulties, typically referred to as nonprime borrowers. The Company’s Direct business originates receivables directly to nonprime borrowers obtained through the Company’s website and through referrals from other lenders and intermediaries.

2. Accounting Policies

Basis of Presentation

The January 1, 2015 merger was accounted for as a reorganization of entities under common control in a manner similar to a pooling of interest. Under the pooling of interest method, the assets and liabilities of the combining entities are carried forward at their carrying amounts, income and expenses are combined from the beginning of the period in which the combination occurred, and prior periods are presented as if the entities were combined as of the earliest period presented.

The combined consolidated financial statements as of December 31, 2014 include the accounts of FC HoldCo LLC and CF Capital Holdings LLC. FC HoldCo LLC includes its wholly owned subsidiaries, Flagship Credit Acceptance LLC and FC Funding LLC, both of which are Delaware limited liability companies. CF Capital Holdings LLC includes its wholly owned subsidiaries, CarFinance Capital LLC and CFC Funding LLC, both of which are Delaware limited liability companies. All intercompany transactions have been eliminated in the preparation of these combined consolidated financial statements.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

At January 1, 2012, CarFinance Capital LLC was owned 85% by CF Capital Holdings LLC and 15% by James M. Landy, the former Chief Executive Officer of CarFinance Capital LLC. On August 13, 2012, the Company’s ownership structure was reorganized whereby Mr. Landy’s ownership interest was transferred from CarFinance Capital LLC to CF Capital Holdings LLC. Subsequent to the reorganization, CF Capital Holdings LLC owns 100% of the equity of CarFinance Capital LLC. In connection with this reorganization, CF Capital Holdings LLC recognized a charge to retained earnings of $1.0 million during 2012 representing losses previously attributable to the noncontrolling interest.

Cash, Cash Equivalents, and Restricted Cash

Investments in highly liquid securities with original maturities of 90 days or less are included in cash and cash equivalents.

Cash pledged to support the Company’s warehouse credit and term debt facilities is deposited into restricted reserve accounts and recorded on the Company’s combined consolidated balance sheets as restricted cash. Restricted cash also includes amounts deposited into the Company’s lockbox and collections accounts totaling $71.3 million and $42.0 million at December 31, 2014 and 2013, respectively, as the majority of these funds may only be used for certain purposes, including payment of interest and servicing fees and repayment of debt.

Finance Receivables

Finance receivables are classified as held for investment and carried at amortized cost, net of an allowance for credit losses, as the Company has both the ability and intent to hold these receivables until maturity. Most of the Company’s finance receivables have been pledged as collateral under its warehouse credit facilities and securitized borrowing arrangements. Purchase premiums, discounts and origination costs are deferred and amortized as adjustments to financing income over the estimated life of the related receivables.

Certain of the Company’s finance receivables portfolios were purchased from third parties at either a discount or a premium, the aggregate purchase price of which represents the fair value of the portfolio purchased. For those portfolios purchased at a discount, the discount primarily represents a credit discount necessary such that the portfolio will have a market rate of return

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

after contemplating the credit losses on the acquired loans. Losses incurred on the loans are recorded against the credit discount. Losses anticipated incremental to the credit discount are recorded against the allowance. A portion of the discount for purchased portfolios represents anticipated credit losses on the acquired finance receivables.

Interest is accrued when earned in accordance with the contractual terms of the finance receivables. The accrual of interest is discontinued once a finance receivable becomes more than 60 days past due. These loans are designated as nonaccrual loans. The Company generally recognizes interest income on nonaccrual loans on a cash basis when received. Interest accruals are resumed when the receivable becomes 60 days or less past due and when, in the judgment of management, the receivable is estimated to be fully collectible as to principal and interest.

Allowance for Credit Losses

The allowance for credit losses is maintained at a level considered adequate to cover probable losses in the portfolio of finance receivables held for investment that have been incurred as of the financial statement date. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance at the required level. Probable losses are estimated based on various factors including expected defaults and rates of severity taking into account the specific credit characteristics of the portfolio. Additionally, the loss estimates are impacted by the Company’s estimate of the value of the underlying collateral, trends in projected used car values and macroeconomic trends, including unemployment rates and energy prices.

Finance receivables are charged off against the allowance for credit losses in the month in which the account becomes 120 days contractually past due if the related vehicle has not been repossessed. Accounts in repossession are charged off when the vehicle is legally available for disposition. For repossessed vehicles, a charge-off is recorded representing the difference between estimated net sales proceeds and the amount of the delinquent receivable. Accrued interest on charged-off finance receivables is written off against financing income. Recoveries on finance receivables previously charged off are credited to the allowance for credit losses.

For portfolio acquisitions, the discount between the portfolio principal balance and the initial purchase price primarily represents a credit discount necessary such that the portfolio will have a market rate of return, contemplating the credit discount. Actual credit losses incurred on the portfolio are recorded against the discount. The Company will establish an allowance for credit losses to the extent that management’s estimate of losses inherent in an individual purchased portfolio at the balance sheet date exceeds the remaining unaccreted discount.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Large groups of smaller balance homogeneous loans, such as the Company’s finance receivables portfolio, are collectively evaluated for impairment. The Company considers a loan to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that have been modified such that a concession has been granted to a borrower experiencing financial difficulty are generally considered troubled debt restructurings and classified as impaired.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting principles generally accepted in the United States (GAAP) establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Fair value hierarchy classifications are reviewed on a quarterly basis. Changes related to the observable inputs to a fair value measurement may result in a reclassification between hierarchy levels.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measurement. Therefore, even when market assumptions are not readily available, management’s own assumptions

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

attempt to reflect those that market participants would use in pricing the asset or liability at the measurement date. During the years ended December 31, 2014, 2013 and 2012, there were no transfers between Level 1, Level 2 or Level 3 of the fair value hierarchy for financial assets and financial liabilities, which have been recorded at fair value.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Furniture and fixtures	3–5 years
Computer hardware and software	3–5 years
Telecommunications	3–5 years
Systems development	5 years
Leasehold improvements	Lesser of useful life or remaining lease term

Depreciation and amortization expense totaled $1.1 million, $0.7 million and $0.4 million for the years ended December 31, 2014, 2013 and 2012, respectively. Repairs and maintenance expenses are charged to operations as incurred.

Derivative Financial Instruments

The Company has entered into interest rate cap and interest rate swap agreements related to its warehouse credit facilities in order to reduce the risk of an increase in interest rates. These derivative financial instruments are recorded at fair value based on Level 2 inputs. These derivative financial instruments have not been designated as hedges for accounting purposes and accordingly, any gains or losses are included in the Company’s results of operations.

Goodwill

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in business combinations. As of December 31, 2014 and 2013, the Company had $0.5 million of goodwill, which was included in other assets. The Company reviews its goodwill for impairment annually and when events or changes in circumstances indicate the carrying amount may not be recoverable. No impairment expense was recorded during the years ended December 31, 2014, 2013 or 2012.

FC HoldCo LLC

  Notes to Combined Consolidated Financial Statements (continued)

2. Accounting Policies (continued)

Income Taxes

The Company is treated as a partnership for tax purposes and any taxable income or loss generated is passed through and reported by the respective owners of the Company.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of the combined consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the combined consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

3. Finance Receivables

Finance receivables are summarized as follows:

	December 31
	2014	2013
	(Dollars in Thousands)

Finance receivables held for investment	$345,724	$234,798
Finance receivables held for investment, pledged to securitized borrowing arrangements	1,557,172	963,786
Deferred premiums, discounts and origination costs, net	58,885	34,419
Finance receivables held for investment, gross	1,961,781	1,233,003
Allowance for credit losses	(71,174)	(42,713)
Finance receivables held for investment, net	$1,890,607	$1,190,290

At December 31, 2014, the Company’s finance receivables held for investment were to borrowers located primarily in Texas (21.5%), California (13.1%), Florida (10.9%), Arizona (7.1%) and Georgia (6.4%). Borrowers in each of the remaining states comprised less than 5% of total finance receivables held for investment.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

3. Finance Receivables (continued)

Finance receivables are summarized as follows:

	December 31
	2014	2013
	(Dollars in Thousands)

Current	$1,337,684	$854,437
1 – 30 days	418,093	258,912
31 – 60 days	84,422	51,561
Greater than 60 days	42,726	22,653
Total	$1,882,925	$1,187,563

The delinquency aging includes all past-due finance receivables except those finance receivables currently in bankruptcy status totaling $20.2 million and $11.3 million at December 31, 2014 and 2013, respectively.

The gross principal balance of nonaccrual and impaired finance receivables totaled $54.4 million and $29.1 million at December 31, 2014 and 2013, respectively. There were no loans greater than 60 days delinquent and still accruing interest at December 31, 2014 or 2013.

The changes in the allowance for credit losses for the years ended December 31 were as follows:

	2014	2013
	(Dollars in Thousands)

Balance, beginning of year	$42,713	$24,523
Provision expense	88,650	51,189
Charge-offs	(68,948)	(37,199)
Recoveries	8,759	4,200
Balance, end of year	$71,174	$42,713

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

3. Finance Receivables (continued)

In addition to the allowance for credit losses, the Company has $0.2 million and $0.3 million of purchase discount for purchased portfolios as of December 31, 2014 and 2013, respectively. Purchased portfolio charge-offs applied against the purchase discount totaled $0.1 million and $1.5 million for the years ended December 31, 2014 and 2013, respectively. For the year ended December 31, 2012, $9.2 million in purchased portfolio charge-offs were applied against the purchase discount and an additional $2.5 million in purchase discounts were recorded from the purchase of $19.4 million in finance receivables.

The Company’s portfolio of finance receivables held for investment, which consists of smaller balance, homogeneous loans, was collectively evaluated for impairment at December 31, 2014 and 2013 and, accordingly, was not separately identified for impairment disclosures. The Company had no troubled debt restructurings as of and for the years ended December 31, 2014, 2013 and 2012.

4. Warehouse Credit Facilities

The Company’s warehouse credit facilities are summarized as follows:

	At December 31, 2014
	Commitment Amount	Outstanding Balance
	(Dollars in Thousands)

Revolving, due August 16, 2015	$175,000	$78,453
Revolving, due May 6, 2016	100,000	10,125
Revolving, due June 25, 2016	350,000	159,300
Revolving, due August 15, 2016	150,000	10,054
Total	$775,000	$257,932

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

4. Warehouse Credit Facilities (continued)

These revolving credit facilities bear interest at rates ranging from the London Interbank Offered Rate (LIBOR) plus 175 basis points to LIBOR plus 225 basis points at December 31, 2014 and 2013.

	At December 31, 2013
	Commitment Amount	Outstanding Balance
	(Dollars in Thousands)

Revolving, due September 15, 2014	$300,000	$61,200
Revolving, due November 26, 2014	100,000	1,499
Revolving, due February 16, 2015	175,000	71,287
Total	$575,000	$133,986

Finance receivables with an outstanding principal balance of $320.5 million and $209.0 million were pledged as collateral against these facilities at December 31, 2014 and 2013, respectively. Cash reserves are required to be maintained as additional credit support for the facilities and totaled $4.9 million and $3.3 million at December 31, 2014 and 2013, respectively, and are included in restricted cash and cash equivalents.

The Company was in compliance with all covenants related to these warehouse credit facilities at December 31, 2014 and 2013.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

5. Term Debt

Securitized Borrowing Arrangements

The Company’s securitization transactions are accounted for as secured financings and are summarized as follows:

	At December 31, 2014
	Receivables Pledged	Notes Outstanding
	(Dollars in Thousands)

FCAT 2012-1, 4.58%, due July 15, 2019(a)	$37,306	$35,210
FCAT 2013-1, 2.41%, due July 15, 2020(a)	111,855	109,943
FCAT 2013-2, 2.76%, due February 16, 2021(a)	152,612	148,124
FCAT 2014-1, 1.95%, due August 16, 2021(a)	222,995	215,119
FCAT 2014-2, 2.08%, due February 16, 2022(a)	322,001	317,465
CFCAT 2013-1, 2.77%, due November 15, 2019(a)	125,571	113,204
CFCAT 2013-2, 3.10%, due October 15, 2020(a)	188,848	183,522
CFCAT 2014-1, 2.21%, due September 15, 2020(a)	184,843	178,053
CFCAT 2014-2, 1.84%, due November 15, 2021(a)	211,141	206,811
Total	$1,557,172	$1,507,451

(a)
The weighted average coupon for the Flagship Credit Auto Trusts (FCAT) and CarFinance Capital Auto Trusts (CFCAT) is based on the current notes outstanding. Maturity dates represent final legal maturities of the securitizations. The notes are expected to be paid based on the amortization of the finance receivables pledged to the trusts.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

5. Term Debt (continued)

	At December 31, 2013
	Receivables Pledged	Notes Outstanding
	(Dollars in Thousands)

FCAT 2012-1, 4.06%, due July 15, 2019(a)	$64,321	$60,232
FCAT 2013-1, 2.02%, due July 15, 2020(a)	179,858	172,001
FCAT 2013-2, 2.49%, due February 16, 2021(a)	223,963	219,232
CFCAT 2013-1, 2.33%, due November 15, 2019(a)	202,256	184,593
CFCAT 2013-2, 2.60%, due October 15, 2020(a)	293,388	291,016
Total	$963,786	$927,074

(a)
The weighted average coupon for FCAT and CFCAT is based on the current notes outstanding. Maturity dates represent final legal maturities of the securitizations. The notes are expected to be paid based on the amortization of the finance receivables pledged to the trusts.

Cash reserves are required to be maintained as additional credit support for the securitizations and totaled $44.4 million and $23.0 million at December 31, 2014 and 2013, respectively, and are included in restricted cash and cash equivalents.

Under the terms of the Company’s securitization agreements, the Company transfers finance receivables to its special purpose finance subsidiaries. While these subsidiaries are included in the Company’s consolidated financial statements, they are separate legal entities and the collateral and other assets held by these subsidiaries are legally owned by these subsidiaries and are not available to creditors of the Company or its other subsidiaries.

Residual Credit Agreement

On May 27, 2014, the Company entered into a Credit Agreement whereby it borrowed $45 million in a financing transaction collateralized by the residual cash flows from its FCAT 2012-1 through its FCAT 2013-2 securitized borrowing arrangements. On December 11, 2014, the Company amended the Credit Agreement and increased the facility amount to $55 million by

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

5. Term Debt (continued)

pledging additional residual cash flows from its FCAT 2014-1 and 2014-2 securitized borrowing arrangements and extended the maturity to May 17, 2017. The facility bears interest at a rate of 9.75% and requires monthly amortization of the principal balance based on the cash flows of the underlying securitized borrowing arrangements. At December 31, 2014, $53.7 million was outstanding under the Credit Agreement.

Term Loan

On August 23, 2012, the Company issued $142.8 million in Class A Notes under a loan agreement with its lenders. The proceeds from this borrowing were used to pay down the Company’s warehouse credit facility and to fund its finance receivables. Under the agreement, the Company also issued $17.5 million in Class B Notes to affiliates of Perella Weinberg Partners’ Asset Based Value Strategy. On October 24, 2013, this facility was refinanced and the eligible finance receivables pledged to this facility were transferred to the Company’s CFCAT 2013-2 securitization transaction and the Class A Notes were paid in full. Also on October 24, 2013 the Class B Notes were exchanged for notes issued in the 2013-2 securitization transaction. As this exchange was accounted for as a debt modification, the Company’s basis in the Class B Notes of $14.8 million was carried over and became the basis in the notes issued in the CFCAT 2013-2 securitization transaction.

The Company was in compliance with all covenants related to these term credit facilities at December 31, 2014 and 2013.

6. Derivative Financial Instruments

At December 31, 2014 and 2013, the Company had interest rate cap and interest rate swap agreements with an underlying notional amount of $245 million and $262 million, respectively. These agreements were fair valued at $0.2 million and $0.4 million at December 31, 2014 and 2013, respectively, and are included in other assets on the combined consolidated balance sheets.

Other income (expense) includes losses on derivative financial instruments of $0.3 million and $1.1 million for the years ended December 31, 2014 and 2012, respectively, and a gain of $0.3 million for the year ended December 31, 2013, reflecting the changes in fair value of the Company’s interest rate cap and interest rate swap agreements.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

7. Income Taxes

The Company is treated as a partnership for tax purposes and any taxable income or loss generated is passed through and reported by the respective owners of the Company.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.

The Company recognizes and discloses uncertain tax positions taken or expected to be taken in the course of preparing the Company’s tax return to determine whether the tax positions are more likely than not of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management of the Company is required to analyze all open tax years, as defined by the statute of limitations, for all major jurisdictions, which includes federal and certain states. Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense on the combined consolidated statements of operations.

The Company has had no examinations in progress and none are expected at this time. As of December 31, 2014 and 2013, management of the Company has concluded there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

8. Benefit Plans

The Company offers a defined contribution savings plan (Plan) to all full-time employees based upon eligibility criteria specified in the Plan documents. The Company matches 50% of an employee’s contribution up to 6% of participant’s payroll period compensation. Company contributions charged to compensation expense for the Plan totaled $0.5 million, $0.1 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively.

9. Preferred Units

The Company issued 79,104, 55,691 and 19,268 preferred units during the years ended December 31, 2014, 2013 and 2012, respectively.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

9. Preferred Units (continued)

The Company’s Limited Liability Company Agreement provides that all profits and losses of the Company shall be allocated first, to each preferred member pro rata until a 12% return has been achieved; second, to each preferred member pro rata based on the aggregated unreturned invested capital of the preferred members; third, to each sponsor member until the aggregated unpaid-payment priority amount is satisfied; and last, pro rata to the holders of the common units. The cumulative preferred return is not accrued on the combined consolidated balance sheets and is only distributable upon determination by the Board of Directors or upon dissolution and winding up of the Company. Pursuant to the Company’s Limited Liability Company Agreement, the Company has issued incentive common units to certain key employees of the Company. The incentive common units vest subject to terms and conditions including years of service.

Pursuant to the Merger Agreement, the preferred units outstanding immediately prior to the close of the transaction converted into a corresponding amount of preferred units in the surviving entity. Additionally, the common units and incentive common units outstanding immediately prior to the close of the transaction converted into senior common units pursuant to the Merger Agreement.

The Company recognized $0.1 million and $0.2 million in compensation expense relating to the vesting of these incentive common units for the years ended December 31, 2014 and 2013, respectively. No expense was recognized during 2012.

On December 11, 2014, the Company repurchased from James M. Landy, the former Chief Executive Officer of CF Capital Holding LLC, his preferred units, common units and incentive common units and recognized $0.6 million in compensation expense relating to the repurchase of the incentive common units. On June 5, 2012, the Company repurchased from a non-controlling equity holder its preferred units of the Company for $500,000.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

10. Commitments and Contingencies

The Company leases its offices in Chadds Ford, Pennsylvania; Phoenix, Arizona; Indianapolis, Indiana; Irvine, California; and Irving, Texas, under non-cancelable operating leases. At December 31, 2014, the future minimum lease commitments were as follows:

(Dollars in Thousands)

2015	$1,776
2016	1,649
2017	1,688
2018	1,727
2019 and beyond	5,398
Total	$12,238

The Company may become a party to legal proceedings that arise in the ordinary course of business. The Company is not currently involved in any material legal proceedings.

11. Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

11. Fair Value of Financial Instruments (continued)

The following are the Company’s assumptions and fair value estimates of significant financial instruments:

Cash and Cash Equivalents – The carrying amounts of cash and cash equivalents, including restricted cash, approximated fair value at December 31, 2014 and 2013, due to the short maturity of these instruments.

Finance Receivables Held for Investment – Finance receivables held for investment are carried at amortized cost and reported net of the allowance for credit losses. The net carrying value of finance receivables was $1,890.6 million and $1,190.3 million at December 31, 2014 and 2013, respectively. The estimated fair value of finance receivables was $1,893.3 million and $1,202.9 million at December 31, 2014 and 2013, respectively.

Interest Rate Cap and Swap Agreements – The Company’s interest rate cap and swap agreements are carried at fair value using observable inputs including interest rates and notional amount.

Warehouse Credit Facilities – The carrying amount of the Company’s warehouse credit facilities approximates fair value based upon the short-term, variable nature of the rates as well as the rates being comparable to market rates for obligations of a similar nature.

Term Debt – The net carrying value of term debt was $1,559.0 million and $924.4 million at December 31, 2014 and 2013, respectively. The estimated fair value of term debt was $1,562.9 million and $925.8 million at December 31, 2014 and 2013, respectively.

12. Subsequent Events

On January 9, 2015, the Company entered into a Credit Agreement whereby it borrowed $50 million in a financing transaction collateralized by the residual cash flows from its CFCAT 2013-1 through its CFCAT 2014-2 securitized borrowing arrangements. The facility bears interest at a rate of 9.75% and matures on June 19, 2017. The facility requires monthly amortization of the principal balance based on the cash flows of the underlying securitized borrowing arrangements.

FC HoldCo LLC

Notes to Combined Consolidated Financial Statements (continued)

12. Subsequent Events (continued)

On February 26, 2015, the Company completed a securitization transaction in which CFCAT 2015-1 issued fixed-rate automobile receivables-backed notes with an initial principal balance of $265.9 million at a 2.10% weighted average coupon. The notes have a final contractual maturity of January 18, 2022. The Company received net proceeds of $10.4 million from the transaction.

On March 12, 2015, the Company completed a securitization transaction in which the FCAT 2015-1 issued fixed-rate automobile receivables-backed notes with an initial principal balance of $280.7 million at a 2.19% weighted average coupon. The notes have a final contractual maturity of July 15, 2022. The Company received net proceeds of $21.9 million from the transaction.

On March 19, 2015, the Company’s Irvine, California lease was amended to extend the term for an additional three years through October 2018. Future minimum lease payments under this lease amendment total $1.9 million.

                            Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

                                           , 2015

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee		$5,810
FINRA filing fee		8,000
Listing fee		*
Transfer agent’s fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Section        of the registrant’s amended and restated bylaws provides for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement, filed as Exhibit 1.1 to this registration statement, provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

Since three years before the date of the initial filing of this registration statement, the registrant has sold the following securities without registration under the Securities Act:

On March 18, 2015, Flagship Credit Corporation issued 1 share of our common stock to Perella Weinberg Partners Asset Based Value Offshore Fund L.P. for $0.001. The issuance of such share of common stock was not registered under the Securities Act, because the share was offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

(a)      The following exhibits are filed as part of this registration statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation*
3.2	Form of Amended and Restated Bylaws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell LLP regarding validity of the Class A common stock*
10.1	Form of Amended and Restated Limited Liability Company Agreement of FC HoldCo LLC*
10.2	Form of Stockholders Agreement*
10.3	Form of Tax Receivable Agreement*
10.4	Form of Exchange Agreement*
10.5	Form of Registration Rights Agreement*
10.6	Form of Indemnification Agreement*
10.7	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and Michael C. Ritter*†
10.8	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and Kenneth J. Sicinski*†
10.9	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and David Bertoncini*†
10.10	Offer Letter, dated April 14, 2014, between Flagship Credit Acceptance LLC and Christopher Keiser*†
10.11	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Jeffrey Butcher*†
10.12	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Dennis Morris*†
10.13	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Debra Glasser*†
10.14	Form of FC HoldCo LLC Incentive Units Award Agreement*†
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.

(b)      The following financial statement schedule is filed as part of this registration statement:

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a)      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)      The undersigned registrant hereby undertakes that:

(1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chadds Ford, State of Pennsylvania, on the 17th day of April, 2015.

Flagship Credit Corporation

By:	/s/ Michael C. Ritter
	Name:	Michael C. Ritter
	Title:	Chief Executive Officer and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Ritter, David Bertoncini and Debra Glasser, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael C. Ritter	Chief Executive Officer, President and Director (Principal Executive Officer)	April 17, 2015
Michael C. Ritter
/s/ Jeffrey Butcher	Interim Co-Principal Financial Officer (Co-Principal Financial and Accounting Officer)	April 17, 2015
Jeffrey Butcher
/s/ Kenneth J. Sicinski	Interim Co-Principal Financial Officer (Co-Principal Financial and Accounting Officer)	April 17, 2015
Kenneth J. Sicinski

/s/ Dennis Morris	Chief Operating Officer and Director	April 17, 2015
Dennis Morris

/s/ David Schiff	Director	April 17, 2015
David Schiff

/s/ Andrew Dym	Director	April 17, 2015
Andrew Dym

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Form of Amended and Restated Certificate of Incorporation*
3.2	Form of Amended and Restated Bylaws*
4.1	Form of Common Stock Certificate*
5.1	Opinion of Davis Polk & Wardwell LLP regarding validity of the Class A common stock*
10.1	Form of Amended and Restated Limited Liability Company Agreement of FC HoldCo LLC*
10.2	Form of Stockholders Agreement*
10.3	Form of Tax Receivable Agreement*
10.4	Form of Exchange Agreement*
10.5	Form of Registration Rights Agreement*
10.6	Form of Indemnification Agreement*
10.7	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and Michael C. Ritter*†
10.8	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and Kenneth J. Sicinski*†
10.9	Offer Letter, dated September 1, 2010, between Flagship Credit Acceptance LLC and David Bertoncini*†
10.10	Offer Letter, dated April 14, 2014, between Flagship Credit Acceptance LLC and Christopher Keiser*†
10.11	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Jeffrey Butcher*†
10.12	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Dennis Morris*†
10.13	Retention Letter, dated November 20, 2014, between CarFinance Capital LLC and Debra Glasser*†
10.14	Form of FC HoldCo LLC Incentive Units Award Agreement*†
21.1	List of Subsidiaries of the Registrant*
23.1	Consent of Ernst & Young LLP
23.2	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

†	Management contract or compensatory plan or arrangement.